82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02031240

REGISTRANT'S NAME Hang Seng Bank

*CURRENT ADDRESS

PROCESSED

APR 25 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1747 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 4/17/02

恒生銀行年報 2001 HANG SENG BANK ANNUAL REPORT

恒生銀行致力促進與客戶關係，並擴展一應俱全之理財服務，與客戶之日常生活息息相關。

本行透過加強客戶市場分層策略、提供增值產品及有效之銷售渠道，進一步提升客戶之時尚生活方式。

今年的年報旨在凸顯本行與客戶發展密切關係，以及增加客戶分惠之策略。

Hang Seng Bank is committed to deepening customer relationships and broadening its one-stop financial services to become an intrinsic part of customers' lives.

Customer segmentation, value-added solutions and delivery channels are being strengthened to enhance their lifestyles.

The Bank's strategies to develop close customer relationships and increase its share of customers' financial spending are highlighted in this year's annual report.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Hang Seng Bank Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

This circular should be read in conjunction with the accompanying Annual Report and Accounts for the year ended 31 December 2001.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

HANG SENG BANK

PROPOSALS RELATING TO GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

Hang Seng Bank Limited

(Incorporated in Hong Kong with limited liability)

The notice convening an Annual General Meeting of Hang Seng Bank Limited (the "Bank") to be held on Tuesday, 23 April 2002 at 3:30 pm, at which, among others, the above proposals will be considered, is set out on pages 159 to 161 of the Annual Report and Accounts for the year ended 31 December 2001 sent together with this circular.

The action to be taken by shareholders is set out on page 2. Whether or not you propose to attend the Annual General Meeting you are requested to complete and return the form of proxy enclosed with the Annual Report and Accounts in accordance with the instructions printed thereon as soon as possible.

18 March 2002

Member HSBC *Group*

HANG SENG BANK LIMITED

(Incorporated in Hong Kong with limited liability)

Directors:
The Honourable Lee Quo-Wei GBM, JP, *Honorary Chairman*
Mr D G Eldon JP, *Chairman*
Mr Vincent H C Cheng OBE, JP, *Vice-Chairman*
Mr John C C Chan GBS, JP*
Dr Y T Cheng DPMS, DBA(Hon), LLD(Hon), DSSc(Hon)*
Dr Ho Tim Chev Leg d'Hon, JP, DSSc(Hon), DBA(Hon), LLD(Hon)
Mr Jenkin Hui*
Dr H C Lee GBS*
Dr the Hon Eric K C Li FHKSA, OBE, JP*
Dr Vincent H S Lo GBS, JP
Mr Roger K H Luk BSocSc, MBA, FHKIB, MIMgt, JP
Mr W K Mok FCCA, AHKSA, ACIS, ACIB
Mr Raymond C F Or
Mr S C Penney
Dr David W K Sin DSSc(Hon)*
Mr Richard Y S Tang MBA, BBS, JP*

* *Independent non-executive Directors*

Registered Office:
83 Des Voeux Road Central
Hong Kong

18 March 2002

To the Shareholders

Dear Sir or Madam

PROPOSALS RELATING TO GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

INTRODUCTION

The purpose of this circular is to seek your approval of proposals to grant general mandates to issue shares and to repurchase shares and to provide you with information in connection with such proposals. Your approval will be sought at the Annual General Meeting of the Bank to be held on 23 April 2002.

GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

At the Annual General Meeting of the Bank held on 19 April 2001, ordinary resolutions were passed giving general mandates to the Directors (i) to repurchase shares of the Bank on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") of up to 10 per cent of the aggregate nominal amount of the issued share capital of the Bank as at 19 April 2001; and (ii) to allot, issue and otherwise deal with additional shares up to a limit equal to (a) 10 per cent of the aggregate nominal amount of the shares of the Bank in issue as at 19 April 2001, plus (b) (authorised by a separate ordinary resolution as required by the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules")) the nominal amount of any shares repurchased by the Bank pursuant to the mandate referred to in (i) above. No shares have been repurchased and no shares have been allotted, issued or otherwise dealt with pursuant to these mandates.

Under the terms of the Companies Ordinance (Cap 32) (the "Companies Ordinance") and the Listing Rules, these general mandates will lapse upon the conclusion of the forthcoming Annual General Meeting of the Bank to be held on 23 April 2002, unless renewed at that meeting. To keep in line with current corporate practice, resolutions will be proposed to renew these mandates and the explanatory statement giving certain information regarding the repurchase resolution as required under the Listing Rules is set out in the appendix to this circular.

ACTION TO BE TAKEN

A notice of the Annual General Meeting of the Bank for 2002 is set out on pages 159 to 161 of the Bank's Annual Report and Accounts for the year ended 31 December 2001 sent together with this circular. At the Annual General Meeting, ordinary resolutions, among others, will be proposed to:

(a) grant the Directors a general mandate to allot, issue and deal with additional shares up to an aggregate nominal amount not exceeding 10 per cent of the aggregate nominal amount of the issued share capital of the Bank as at the date of the resolution;

(b) grant the Directors a general mandate to repurchase on the Stock Exchange shares representing up to 10 per cent of the aggregate nominal amount of the issued share capital of the Bank as at the date of the resolution (the "Repurchase Mandate"); and

(c) increase the nominal amount of shares which the Directors may issue under the general mandate referred to in paragraph (a) above, by the aggregate nominal amount of shares so repurchased (up to a maximum of 10 per cent of the aggregate nominal amount of the issued share capital of the Bank as at the date of the resolution).

Enclosed with the Annual Report and Accounts is a form of proxy for use at the Annual General Meeting. Whether or not you intend to attend the Annual General Meeting, you are requested to complete the form of proxy and return it to the Company Secretary Department, Hang Seng Bank Limited, at 83 Des Voeux Road Central, Hong Kong so as to be received not less than 48 hours before the time appointed for holding the Annual General Meeting. The return of a form of proxy will not preclude a shareholder from attending and voting in person.

RECOMMENDATION

The Directors believe that the proposed general mandate to issue shares of the Bank and the Repurchase Mandate are in the best interests of the Bank as well as its shareholders. Accordingly, the Directors recommend that all shareholders vote in favour of the resolutions to be proposed at the Annual General Meeting.

Yours faithfully



David Eldon
Chairman

The Appendix serves as an explanatory statement, as required by the Listing Rules, and also a memorandum of the terms of a proposed purchase, as required by section 49BA(3)(b) of the Companies Ordinance, to provide information to you with regard to the Repurchase Mandate.

1. SHARE CAPITAL

As at 15 March 2002 (the latest practicable date prior to the printing of this circular), the issued share capital of the Bank comprised 1,911,842,736 shares of HK$5 each (the "Shares"). Subject to the passing of the necessary ordinary resolution and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, exercise in full of the Repurchase Mandate could accordingly result in up to 191,184,273 Shares being repurchased by the Bank during the course of the period prior to the next annual general meeting to be held in 2003.

2. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Bank and its shareholders to have a general authority from shareholders to enable the Directors to repurchase Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Bank and/or net assets per Share and/or its earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Bank and its shareholders.

3. FUNDING OF REPURCHASES

Repurchases of Shares will be funded entirely from the Bank's available cash flow or working capital facilities, and will, in any event, be made out of funds legally available for the purchase in accordance with the Memorandum and Articles of Association of the Bank and the applicable laws of Hong Kong.

The Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Bank or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Bank. However, there might be a material adverse effect on the working capital requirements or gearing levels of the Bank (as compared with the position disclosed in the audited accounts contained in the Annual Report for the year ended 31 December 2001) in the event that the Repurchase Mandate is exercised in full at any time.

4. GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their associates, have any present intention to sell any Shares to the Bank if the Repurchase Mandate is approved by shareholders.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will only exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

The Directors are not aware of any consequences which could arise under the Hong Kong Code on Takeovers and Mergers (the "Takeover Code") as a consequence of any repurchases pursuant to the Repurchase Mandate. As at 15 March 2002 (the latest practicable date prior to the printing of this circular), The Hongkong and Shanghai Banking Corporation Limited beneficially owned Shares representing 62.14 per cent of the issued share capital of the Bank. If the Directors were to exercise the Repurchase Mandate in full, such Shares would represent approximately 69.05 per cent of the issued share capital of the Bank. Such an increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeover Code.

No purchase has been made by the Bank of its Shares in the six months prior to the date of this circular (whether on the Stock Exchange or otherwise).

The Hongkong and Shanghai Banking Corporation Limited, the immediate holding company of the Bank, has undertaken not to sell any Shares to the Bank under the Repurchase Mandate if the Repurchase Mandate is approved by shareholders and exercised by the Directors. Save as aforesaid, no connected person (as defined in the Listing Rules) has notified the Bank that he or she has a present intention to sell Shares to the Bank, or has undertaken not to sell any Shares to the Bank, if the Repurchase Mandate is approved by shareholders.

5. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months were as follows:

	Highest *HK$*	Lowest *HK$*
March 2001	96.50	85.00
April 2001	96.00	88.50
May 2001	93.50	85.75
June 2001	87.50	79.75
July 2001	87.75	80.00
August 2001	91.75	85.00
September 2001	88.00	72.00
October 2001	86.50	77.75
November 2001	86.25	78.00
December 2001	88.00	82.50
January 2002	88.50	84.50
February 2002	90.00	83.00

董事會並未知悉，於香港公司收購及合併守則(「收購守則」)之規定下，因行使購回授權而購回股份可能引致之任何後果。於二零零二年三月十五日(本通函付印前之最後實際可行日期)，香港上海滙豐銀行有限公司實益持有佔本行已發行股本百分之六十二點一四之股份。如董事會全面行使購回授權，該等股份將約佔本行已發行股本百分之六十九點零五。該項增加將不會產生須按照收購守則第26條之規定而提出強制性收購建議之責任。

本行並無於本通函刊發日期前六個月內(於聯交所或其他證券交易所)購回任何股份。

本行之直接控股公司，香港上海滙豐銀行有限公司，已承諾倘購回授權獲股東批准，而董事會予以行使，將不會按照購回授權向本行出售股份。除以上所述外，並無關連人士(定義見上市規則)知會本行，倘購回授權獲股東批准，其現時有意向本行出售股份或承諾不向本行出售任何股份。

5. 股份價格

本行股份於過去十二個月內每月在聯交所錄得之最高及最低成交價如下：

		最高 *港元*	最低 *港元*
二零零一年：	三月	96.50	85.00
	四月	96.00	88.50
	五月	93.50	85.75
	六月	87.50	79.75
	七月	87.75	80.00
	八月	91.75	85.00
	九月	88.00	72.00
	十月	86.50	77.75
	十一月	86.25	78.00
	十二月	88.00	82.50
二零零二年：	一月	88.50	84.50
	二月	90.00	83.00

(本文乃中文譯本，文義如與英文本有歧異，以英文本為準。)

本附錄乃作為上市規則規定之說明函件及根據公司條例第49BA條第(3)(b)節規定而發出有關建議購買股份條款之備忘錄，向　閣下提供有關購回授權之資料。

1. 股本

本行於二零零二年三月十五日(本通函付印前之最後實際可行日期)之已發行股本為1,911,842,736股每股面值港幣五元之股份(「股份」)。待所需之普通議決案獲得通過後及在股東週年常會舉行前不再發行或購回股份之情況下，全面行使購回授權可使本行在直至下屆於二零零三年舉行之股東週年常會之期間內最多購回191,184,273股股份。

2. 購回證券之理由

董事會相信股東賦予董事會於市場購回股份之一般權力，乃符合本行及其股東之最佳利益。該等購回行動將視乎當時之市場情況及資金安排，可提高本行之資產淨值及/或其每股淨資產及/或每股盈利，而且董事會祇會在彼等相信對本行及其股東有利之情況下才行使購回股份之權力。

3. 購回證券之資金

購回股份所需資金將全數由本行之流動資金或營運資金(即在任何情況下，按照本行之組織大綱及註冊章程及適用之香港法例可合法作購回用途之資金)支付。

若行使購回授權至某一程度會對本行之營運資金或董事會不時認為適合本行之資本負債比率構成重大之不良影響時，則董事會不會建議行使至該程度之購回授權。然而，在任何時候全面行使購回授權，可能對本行之營運資金或資本負債比率(與截至二零零一年十二月三十一日止年度年報內之經審核賬目所披露之狀況比較)構成重大不良影響。

4. 一般事項

如購回授權獲股東批准，各董事或其聯繫人士(據董事在作出所有合理查詢後所知)現時概無意向本行出售任何股份。

董事會已向聯交所作出承諾，彼等將(在適用之情況下)根據上市規則及適用之香港法例，行使購回授權。

根據公司條例(第三十二章)(「公司條例」)及上市規則，除非在二零零二年四月二十三日舉行之本行股東週年常會上獲重新授權，否則此等一般性授權將在該常會結束時失效。為符合現行之公司慣例起見，本行將提呈議決案以重新作出此等授權，而按上市規則規定所須提供若干有關購回股份議決案之資料之説明函件，已載於本通函之附錄內。

應採取之行動

本行二零零二年股東週年常會通告載於連同本通函一併寄出截至二零零一年十二月三十一日止之本行年報及賬項內第一百五十七頁至第一百五十八頁。於該常會上，有關下列建議之普通議決案將與其他議決案一併提呈，以：

(a) 授予董事會一般權力，以配發、發行及處理不超逾在本議決案獲通過之日本行已發行股本總面值百分之十之新增股份；

(b) 授予董事會一般權力，以在聯交所購回不超逾在本議決案獲通過之日本行已發行股本總面值百分之十之股份(「購回授權」)；及

(c) 董事會根據上文(a)段所述之一般權力可發行之本行股份之面值將跟隨上述所購回之本行股份總面值而增加(該等購回不得超逾在該議決案獲通過之日本行已發行股本總面值百分之十之股份)。

適用於股東週年常會之投票委託書已隨附於本行之年報及賬項內。無論　閣下是否擬出席股東週年常會，務請填妥該投票委託書，並須於股東週年常會指定舉行時間四十八小時前，送達香港德輔道中八十三號恒生銀行有限公司秘書部。股東交回投票委託書後，仍可親自出席該常會及於會上投票。

推薦意見

董事會認為建議授予董事會以發行本行股份之一般性授權及購回授權，均符合本行及其股東之最佳利益。因此，董事會推薦本行全體股東投票贊成將於股東週年常會上提呈之各項有關議決案。

此致

列位股東

董事長　**艾爾敦**　謹啟

二零零二年三月十八日

恒生銀行有限公司

(於香港註冊成立之有限公司)

董事：
利國偉　大紫荊勳賢 *(名譽董事長)*
艾爾敦先生 *(董事長)*
鄭海泉先生 *(副董事長)*
陳祖澤先生*
鄭裕彤博士*
何　添博士
許晉乾先生*
利漢釗博士*
李家祥議員*
羅康瑞博士
陸觀豪先生
莫偉健先生
柯清輝先生
彭世文先生
冼為堅博士*
鄧日燊先生*

註冊辦事處：
香港德輔道中八十三號

* *獨立非執行董事*

敬啟者：

有關發行股份及
購回股份之一般性授權之建議

緒言

本通函旨在徵求　閣下批准有關授予發行股份及購回股份之一般權力之建議及向　閣下提供有關該等建議之資料。本行將於二零零二年四月二十三日召開之股東週年常會上提請批准該等建議。

發行股份及購回股份之一般性授權

在本行於二零零一年四月十九日召開之股東週年常會上，通過普通議決案授予董事會一般權力以 (i) 在香港聯合交易所有限公司(「聯交所」)購回不超過本行於二零零一年四月十九日之已發行股本總面值百分之十之股份；及 (ii) 配發、發行及以其他方式處理不超逾：(a) 本行在二零零一年四月十九日之已發行股本總面值百分之十之股份；及 (b) (根據另一項按照聯交所之證券上市規則(「上市規則」)之要求而獲通過之普通議決案授權) 根據上文 (i) 分節所述之授權而購回本行股份之面值。本行並無根據此等授權購回股份及配發、發行或以其他方式處理股份。

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下恒生銀行有限公司股份**全部售出**，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

本通函須與隨附之截至二零零一年十二月三十一日止年度之年報及賬項一併閱讀。

恒生銀行

有關發行股份及
購回股份之一般性授權之建議

恒生銀行有限公司

(於香港註冊成立之有限公司)

恒生銀行有限公司(「本行」)定於二零零二年四月二十三日(星期二)下午三時三十分舉行股東週年常會，在該常會上，除其他事項外，將會考慮上述建議，該常會通告載於連同本通函一併寄出之截至二零零一年十二月三十一日止年度之年報及賬項內第一百五十七頁至第一百五十八頁。

股東應採取之行動載於第二頁，無論　閣下能否出席該股東週年常會，均請按照隨附於年報及賬項之投票委託書上印列之指示，將有關委託書填妥及盡快交回。

二零零二年三月十八日

滙豐集團成員

恒生銀行為香港特別行政區第二大上市銀行，為超逾三分一的香港市民提供服務。「恒生」二字寓意「永恒生長」。本行致力提高股東回報，加強與客戶關係，及利用先進科技提供優質服務。根據「增值管理」策略，本行的目標為直至二零零三年之五年內，令股東回報最少增加一倍。本行為滙豐集團主要成員之一，該集團乃全球其中一家最大的銀行及金融服務機構。而本行於一九三三年創立，現以香港及中國內地為業務重心。本行的股份亦於倫敦掛牌買賣。本行並透過紐約銀行在美國向投資者提供第一級贊助形式的美國預託證券計劃。

HANG SENG BANK, whose name in Chinese means "ever-growing", is the second-largest listed bank in the Hong Kong Special Administrative Region and serves more than one-third of its population. The Bank is committed to increasing shareholder wealth, growing its relationships with customers and building on new technologies to offer superior service. Under the Managing for Value strategy, the Bank aims at least to double shareholder value in the five years to 2003. Hang Seng is a principal member of the HSBC Group, one of the world's largest banking and financial services organisations. Founded in 1933, its business focus is Hong Kong and mainland China. The Bank's shares are also traded in London. It offers investors in the US a Sponsored Level-1 American Depositary Receipts Programme through The Bank of New York.

目錄

		2001	2000	變動 CHANGE
全年結算	FOR THE YEAR	HK$M	HK$M	%
扣除準備金前之營業溢利	Operating profit before provisions	11,503	11,540	-0.3
營業溢利	Operating profit	11,079	11,344	-2.3
除稅前溢利	Profit before tax	11,514	11,675	-1.4
股東應得之溢利	Attributable profit	10,114	10,014	1.0
每股計	PER SHARE	HK$	HK$	%
每股盈利	Earnings per share	5.29	5.24	1.0
每股股息	Dividends per share	4.90	4.80	2.1
於年結日	AT YEAR-END	HK$M	HK$M	%
股東資金	Shareholders' funds	45,071	45,937	-1.9
總資產	Total assets	474,787	500,784	-5.2
比率	RATIOS	%	%	
平均股東資金回報率	Return on average shareholders' funds	23.0	22.7	
總資本比率*	Total capital ratio*	15.3	15.3	
第一級資本比率*	Tier 1 capital ratio*	12.3	11.9	
流動資金比率(全年平均數)	Liquidity ratio (average for the year)	45.6	43.3	
成本對收入比率	Cost:income ratio	26.3	24.4	

*資本比率已根據香港金融管理局之監管政策手冊內有關指引計及市場風險。

The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy Manual.

		1997	1998	1999	2000	2001
全年結算	FOR THE YEAR	HK$BN	HK$BN	HK$BN	HK$BN	HK$BN
營業溢利	Operating profit	10.1	8.2	9.6	11.3	11.1
除稅前溢利	Profit before tax	10.8	8.0	9.8	11.7	11.5
股東應得之溢利	Attributable profit	9.4	6.8	8.3	10.0	10.1
於年結日	AT YEAR-END	HK$BN	HK$BN	HK$BN	HK$BN	HK$BN
股東資金	Shareholders' funds	56.3	49.4	44.4	45.9	45.1
實收股本	Issued and paid up capital	9.6	9.6	9.6	9.6	9.6
總資產	Total assets	399.4	422.7	442.1	500.8	474.8
每股計	PER SHARE	HK$	HK$	HK$	HK$	HK$
每股盈利	Earnings per share	4.85	3.55	4.35	5.24	5.29
每股股息	Dividends per share	3.42	3.42	8.20#	4.80	4.90
比率	RATIOS	%	%	%	%	%
除稅後平均股東資金回報率	Post-tax return on average shareholders' funds	17.1	13.2	17.1	22.7	23.0
除稅後平均總資產回報率	Post-tax return on average total assets					
以除稅後營業溢利計算	Based on operating profit after tax	2.2	1.7	1.9	2.1	2.0
以股東應得之溢利計算	Based on attributable profit	2.4	1.7	1.9	2.1	2.1
資本比率	Capital ratios					
總比率*	Total ratio*	22.0	21.3	17.3	15.3	15.3
第一級比率*	Tier 1 ratio*	16.3	17.5	13.3	11.9	12.3
成本對收入比率	Cost : income ratio	25.7	26.7	25.3	24.4	26.3

 # 包括特別中期股息每股港幣四元一角。

 # Including special interim dividend of HK$4.10 per share.

** 資本比率已根據香港金融管理局之監管政策手冊內有關指引計及市場風險。*

**The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy Manual.*

業績
RESULTS



港幣十億元
HK$BN
12
10
8
6
4
2
97
98
99
00
01

股東應得之溢利
ATTRIBUTABLE PROFIT

營業溢利
OPERATING PROFIT

總資產及股東資金
TOTAL ASSETS AND SHAREHOLDERS' FUNDS



港幣十億元
HK$BN
600
500
400
300
200
100
97
98
99
00
01

總資產
TOTAL ASSETS

股東資金
SHAREHOLDERS' FUNDS

每股盈利及股息
PER SHARE EARNINGS AND DIVIDENDS



港元
HK$
10
8
6
4
2
97
98
99
00
01

每股盈利
EARNINGS PER SHARE

每股股息
DIVIDENDS PER SHARE

除税後平均股東資金及總資產回報率
POST-TAX RETURNS ON AVERAGE SHAREHOLDERS' FUNDS AND TOTAL ASSETS



百分率
IN PERCENTAGE
25
20
15
2.5
2.0
97
98
99
00
01

除税後平均股東資金回報率
POST-TAX RETURN ON AVERAGE SHAREHOLDERS' FUNDS

除税後平均總資產回報率
POST-TAX RETURN ON AVERAGE TOTAL ASSETS

資本比率
CAPITAL RATIOS



百分率
IN PERCENTAGE
25
20
15
97
98
99
00
01

總比率
TOTAL RATIO

第一級比率
TIER 1 RATIO

成本對收入比率
COST:INCOME RATIO



港幣十億元
HK$BN
百分率
IN PERCENTAGE
20
15
10
5
30
25
20
15
97
98
99
00
01

收入
INCOME

成本
COST

成本對收入比率
COST:INCOME RATIO



我們珍惜與客戶的關係。
作為客戶的 財夥伴，
我們鼓勵客戶將所有理財需要交託本行，
並為以本行為主要銀行
的客戶提供更多優惠。

雖然二零零一年的經營環境困難，恒生銀行核心業務之盈利仍能維持去年水平。本行股東應得溢利較二零零零年上升百分之一，達港幣一百零一億一千四百萬元。平均股東資金回報率由百分之二十二點七，上升至百分之二十三。

二零零一年仍是銀行業艱辛經營的一年，雖然利率連續十一次調減，香港經濟仍然疲弱。在此環境下，本行之淨利息收入僅與去年相若，可幸理財業務發展理想，令其他營業收入增加百分之十點四。另一方面，營業開支上升，主要是職員退休福利計劃之特別供款，及網上銀行新服務之投資。

鑑於本行之資產負債穩健，業務基礎雄厚，以及對股東的承擔，董事會宣佈派發第二次中期股息每股港幣二元八角，並將於二零零二年三月二十七日派發。連同是次派息，二零零一年度全年計，每股派息合共港幣四元九角，二零零零年則為港幣四元八角。是年度派發之全年股息，佔二零零一年度股東應得溢利百分之九十三。

增值管理

本行自一九九九年一月起實施增值管理策略，以高收益及高增值之業務為重點，期為股東提供理想回報。本行之目標為於五年內，令股東回報最少增加一倍。股東回報是以股價升值及股息再投資合併計算。

於一九九九年初至二零零一年底期間，本行之股東總回報為百分之五十二點四，較同期恒生指數成份股之平均回報百分之二十二點八，高出超逾一倍。

至於經濟盈利（即除税後溢利減投入資本之成本計算）則微升至港幣五十五億六千萬元。資本成本以百分之十五計算。

加強與客戶關係

本行為逾三分之一香港市民提供服務，客戶基礎龐大，故於二零零一年繼續致力加強與客戶關係。

是年度之年報以加強與客戶關係為主題，闡述本行如何透過加強客戶分層，提升服務，開拓客源，促進分惠，並不斷推陳出新，積極為客戶開發保本增值的產品及服務。

撤銷存款利率規則之最後階段已於二零零一年七月三日生效，其對本行只有輕微影響，但帶來機遇強化與客戶關係。為此，本行推出多項措施，鼓勵客戶將戶口合併，並優惠以本行為主要往來銀行的客戶。

本行一應俱全之理財服務、方便快捷之多元化銷售網絡，以及優質服務皆能反映本行以客為本之精神，此亦為本行提高股東回報，以及維持市場領導地位的關鍵。

亞洲實力最雄厚銀行

恒生銀行連續第二年獲《亞洲貨幣》雜誌評選為「亞洲實力最雄厚銀行」。本行之優良表現亦獲得認同，在《Asian Business》雜誌舉辦的「亞洲區最傑出公司選舉」中，本行於香港公司中排名第一。在《遠東經濟評論》雜誌之亞洲首二百間具領導地位企業的調查中，本行名列香港最佳企業之第三名。本行亦於香港零售管理協會的香港服務獎中獲頒優質顧客服務獎。

展望

在失業率上升、通縮持續，以及投資意慾呆滯等因素影響下，預期二零零二年上半年香港經濟仍處困境，而下半年之局面則有賴美國經濟的復甦步伐來帶動。

銀行業方面，由於競爭激烈、市場流動資金充裕、信貸需求疲弱及息差收窄等因素，經營環境仍充滿挑戰。

面對此等挑戰，恒生會繼續善用龐大客戶基礎，推出創新業務，以期開拓收入來源，並加強理財服務，以促進客戶關係及爭取分惠。同時本行亦會繼續發展網上銀行服務，以擴大客戶範圍及加強跨部門業務銷售。

商業銀行業務方面，由於中小型企業乃香港經濟的重要支柱，本行會加強對該等客戶之服務。在內地方面，本行會把握中國入世後開放金融市場所帶來之龐大商機。


推
PUSH
營業中
OPEN
我們深明商業客戶拓展業務的需求，
為他們提供妥善的理財服務。透過本行的支持及專業服務，
為客戶的未來發展，奠下穩固的根基。

本行會繼續秉持審慎經營、嚴格成本控制，以及高質素服務之營運方針。

致謝

於二零零一年，本行全體員工均盡忠職守，充份發揮團隊精神，本行深為感慰，並致謝意。

由於經濟持續不景，本行宣佈於二零零二年作四年內第三次凍薪。董事會感謝各員工體諒本行需控制成本，以維持競爭力。

於二零零一年一月，本行根據考績表現調整員工之薪金，人事費用因而平均上升百分之二。本行並於同年四月發放與業績掛鈎之獎勵金。

於二零零一年底，參與滙豐控股之儲蓄優先認股計劃的本行員工增至四千一百六十五名。獲授予滙豐控股之集團優先認股計劃之優先認股權的員工亦增至二千一百七十一名。

於十二月五日，本行守衛員Khan Zafar Iqbal先生在荃灣麗城花園分行發生之械劫事件中殉職，終年三十一歲，本行深表哀悼，其英勇行為亦將為仝人所銘記。

本行對董事會的鼎力支持，仰仗良多。利漢釗博士經通知其將於四月舉行之股東週年常會完結後，隨即請辭本行董事職務。利博士自一九八六年起加入本行董事會，並於一九九二年至二零零零年出任本行審核委員會主席。本行對利博士多年來作出之寶貴貢獻，謹


穩健可靠的
網上銀行服務使
客戶可隨時隨地
享用理財服務。
本行之網上銀行
業務發展迅速，
並成為本行
多元化銷售網絡
的重要一環。
e-Banking
User name: Chan Kwok Keung
Password:
Logon
New user register here
Personal Customers
Sole-proprietorship Customers

致以衷心謝意，並祝利博士事事如意。

恒生是一所超卓的金融服務機構，際此經濟逆境，當自強不息，期待復甦，更創佳績。本行將專注加強與客戶關係，發展高收益業務，藉以提高市場競爭力及股東回報。

艾爾敦
董事長
香港 二零零二年三月四日

成功推廣電子化形象

恒生推出電子化形象宣傳推廣活動，建立現代化及進取之形象，以及作為主要電子銀行服務提供者之地位。該活動獲得國際傳播專業人士協會頒發二零零一年GOLD QUILL AWARDS之「卓越大獎」。此獎項凸顯本行運用先進科技及創意，以迎合客戶日新月異的需求。本行於二零零零年七月展開該宣傳推廣活動，並同時推出恒生e-Banking之品牌及企業標語「恒生 開拓.超越.」。本行並於八月推出網上銀行服務。


生活方式。

在二零零一年恒生銀行以其固有龐大客戶基礎，積極拓展盈利潛力佳之業務，並配合審慎之理財策略，以維持市場領導優勢。在艱難之經營環境下，是年度業績足以反映本行雄厚之根基及推行增值策略之成效。

本行致力加強市場分層，擴展全面理財服務，藉以鞏固與客戶之關係；同時亦善用資訊科技，為客戶提供更便捷之服務。本行鼓勵客戶以恒生為主要往來銀行，並優惠與本行建立全方位理財關係的客戶。

年內，本行理財服務及商業銀行服務等重點業務進展良好，同時亦為內地業務的未來發展奠下基礎。

財務概況

扣除準備金前之營業溢利較二零零零年微跌百分之零點三，為港幣一百一十五億零三百萬元。除稅前溢利為港幣一百一十五億一千四百萬元，下跌百分之一點四。

雖然賺取利息之平均資產增加百分之四點四，但淨利息收入微跌百分之零點三，為港幣一百一十六億六千萬元。淨息差增加九個基點至百分之二點二八，惟未能抵銷無利息成本資金之收益減少二十一個基點至百分之零點二八之影響，令淨利息收益率下跌十二個基點至百分之二點五六。

低成本儲蓄存款上升及最優惠貸款利率與同業拆息差距擴闊，因而改善淨息差。此外，在利率趨跌之環境下，因時制宜調整財資組合及持有定息證券均明顯有助改善淨息差。惟此等有利因素部份為平均按揭息率持續下降所抵銷。定期存款賺取之息差亦收窄。

其他營業收入上升百分之十點四，達港幣三十九億元，其中服務費及佣金淨收入增加百分之十六點二，達港幣二十四億元。其他營業收入佔總營業收入之比率上升一點九個百分點至百分之二十五點三，對比五年前之百分之二十二點四，足見本行在增加非利息收入方面成績理想。

營業支出增加百分之十點二，主要是職員退休福利計劃特別供款港幣二億一千三百萬元，以維持該計劃之撥款充裕。

房地產及設備費用上升港幣一億零一百萬元，或百分之十三點二，反映本行繼續投資網上銀行業務，以鞏固本行在電子銀行服務方面之地位。

雖然成本對收入比率上升一點九個百分點至百分之二十六點三，在銀行業中仍屬較低者，反映本行嚴謹控制開支得宜。若不計及上述之職員退休福利計劃特別供款，則成本對收入比率只上升零點五個百分點至百分之二十四點九。

以客為尊

本行推出「優越」理財服務，加強客戶關係及拓展個人理財服務。開戶金額最低為港幣五十萬元，並可在優雅之環境中享用一系列之個人及增值銀行服務。特定的客戶經理可代每位客戶策劃資產組合，全面照顧其財務及投資需要。目前本行共設有五十八間「優越」理財中心，而全線地面分行亦設有「優越」理財專用櫃位。



年內，本行進一步簡化工序以提高生產力。股東應得溢利以每名員工人均計由上年之港幣一百三十四萬元，上升至港幣一百三十五萬元，為歷年之最高紀錄。

由於經濟不景，呆壞賬淨提撥為港幣四億二千四百萬元，較上年增加百分之一百一十六點三。

新提撥之呆壞賬特殊準備增加百分之十四點九，達港幣十一億三千五百萬元，其中住宅按揭及信用卡貸款之提撥增幅較大。至於呆壞賬之收回及準備撥回則下降百分之九點九，為港幣七億一千一百萬元，主要來自企業貸款客戶。由於一九九七年提撥之額外一般準備餘額

港幣一億二千五百萬元，已於二零零零年底增撥作一般準備處理，故於二零零一年無需因應貸款上升而增加一般準備。

總準備對客戶貸款比率由上年底之百分之二點零一，下降至二零零一年十二月三十一日之百分之一點五五。特殊準備對總客戶貸款比率下跌零點四五個百分點至百分之零點九一，主要為若干大企業之呆壞貸款於清理後予以撇除，及將拖欠之住宅按揭貸款在扣押物業後將預計無法收回之部份撇除，以及將部份呆壞賬於重整及償還情況改善後重新列為正常貸款。一般準備為總客戶貸款之百分之零點六四，水平足以反映貸款組合風險。

呆壞賬（已扣除懸欠利息）下降港幣十二億六千萬元，或百分之十六點九，為港幣六十一億七千四百萬元。呆壞賬對總客戶貸款比率亦由上年底之百分之三點三改善至百分之二點七。呆壞賬之特殊準備連同有關抵押品之市值，大約與有關貸款額相抵。

本行繼續保持雄厚之流動資金。平均流動資金比率由二零零零年之百分之四十三點三，上升至二零零一年之百分之四十五點六。總資本比率於二零零一年十二月三十一日為百分之十五點三，與上年相若。第一級資本比率則由百分之十一點九，上升至百分之十二點三。

良好企業公民

本行贊助之獎學金計劃及教育活動，目的乃為這個充滿活力及富競爭之社會培育下一代。本行自一九九六年設立「恒生銀行海外留學獎學金計劃」以來，共有二十二名學生受惠。今年九月，五名本港及內地學生憑該計劃獲頒獎學金負笈海外。此外，本行於二零零一年再頒發一百零二個獎學金予本港及內地學生。本行亦自一九九八年起贊助「恒生銀行說理會伴你成長」計劃及自一九九五年起贊助「大專辯論賽」。

業務營運

本行之業務分為五大類別，均以長遠為客戶及本行增值為目標。

個人銀行業務仍屬本行之主要盈利來源，佔除稅前溢利百分之四十五點二。商業銀行業務之營業溢利，佔除稅前溢利百分之十點四。工商及金融機構業務以及財資業務之營業溢利，則分佔除稅前溢利百分之八點六及百分之十六點八。其他業務之溢利，主要來自股東資金管理、物業投資及長期證券投資，共佔除稅前溢利百分之十九。

存款利率規則已全面撤銷，最後階段為解除港元儲蓄及往來存款利率之管制亦已於二零零一年七月三日生效。由於適逢利率低企及市場流動資金充裕，故對本行之影響甚微。儲蓄及往來存款上升，但定期及其他存款則下跌，反映客戶傾向持有流動資金。以總金額計，各類存款於二零零一年十二月三十一日為港幣三千九百五十八億元，較上年底減少百分之四點六。

雖然信貸需求疲弱，客戶貸款（已扣除懸欠利息及準備金）增加百分之二點三，達港幣二千二百二十四億元。客戶貸款對客戶存款比率於二零零一年十二月三十一日為百分之五十三點七，而上年則為百分之五十點六。

按揭業務方面，政府「居者有其屋計劃」之按揭貸款續有增長，部份乃來自政府宣佈在二零零一年九月至二零零二年六月期間停售居屋前批出之貸款，但住宅按揭貸款則由於市場競爭激烈而輕微下跌。由於新做按揭之息率持續下調，加上現有客戶亦有要求調低按揭息率，令住宅按揭組合（不包括政府「居者有其屋計劃」住宅按揭貸款及職員房屋貸款）之平均收益率，由上年底之最優惠利率減八十個基點，下降至二零零一年底之最優惠利率減一百三十四個基點。上述之收益率並未計及現金回贈優惠，本行之會計政策是將按揭現金回贈優惠於支付時作為利息開支列賬。

客戶關係

恒生憑著其品牌及優質服務口碑，得以在競爭白熱化之市場中佔優。本行一應俱全之理財服務及具實效之銷售渠道，亦有助提升與客戶之關係。

本行透過綜合戶口積極加強與客戶關係及擴展理財服務。

年內，本行推出多種綜合戶口。於二零零一年三月，本行為高檔客戶提供「優越」理財服務，目前本行共設有五十八間「優越」理財中心。

在去年十一月推出之「悠嫺」理財，為香港首個以現代女性為對象之綜合理財戶口。除提供全面之理財服務外，亦兼顧他們多采多姿的生活方式及提供購物優惠。

本行亦於二零零二年二月推出「財通萬里」個人銀行服務綜合戶口，方便穿梭內地與香港之客戶。



本行透過
捐款及贊助
回饋社會，
並重點支持教育、
社區服務
及體育等項目，
為塑造更
美好的將來
盡一分力。

另於十月推出之「智多Kid」戶口，為青少年客戶而設，旨在培養良好的理財習慣。除了鼓勵兒童養成儲蓄習慣外，該戶口更提供一系列之教育及娛樂活動，包括資訊網站（www.hangseng.com/mikid），藉以培育兒童之多元智能發展，並協助父母為子女計劃未來。

存款利率規則於年內全面撤銷，故本行全面檢討儲蓄戶口之收費模式。於去年四月，本行宣佈一系列鼓勵客戶合併其在本行戶口之措施，並向與本行建立全方位理財關係的客戶提供更多優惠。

本行深信應在社會責任與客戶忠誠，以及在商言商兩者之間取得平衡。因此，本行於七月實施新收費模式之同時，亦豁免超過二百萬個港元儲蓄戶口之最低結餘收費。而若干類別人士，包括長者及十八歲以下人士，於本行開設新戶口均獲豁免新收費規定。

此外，本行推出不設最低結餘要求之自動櫃員機儲蓄戶口，鼓勵客戶轉用成本較低之自動化服務。

本行亦透過分析現時客戶資料加強客戶關係管理，以便進一步切合其需要，及提高跨部門業務銷售之效益。

主要業務

個人銀行業務收入有顯著之增長，主要來自理財服務，但除稅前溢利則較上年下跌百分之七點三，原因為按揭貸款收益減少以及住宅按揭及信用卡貸款撥備增加。

本行之理財業務（包括投資及保險服務）收入上升百分之二十七點一。由於部門間之業務引介增加，令本行之跨部門業務銷售比率有所提高。

投資基金認購額大幅上升百分之一百二十八。恒生精選基金系列之資產總值增加百分之二百零四，於年底時達港幣一百二十一億元。自二零零一年以來，恒生精選基金系列下共推出十七隻基金，令基金數目增加至三十四隻。其中包括十五隻備受投資者歡迎之保本基金，

數目為全港同類基金系列之冠。此外，本行亦代理三百六十隻著名基金公司之基金，供客戶選擇。

恒生人壽保險有限公司業務增長佳，新敍做之人壽保費以年度計增加百分之九十六點六。強制性公積金（「強積金」）業務亦開始錄得收入，年內登記之僱員人數上升至超逾二十一萬四千三百名。

本行之信用卡客戶數目上升至超逾九十三萬人，信用卡貸款錄得百分之十點九之增幅，達港幣五十三億元。其他個人貸款（主要包括稅務及私人貸款）增加百分之二十四點一，達港幣六十一億元。證券買賣交易之佣金及有關收入則因股市疲弱而下跌。

網上銀行服務已成為銷售理財服務產品之方便及具效益之渠道。年內，本行加強網上投資服務。本行之網頁www.hangseng.com已更新面貌，方便不同類別之客戶透過e-Banking之畫面選擇所需之服務。

於二零零一年底，登記使用網上銀行服務之客戶已上升至逾十七萬三千名。網上交易佔本行總交易數目約百分之九，而經由網上進行之證券買賣交易佔總證券買賣交易數目約百分之五十。

本行鼓勵客戶轉用成本低而便捷之自動化服務，令分行員工得以更專注提供銷售及顧問服務。現時本行在香港設有一百五十五間分行及自助理財中心。

商業銀行業務（負責中小型企業之客戶關係）之各項貸款錄得增長。雖然出口市道淡靜，貿易融資仍上升百分之四點七，市場佔有率亦有增加。惟商業銀行業務之除稅前溢利則由於呆壞賬收回減少而下跌百分之一點九。

根據香港生產力促進局進行之一項「中小型企業選擇之銀行」調查中，本行名列第二。

本行繼續拓展內地業務，福州分行已於二零零一年二月開業，與本行設於廣州、上海及深圳分行以及北京及廈門代表處連成網絡。恒生保險有限公司代表處於四月在深圳開幕。

於年底，向內地關連企業之總貸款達港幣九十五億元，佔本行總貸款額百分之四點二。

本行設於台灣台北之首間辦事處於二零零二年一月開業。

工商及金融機構業務之除稅前溢利上升百分之二點九，主要受惠於大量呆壞賬收回。

財資業務方面，除稅前溢利增加百分之六十點六，原因為二零零一年利率趨跌，令所持之定息債務證券組合得益及令資產及負債可藉利率重訂之時差而顯著受惠。部份增長亦來自出售債務證券之溢利增加。本行擔任九十四宗港元資本市場票據之發行安排行，發出票據總額達港幣一百七十八億元。本行亦獲《基點》雜誌評選為港元資本市場票據發行之第二大安排行。

員工貢獻

為了推動「增值管理」策略及優質服務，本行透過增強溝通及培訓，提升員工之服務及銷售文化，發揮企業及創念精神。

年內，本行舉辦最「心」刻服務研討會，提升員工服務意識及促進與客戶之關係。

為鼓勵員工發揮創意及發掘新業務機會，本行進一步推動本行之創念文化，並推出內聯網以加強員工溝通及方便於全行提升創念精神。

年內，員工提出約八百五十項改善服務及爭取業務之創念建議。於二零零一年，因實施創念計劃而節省之營運開支及增加之收益，達港幣五千零七十萬元，而自一九九二年按年累積至今，則共達港幣一億一千四百二十萬元。

本行繼續投資於人力資源。提供各項培訓以幫助員工配合新監管要求及業務需要，並藉此發揮個別潛能。年內本行每名員工平均接受七點五日之培訓。本行之員工培訓質素獲得認同，於香港管理專業協會舉辦之二零零一年「最佳管理培訓獎」中，本行榮膺金獎。

社區服務

本行積極參予社區服務，履行良好企業公民之責任。本行之慈善及贊助項目，重點在教育、社區服務及體育方面。

自一九九五年以來，本行透過獎學金計劃共撥出超

資產保障及增值

在不明朗的投資環境下，恒生銀行之保本基金旨在為投資者提供保障及減低投資風險，並提供資產增值機會。本行自二零零一年以來已推出十五隻備受投資者歡迎的保本基金，數目為全港同類基金系列之冠，分別投資於科技、金融服務、生物科學行業以及香港股票市場。於二零零一年，本行之保本基金及代理之其他保本基金之總認購額達港幣一百二十六億元。




恒生提供一應俱全的
銀行服務，配合客戶的需要，
與時並進。我們提供方便及全面
的產品與服務，使客戶稱心滿意。

過港幣二千四百萬元，受惠學生約四百名。

自一九九零年以來，本行共捐出超逾港幣一億二千九百萬元予有需要人士，其中約港幣一千六百萬元乃捐贈予香港公益金。

本行透過「優秀運動員獎勵計劃」，與香港康體發展局共頒發港幣一百一十萬元現金，予九名在第九屆全國運動會中奪取獎牌之香港運動員，令該計劃自一九九六年推出以來，受惠之運動員人數及贊助金額分別增加至三十四名及逾港幣三百萬元。

全港首個為單一體育項目而設的學院 —「恒生乒乓球學院」已成立，預計於二零零一年至二零零三年期間，約有三萬人受惠。連同是次對「恒生乒乓球學院」的贊助，本行自一九九一年起於推廣乒乓球運動之贊助，合共超過港幣一千五百萬元。

恒生多年來積極贊助體育發展，因而獲得香港康體發展局在是年第四屆「傑出體育活動推廣選舉」中頒發「傑出體育推廣貢獻獎」。過去四年，此項殊榮只曾頒授兩次，且皆由恒生獲得。

年內，本行之全資附屬公司恒指服務有限公司推出恒生綜合指數系列，並繼續致力為投資者提供全面的指數服務。

展望

展望二零零二年，銀行業之經營仍然艱難，激烈競爭、


120cm
115c
110cm
105cm
100cm
95cm
90cm
我們為客戶早作籌謀，特別為
兒童設計一套理財服務，鼓勵他們
明瞭儲蓄及計劃未來的重要。

市場流動資金充裕、信貸需求疲弱及息差收窄之情況將會持續。

恒生將更專注審慎理財策略，加強與客戶關係，並拓展增值業務，以提升競爭力及令股東獲得最高回報。

為建立互惠互利之客戶關係，本行將進一步加強市場分層及跨部門業務銷售策略。以時尚生活方式提供銀行服務，將為本行為不同客戶提供增值服務之重點。

理財業務方面，本行之目標將兼顧富裕及普羅客戶之市場，擴展目前多元化之產品系列以增加非利息收入，並審慎地發展消費信貸。

本行將進一步拓展商業銀行業務之中小型企業客戶基礎。

本行將提升網上銀行服務，遍及不同類別之客戶，網上投資服務之擴展計劃包括推出零售孖展業務。商業客戶網上銀行服務將於年中推出，而企業客戶財資服務亦於稍後推出。

中國於二零零一年十二月加入世貿後，金融業開放及外國之直接投資將為銀行業帶來較大商機。恒生已作好準備，加強內地業務之據點及服務範疇，以期成為內地之重要金融機構之一，為企業、商業及個人提供理財服務。

本行已申請於南京開設分行及將北京代表處升格為分行。恒生證券有限公司亦已申請在上海及深圳證券交易所從事B股經紀業務，以及於上海設立代表處。此外，本行亦計劃申請在內地發展網上銀行服務。



隨著本行在
內地擴展分行及
代表處網絡，
我們在內地提供
的理財服務亦
更趨多元化。
內地金融市場開放
為本行業務發展
提供重要動力。

上海分行預期將獲批准經營人民幣業務。內地之銀行法規將會初步放寬，容許外資銀行為中國企業及個人提供外幣業務，本行會充份把握此等商機。

面對經濟不明朗，本行將加倍致力開拓、超越，以滿足客戶及股東之期望。藉著龐大之客戶基礎，以及不斷求進之精神，本行對未來之穩定增長充滿信心。

鄭海泉
副董事長兼行政總裁
香港 二零零二年三月四日

營業溢利分析



港幣百萬元
12,000
11,500
11,000
10,500
10,000
00
01

□ 二零零零年營業溢利
□ 淨利息收入
□ 其他營業收入
□ 營業支出
□ 呆壞賬準備
□ 二零零一年營業溢利

總營業收入



港幣十億元
20
15
10
5
97
98
99
00
01

□ 總營業收入
□ 淨利息收入
□ 其他營業收入

財務業績

損益賬

財務業績摘要(以港幣百萬元位列示)	二零零一年	二零零零年
扣除準備金前之營業溢利	**11,503**	11,540
除税前溢利	**11,514**	11,675
股東應得之溢利	**10,114**	10,014
每股盈利(港元)	**5.29**	5.24

恒生銀行有限公司(本行)、各附屬公司及各聯營公司(恒生)於二零零一年之股東應得溢利為港幣一百零一億一千四百萬元，較二零零零年上升百分之一。每股盈利為港幣五元二角九仙，較二零零零年增加百分之一。

扣除準備金前之營業溢利為港幣一百一十五億零三百萬元，與去年相若。淨利息收入維持去年水平，而其他營業收入之增長主要來自拓展理財服務，並足以抵銷主要因職員退休福利計劃特別供款而增加之營業支出。營業溢利為港幣一百一十億七千九百萬元，下降百分之二點三，反映呆壞賬撥備增加。除税前溢利計及出售長期投資之溢利及物業重估之減值後為港幣一百一十五億一千四百萬元，下降百分之一點四。

經濟盈利

自一九九九年，恒生為推行「增值管理」策略，採用「經濟盈利」以量度業績表現，使管理層與股東達成一致的經營目標。管理層採用經濟盈利來釐定業務間之資源分配以達到最佳股東回報。經濟盈利是指經調整非現金項目後之除税後溢利，扣減恒生股東投資之資本成本。

於二零零一年，恒生之經濟盈利為港幣五十五億五千五百萬元，維持於上年度之水平，反映營業溢利略增而投資資本額亦輕微上升。恒生為貫徹過往準則，仍然採用百分之十五之資本成本。以現時低利率環境及本行之業務風險情況，本行之實際資本成本實低於此數。如採用實際資本成本計算，經濟盈利將會相應提高。

經濟盈利(以港幣百萬元位列示)	二零零一年	百分率	二零零零年	百分率
平均投資資本	**31,061**		30,259	
投資資本回報*	**10,222**	**32.9**	10,068	33.3
資本成本	**(4,667)**	**(15.0)**	(4,536)	(15.0)
經濟盈利	**5,555**	**17.9**	5,532	18.3

投資資本回報指經調整非現金項目後之除税後溢利。

淨利息收入

淨利息收入(以港幣百萬元位列示)	二零零一年	二零零零年
利息收入	**24,509**	31,913
利息支出	**(12,849)**	(20,222)
淨利息收入	**11,660**	11,691
賺取利息之平均資產	**454,937**	435,759
淨息差(百分率)(以全年計)	**2.28**	2.19
淨利息收益率(百分率)(以全年計)	**2.56**	2.68

淨利息收入大致與去年相若，僅微跌港幣三千一百萬元或百分之零點三。賺取利息之平均資產增加港幣一百九十二億元，或百分之四點四，達港幣四千五百四十九億元。雖然淨息差增加九個基點至百分之二點二八，惟未能抵銷無利息成本資金之收益減少二十一個基點至百分之零點二八之影響，令淨利息收益率下跌十二個基點至百分之二點五六。

低成本儲蓄存款上升及最優惠貸款利率與同業拆息差距擴闊，因而改善淨息差。此外，在利率走勢下調之環境下，因時制宜之財資組合及持有定息證券投資均有助改善淨息差，但此等有利因素部份為平均按揭息率進一步下降所抵銷。定期存款賺取之息差亦收窄。

來自無利息成本資金之收益亦因市場利率下滑而顯著減少。

由於新做按揭之息率持續下調，加上現有客戶亦有要求調低按揭息率，令住宅按揭組合（不包括政府「居者有其屋計劃」及職員房屋貸款）未計現金回贈優惠之平均收益率，由二零零零年之最優惠利率減二十六個基點，下降至二零零一年之最優惠利率減八十四個基點。

其他營業收入

其他營業收入上升港幣三億七千三百萬元，或百分之十點四，達港幣三十九億四千七百萬元，佔總營業收入百分之二十五點三，而二零零零年則為百分之二十三點四。服務費及佣金淨收入增加港幣三億三千六百萬元，或百分之十六點二，其中理財服務之收益增長百分之二十七點一，主要是恒生保本基金系列、人壽保險產品以及強積金等業務成績理想。由於股市疲弱，證券經紀佣金及有關收益均顯著下跌，但信用卡及信貸便利之服務費則上升，至於買賣溢利則與去年相若。其他收入上升港幣四千三百萬元，或百分之六點八，主要來自客戶提前償還貸款之收費。

營業支出

營業支出上升港幣三億七千九百萬元，或百分之十點二，達港幣四十一億零四百萬元。人事費用增加港幣二億二千萬元，或百分之十點七，主要是職員退休福利計劃特別供款港幣二億一千三百萬元，以維持該計劃撥款充裕。房地產及設備費用上升港幣一億零一百萬元，或百分之十三點二，主因是網上銀行推出新服務而增加資訊科技費用。其他營業支出上升港幣六千萬元，或百分之十一點五，主要因為業務推廣費用增加，以及為提供網上投資服務而額外增加財經資訊開支。

成本對收入比率上升至百分之二十六點三，而二零零零年則為百分之二十四點四。若不計及上述之退休計劃特別供款，則成本對收入比率為百分之二十四點九。

二零零一年其他營業收入


百分率
17.0
13.4
6.2
61.0
2.4
淨服務費及佣金收入
其他
淨買賣溢利
投資物業之租金收入
股息收入

二零零一年營業支出


百分率
14.2
9.4
21.1
55.3
人事費用
房地產及設備費用
其他經營費用
折舊

呆壞賬淨提撥



港幣百萬元
3,000
2,500
2,000
1,500
1,000
500
97
98
99
00
01
特殊準備
一般準備

準備對客戶貸款比率



百分率
2.5
2.0
1.5
1.0
0.5
97
98
99
00
01
特殊準備
一般準備

呆壞賬準備

損益賬淨提撥(以港幣百萬元位列示)	二零零一年	二零零零年
呆壞賬淨提撥/(撥回)		
特殊	**424**	199
一般	**–**	(3)
合計	**424**	196
平均客戶貸款	**224,088**	214,662
呆壞賬淨提撥對平均客戶貸款比率		
特殊	**0.2%**	0.1%
一般	**–**	–
合計	**0.2%**	0.1%

呆壞賬淨提撥為港幣四億二千四百萬元，較上年增加港幣二億二千八百萬元，或百分之一百一十六點三。年內新提撥之特殊準備增加百分之十四點九，達港幣十一億三千五百萬元，其中住宅按揭及信用卡貸款之提撥增幅較大。至於呆壞賬之收回及準備撥回則下降百分之九點九，為港幣七億一千一百萬元，主要來自企業貸款客戶。由於一九九七年提撥之額外一般準備餘額港幣一億二千五百萬元，已於二零零零年底增撥作一般準備處理，故於二零零一年無需因應貸款上升而增加一般準備。

客戶貸款及準備(以港幣百萬元位列示)	二零零一年	二零零零年
客戶貸款*	**225,926**	221,973
特殊準備	**(2,052)**	(3,017)
一般準備	**(1,438)**	(1,438)
客戶貸款**	**222,436**	217,518
呆壞賬總額*	**6,174**	7,434
呆壞賬* 對客戶貸款* 比率	**2.7%**	3.3%
準備對客戶貸款* 比率		
特殊準備	**0.91%**	1.36%
一般準備	**0.64%**	0.65%
總準備	**1.55%**	2.01%
特殊準備對呆壞賬* 比率	**33.2%**	40.6%

**已扣除懸欠利息。*

***已扣除懸欠利息及準備。*

呆壞賬(已扣除懸欠利息)較二零零零年底下降港幣十二億六千萬元，或百分之十六點九，為港幣六十一億七千四百萬元。呆壞賬對總客戶貸款比率亦由上年底之百分之三點三改善至百分之二點七，原因包括若干企業貸款呆壞賬已償還或於清理後撇除，及將拖欠之住宅按揭貸款在扣押物業後將預計無法收回之部份撇除，以及將部份呆壞賬於重整及償還情況改善後重新列為正常貸款。

有形固定資產及長期投資之溢利

出售有形固定資產及長期投資之溢利上升港幣一億四千五百萬元，或增加百分之五十八點五，達港幣三億九千三百萬元，主要為出售投資債務證券及本地上市證券之溢利增加。

物業重估減值

本行之行址及投資物業於二零零一年九月三十日經由獨立之專業估價師卓德測計師行有限公司重估，並確認與二零零一年十二月三十一日之價值無重大改變。該估值由持有香港測量師學會會員資格之專業估價師進行。重估行址物業之基準乃按照行址當時用途之公開市場價值，而重估投資物業之基準則按照公開市場價值。物業重估後有港幣四億八千一百萬元之減值，已於二零零一年十二月三十一日誌入本行之重估儲備賬；至於個別重估價值低於原始成本減除折舊之物業，減值共港幣一千四百萬元，則支取損益賬。

資產負債表

總資產

總資產下降港幣二百六十億元，或百分之五點二，於二零零一年十二月三十一日為港幣四千七百四十八億元。資產負債表總額下降，主要是客戶存款（包括已發行存款證）減少百分之三點六。客戶貸款上升百分之二點三。儘管住宅按揭及企業貸款輕微下降，但政府「居者有其屋計劃」之樓宇按揭貸款、信用卡貸款及個人貸款均有增長。債務證券投資亦有增加，而回報率較低之同業拆放則相應減少。

股東資金

於十二月三十一日（以港幣百萬元位列示）	二零零一年	二零零零年
股本	**9,559**	9,559
保留溢利	**19,618**	18,732
行址及投資物業重估儲備	**8,119**	8,742
長期股票投資重估儲備	**2,323**	3,452
資本贖回儲備	**99**	99
	39,718	40,584
擬派股息	**5,353**	5,353
股東資金	**45,071**	45,937
平均股東資金回報率（百分率）（以全年計）	**23.0**	22.7

股東資金（不包括擬派股息）下跌港幣八億六千六百萬元，或百分之二點一，為港幣三百九十七億一千八百萬元，期內保留溢利有所增加，但長期股票投資重估儲備因出售股票及所持股票之公平價值下跌而減少，而行址及投資物業重估儲備亦因物業價值持續下降而減少。本行採納經修訂之香港會計實務準則第九號，於資產負債表結算日後宣報派發之股息，在股東資金中獨立列示。於二零零零年十二月三十一日之股東資金及平均股東資金回報率已分別作出調整，以反映是項會計政策之改變。

平均股東資金回報率輕微改善至百分之二十三，而二零零零年則為百分之二十二點七。

是年度內本行或任何附屬公司並無購買、沽售或購回本行之上市證券。

客戶存款

往來、儲蓄、定期及其他存款下跌港幣一百九十一億元，或百分之四點六，於二零零一年十二月三十一日為港幣三千九百五十八億元，而上年底則為港幣四

二零零一年客戶存款


百分率
34.2
7.6
53.7
4.5
定期及其他存款
儲蓄存款
往來存款
發出存款證

二零零零年客戶存款


百分率
28.1
6.0
62.5
3.4
定期及其他存款
儲蓄存款
往來存款
發出存款證

千一百四十九億元。定期及其他存款減少百分之十七，減幅主要來自港元及美元存款，當中部份原因為若干企業客戶提取大額存款。往來及儲蓄存款(主要為港元存款)則分別增長百分之二十二點五及十七點二，反映客戶在低利率之環境下選擇持有較多流動資金。撤銷存款利率規則之最後階段已於二零零一年七月三日實施，但並未對本行之儲蓄存款情況構成重大影響。

若以幣別劃分，則港幣存款保持穩定，美元存款(主要為定期存款)下跌，而其他外幣存款則上升。

已發行存款證增加港幣三十八億元，或百分之二十六，達港幣一百八十六億元。

客戶貸款

客戶貸款(已扣除懸欠利息及準備金)上升港幣四十九億一千八百萬元，或百分之二點三，於二零零一年十二月三十一日為港幣二千二百二十四億元，二零零一年按揭及零售貸款市場競爭持續激烈以及企業信貸需求疲弱，影響所及增幅放緩。

貸款對存款比率

貸款對存款比率於二零零一年十二月三十一日為百分之五十三點七，而二零零零年十二月三十一日為百分之五十點六，反映客戶貸款增加而客戶存款減少。

總資產、客戶存款及客戶貸款


港幣十億元
600
500
400
300
200
100
97
98
99
00
01
總資產
客戶存款
客戶貸款

貸款對存款比率


百分率
70
60
50
40
97
98
99
00
01

資本及流動資金管理

資本管理

資本基礎及風險加權資產分析（以港幣百萬元位列示）	二零零一年	二零零零年
資本基礎		
第一級資本		
股本	**9,559**	9,559
保留溢利	**19,342**	18,455
資本贖回儲備	**99**	99
合計	**29,000**	28,113
第二級資本		
行址及投資物業重估儲備	**5,708**	5,860
長期股票投資重估儲備	**1,418**	2,043
客戶貸款一般準備	**1,437**	1,437
合計	**8,563**	9,340
扣除未綜合計算之投資及其他項目	**(1,331)**	(1,346)
總資本基礎	**36,232**	36,107
風險加權資產		
資產負債表內	**221,565**	220,037
資產負債表外	**14,726**	13,982
總風險加權資產	**236,291**	234,019
包括市場風險之總風險加權資產	**236,588**	235,453
資本充足比率		
經調整市場風險後		
第一級比率*	**12.3%**	11.9%
總比率*	**15.3%**	15.3%
未調整市場風險		
第一級比率	**12.3%**	12.0%
總比率	**15.3%**	15.4%

**資本比率已根據香港金融管理局之監管政策手冊內有關指引計及市場風險。*

總資本比率於二零零一年十二月三十一日為百分之十五點三，與去年相若。資本基礎溫和上升百分之零點三，而經調整市場風險後之風險加權資產則上升百分之零點五。

第一級資本比率因保留溢利增加而上升至百分之十二點三，總資本比率則因重估儲備減少而下跌。

流動資金管理

根據香港銀行業條例附表四，流動資金比率乃計算流動資產及限定債務之百分比。流動資產主要包括庫存現金及短期資金、有價證券及一個月內到期之貸款。限定債務主要指在一個月內到期之客戶存款及其他負債。恒生之流動資金比率持續強勁，二零零一年之平均流動資金比率為百分之四十五點六(二零零零年為百分之四十三點三)。

流動資金風險之管理乃為確保本行擁有足夠流動現金，使能準時及有效地支付所有承擔。恒生採用資金流量管理模式訂立每日監控流動資金之程序。恒生之流動資金管理政策為經常儲備足夠數量之優質流動資產以確保有足夠資金應付未來一段期間之財務承諾，包括到期之客戶存款及客戶未動用之信貸額。

作為基本資金來源，恒生維持穩定並分散於不同期限及類別之存款基礎。恒生活躍於本地貨幣及資金市場，以便調節資產負債之到期情況及確保能以市場價格進行同業拆放及批發存款。為獲取較長期之資金及加強資產負債管理，恒生發行之存款證於二零零一年年底增加港幣三十八億元，達港幣一百八十六億元。

風險管理

風險管理為恒生業務管理之重要核心部份。本行之內部監控系統，及高水平之企業管理原則，將於董事會報告書第三十五頁闡述。以下詳述恒生設立之全面性風險管理政策及程序，以確認、監察以及控制業務上可能遇到之各種不同類別風險。

信貸風險

信貸風險乃指客戶或交易對手不能或不願履行其與恒生訂立之信貸承諾而產生之風險。信貸風險主要來自貸款、貿易融資、財資及租賃業務。恒生有既定之準則、政策及程序，控制及監察所有信貸風險。

本行委派信貸監理部統籌集中管理信貸風險。由信貸監理部主管領導，直接向行政總裁負責並就職務執行上向滙豐集團信貸及風險部滙報。恒生亦按滙豐集團準則制定有關信貸政策。信貸監理部之職責詳列如下：

- 制定信貸政策及編訂信貸風險手冊並提交董事會通過；
- 建立及修訂大額信貸風險政策以控制對客戶或客戶集團之大額信貸及其他風險集中之情況；
- 向業務部門發出信貸指引，並清楚列明恒生對不同市場、行業及產品之信貸取向及可接受之額度。有關指引均定期更新及提供予所有信貸及市場業務人員；
- 獨立審核及客觀評估風險。營業部門在批出非銀行客戶之商業信貸前，若信貸超逾某指定限額，需交由信貸監理部進行獨立評估。在重新批額或定期檢討該等信貸時，亦需由信貸監理部作出獨立覆核及風險評估；
- 監控銀行及金融機構之信貸風險。本行委托滙豐集團信貸及風險部批核本行對金融業及政府交易對手之信貸及結算風險限額。本行之信貸監理部與滙豐集團信貸及風險部之專責小組協調管理，而該小組採用中央處理系統及自動化程序對風險作出環球監控及管理；
- 監控跨國信貸與監控銀行及金融機構之信貸風險相似，信貸監理部與滙豐集團信貸及風險部之專責小組採用中央處理系統，透過設定債務國限額輔以相關期限及業務類別限額，協調管理債務國及跨國風險。跨國限額乃根據經濟及政治因素和當地業務知識而釐定。與較高風險國家進行之交易須按個別情況考慮；
- 監控特定行業之信貸風險包括船運業及航空業，並緊密監察對其他行業或產品如電訊、商用物業和住宅物業等風險。並按需要對某些行業之風險設置上限或限制新信貸；
- 維持信貸分級制度。恒生採用滙豐集團之評級制度，將客戶信貸分為七個等級，首三個等級屬於不同程度之理想風險。餘下之四個未如理想的等級中，第六級及第七級為呆壞賬。而對銀行交易對手之信貸評級結構則分為十級，其中六級屬理想風險。信貸評級由最終批核之行政人員負責核實。該等評級須定期審核，並按需要適時作出修改；

- 向銀行管理層滙報信貸資料。為信貸審核委員會、執行委員會、審核委員會、董事會及滙豐集團信貸及風險部等高層組織編製下列報告：
  - □ 風險集中範圍及行業信貸風險
  - □ 大額集團客戶風險
  - □ 大額呆壞賬及其撥備
  - □ 貸款組合中之指定業務如住宅按揭、商業房地產、電訊、信用卡，以及在有需要時進行之特別審核
  - □ 債務國限額及跨國風險；
- 積極參予管理及發展符合標準之信貸系統以確保成本效益；
- 向業務部門提供各項有關信貸之意見及指引。

市場風險

市場風險乃因受利率、滙率或股票及商品價格之變動，而產生盈利或虧損。市場風險源自按市值計價基準列賬，以及按應計基準列賬之金融工具。客戶業務及自行持倉活動均會對恒生產生市場風險。

市場風險受董事會所核准之風險限額所規範。風險限額按每類產品及風險類別釐定。在設定風險限額時，產品之市場流通性為其中一個主要考慮因素。風險限額之設置乃配合有關風險量計之技巧，包括每個投資組合之持盤限額，敏感性限額與涉及風險數值限額。

恒生採用滙豐集團所訂定之風險管理政策及風險量計技巧，設立監察每日之實際風險與核準之風險限額比較之程序，並於有需要時作出行動以確保整體風險維持於可接受之水平。

涉及風險數值是一種估計由於市場滙率、利率及價格在特定持盤時間內之變動而使風險持倉盤可能出現虧損之技巧。恒生計算涉及風險數值之模式採用方差/協方差基準，利用過往市場價格變動資料，按百分之九十九置信水平及十日持倉期之基準作推算，並考慮不同市場及價格之間之相互關係。市場價格的

二零零一年涉及風險之數值


港幣百萬元
600
500
400
300
200
100
1
2
3
4
5
6
7
8
9
10
11
12
月份

二零零零年涉及風險之數值


港幣百萬元
250
200
150
100
1
2
3
4
5
6
7
8
9
10
11
12
月份

二零零一年市場風險收入每日分佈情況


日數
120
100
80
60
40
20
2
2.0及以下
6
2.0至4.0
105
4.0至6.0
98
6.0至8.0
12
8.0至10.0
7
10.0至12.0
2
12.0至14.0
4
14.0至16.0
1
16.0至18.0
5
18.0至20.0
0
20.0至22.0
2
22.0及以上
收入（港幣百萬元）

二零零零年市場風險收入每日分佈情況


日數
100
80
60
40
20
1
-4.0以下
1
-2.0至-4.0
3
0.0至-2.0
9
0.0至2.0
79
2.0至4.0
96
4.0至6.0
26
6.0至8.0
18
8.0至10.0
7
10.0至12.0
1
12.0至14.0
2
14.0至16.0
1
16.0至18.0
1
18.0至20.0
1
20.0至22.0
1
22.0及以上
收入（港幣百萬元）

變動乃參考過去兩年的市場數據計算。綜合不同風險類別的涉及風險數值乃根據各風險類別之間互不相干的假設而計算。

恒生已獲香港金融管理局之批准，採用此風險數值模式計算資本充足比率內之市場風險。此外，香港金融管理局亦對本行之市場風險管理程序表示滿意。

於二零零一年十二月三十一日，所有利率及滙率之風險持倉之涉及風險數值為港幣三億五千二百萬元，而於二零零零年十二月三十一日之數值則為港幣二億一千三百萬元。二零零一年內之平均數值為港幣二億四千八百萬元，而年內涉及風險數值最高為港幣五億六千二百萬元，最低為港幣一億一千九百萬元。若以個別組合基礎計算，則交易組合及應計賬項涉及風險之數值於二零零一年十二月三十一日分別為港幣五百萬元（二零零零年十二月三十一日為港幣七百萬元）及港幣三億五千三百萬元（二零零零年十二月三十一日為港幣二億一千二百萬元）。

於二零零一年，與市場風險有關之財資業務每日平均收入（包括應計賬項之淨利息收入及與交易持倉之資金成本）為港幣七百萬元（二零零零年為港幣五百萬元）。該等每日收入之標準差為港幣三百萬元（二零零零年為港幣三百萬元）。在二零零一年之二百四十四個交易日中並無錄得虧損記錄，最常見之一日收入，是介乎港幣四百萬元至港幣八百萬元之間，佔二百零三日。最高之一日收入則為港幣二千二百萬元。

外滙風險

恒生之外滙風險主要包括財資處之外滙買賣及源自銀行業務之滙兑風險，後者亦交由財資處統籌，按董事會核准之外滙買賣限額內集中管理。

於二零零一年十二月三十一日，外滙交易持倉涉及風險之數值為港幣四百萬元（二零零

零年十二月三十一日為港幣六百萬元），而二零零一年內平均數值則為港幣五百萬元，而年內涉及風險數值最高為港幣八百萬元，最低為港幣三百萬元。二零零一年平均每日外滙交易盈利為港幣一百萬元（二零零零年為港幣一百萬元）。

於二零零一年十二月三十一日之外滙風險，包括因買賣、非買賣及結構性倉盤而產生。外滙之淨持有額佔整體外滙淨持盤總額百分之十或以上均獨立列示如下:

	二零零一年		
外滙風險（以港幣百萬元位列示）	美元	其他外幣	外幣總額
現貨資產	237,778	91,998	329,776
現貨負債	(206,264)	(93,763)	(300,027)
遠期買入	39,001	9,638	48,639
遠期賣出	(61,725)	(7,742)	(69,467)
期權盤淨額	4	(4)	–
持有非結構性倉盤淨額	8,794	127	8,921
結構性持倉淨額	508	51	559

利率風險

利率風險來自財資交易組合及應計賬項，由財資處於董事會核准之限額內管理。於二零零一年十二月三十一日，利率風險涉及之風險數值為港幣三億五千二百萬元（二零零零年十二月三十一日為港幣二億一千三百萬元）。而二零零一年內之平均數值為港幣二億四千八百萬元，而年內涉及風險數值最高為港幣五億六千二百萬元，最低為港幣一億一千九百萬元。二零零一年來自財資處與利率風險有關之業務每日平均收入為港幣五百萬元（二零零零年為港幣四百萬元）。

結構性利率風險主要產生自非財資業務，包括無利息成本資金之收益，例如股東資金及部份往來存款，以及固定息率之貸款及負債。此等結構性利率風險之管理，由恒生之資產及負債管理委員會負責監察。

利率感應分析為管理應計賬項利率風險之有效工具，載於第二十八頁之分析表列出應收利息之資產及應付利息之負債在不同期間按合約條款或到期日而重新按市場利率定息之錯配情況。實際定息日可能因提早償還或行使期權而與原合約條款或到期日不同，而合約條款亦不一定反映實際行為規律。因此恒生管理利率風險時並非完全按該分析表之基準而是顧及此等資產負債之行為規律。

利率感應正差額代表在此期間內重新定息之資產多於負債，雖然正差額通常在利率向上之情況下令利息收益受惠，但實際之得益則受多項因素之影響，包括在重新定息日前提前償還，在不同期間及不同貨幣利率變動之差異。同樣，利率感應負差額代表在此期間內重新定息之負債多於資產，負差額通常在利率向下之情況令利息收益受惠，但實際得益亦同樣受上述之各項因素影響。

利率感應分析（以港幣百萬元位列示）	二零零一年 三個月或以下	三個月以上至六個月	六個月以上至十二個月	十二個月以上	非利息計算	合共
資產						
庫存現金及短期資金	105,277	2,282	410	–	3,130	111,099
一個月以上之定期存放同業	29,834	8,845	4,987	–	–	43,666
存款證	16,698	956	593	4,956	–	23,203
證券投資	24,533	4,547	3,216	9,447	3,686	45,429
客戶貸款	202,045	8,672	5,537	5,753	429	222,436
其他資產*	5,192	846	969	977	20,970	28,954
總資產	383,579	26,148	15,712	21,133	28,215	474,787
負債						
往來、儲蓄及其他存款	381,273	8,334	8,074	3,411	13,236	414,328
同業存款	2,437	18	–	–	167	2,622
其他負債*	2,988	120	1,991	453	7,214	12,766
股東資金	–	–	–	–	45,071	45,071
總負債	386,698	8,472	10,065	3,864	65,688	474,787
資產負債表以外	(2,776)	787	(485)	2,474	–	–
期限階段淨差額	(5,895)	18,463	5,162	19,743	(37,473)	–
累積淨差額	(5,895)	12,568	17,730	37,473	–	–

*直屬控股公司及同母系附屬公司之存／欠金額已包括在其他資產及其他負債內。

股票風險

恒生二零零一年之股票風險主要來自股票長期投資，已列示於財務報告附註十八項內。

衍生工具

衍生工具合約結餘（以港幣百萬元位列示）	二零零一年 合約金額 買賣	合約金額 非買賣	以市值重估 正數值	以市值重估 負數值
外滙合約				
即期及遠期	98,143	–	294	149
貨幣掉期	1,900	337	5	4
貨幣期權	5,680	–	11	10
利率合約				
利率掉期	30,505	13,941	859	612
期貨及遠期利率合約	–	–	–	–
利率期權	–	6,842	–	13
市值重估數值分析				
買賣合約			690	577
非買賣合約			479	211

衍生工具乃指金融合約，其價值及特性衍生自有關之資產、滙率、利率及指數，主要包括在外滙、利率、股票、股票指數及商品市場之期貨、遠期、掉期及期權交易。衍生工具倉盤源自與客戶之交易以及恒生之自營買賣及資產負債管理活動。本行經常監察此等倉盤，以確保其不會超越可接受之風險水平。

衍生工具交易同時牽涉市場風險及信貸風險。恒生對衍生工具之市場風險乃按第二十五頁所述之市場風險監控制度，獨立及連同其他資產負債表項目產生之同類市場風險綜合管理。衍生工具所涉及之信貸風險包括合約重置成本(即合約按市值重估產生之正數值)，以及合約剩餘期限之潛在未來價值變動。惟合約之名義金額並不代表恒生之信貸風險。所有衍生工具交易之審批及監察程序與其他信貸交易相同。

載於第二十八頁為二零零一年十二月三十一日之衍生工具按產品類別分析表，列出買賣及非買賣用途之合約。恒生之衍生工具倉盤主要為外滙及利率合約，而期權倉盤相對較少。作買賣用途之衍生工具之市值重估正數值包括於「其他資產」項內而負數值則列於「其他負債」項內。

運作風險管理

運作風險乃指因詐騙行為、未經許可事項、錯誤、遺漏、低效率、系統失誤或外來因素而產生之經濟損失風險。由人為錯誤或詐騙行為所造成之損失風險，可透過完善之內部監控系統而減低。該系統需記錄過程、獨立審批、核對和監察相關交易，詳情載於董事會報告書第三十五頁。本行亦為保障業務運作及固定資產之有關損失購買適當保險。為減低因系統失誤或天災而影響或中斷業務之風險，所有業務及主要之後勤運作均設有後備系統及緊急業務復原計劃。後備電腦系統以及業務復原所需之場地亦已預備妥當。本行已訂立詳細之緊急復原措施並定期舉行演習，以確保該等程序乃屬趨時及正確。

董事會

名譽董事長

利國偉

董事長

艾爾敦

副董事長

鄭海泉

董事

陳祖澤

鄭裕彤

何添

許晉乾

利漢釗

李家祥議員

羅康瑞

陸觀豪

莫偉健

柯清輝

彭世文

冼為堅

鄧日燊

秘書

馬廣榮

高層管理人員

副董事長兼行政總裁

鄭海泉

常務董事兼副行政總裁

陸觀豪

常務董事兼總經理

莫偉健

註冊辦事處

香港德輔道中八十三號

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香港灣仔皇后大道東一八三號

合和中心十九樓一九零一至五室

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利國偉 大紫荊勳賢
名譽董事長

利國偉 大紫荊勳賢

名譽董事長

八十三歲。一九四六年加入本行，一九五九年十二月任董事，一九七六年一月任副董事長，一九八三年至一九九六年二月任執行董事長，一九九六年三月至一九九七年十二月任非執行董事長，一九九八年一月一日起任名譽董事長。一九七八年至一九八四年為香港上海滙豐銀行有限公司非執行董事，一九八四年至一九九二年任香港上海滙豐銀行有限公司董事會顧問，一九九一年至一九九七年任滙豐控股有限公司董事會顧問。恒生商學書院之名譽校董會主席，美麗華酒店企業有限公司、新世界發展有限公司、邵氏兄弟(香港)有限公司及上海實業控股有限公司董事。香港中文大學校董會終身校董。獲授由敦豪國際集團及南華早報聯合贊助之香港商業獎之一九九四年商業成就獎。於一九九七年七月榮獲香港特別行政區政府頒授「大紫荊勳章」。



艾爾敦先生
董事長

艾爾敦先生

董事長

五十六歲。一九九六年六月獲委任本行董事，一九九八年一月一日獲委任非執行董事長。香港上海滙豐銀行有限公司主席。滙豐控股有限公司、地鐵有限公司及太古洋行有限公司董事。香港賽馬會董事。香港總商會理事及香港貿易發展局理事會成員。

鄭海泉先生

副董事長兼行政總裁

五十三歲。一九九四年十月任本行董事，一九九五年四月任常務董事，一九九八年三月任副董事長兼署理行政總裁，一九九八年八月起任副董事長兼行政總裁。恒生人壽保險有限公司、恒生商學書院校董會及衛奕信勳爵文物信託人委員會主席。香港上海滙豐銀行有限公司、廣君集團有限公司及九廣鐵路公司董事。北京市政協委員。證券及期貨事務監察委員會之程序覆檢委員會主席。香港銀行學會副會長兼理事會主席。香港工商專業聯會副主席。香港中華總商會會董。香港特別行政區政府土地基金諮詢委員會委員及香港公益金董事會成員。於二零零零年九月獲浙江大學及於二零零一年四月獲深圳大學委任為客座教授。二零零零年十月獲西南財經大學委任為榮譽教授。

***陳祖澤先生**

五十八歲。九龍巴士(一九三三)有限公司董事長。九龍巴士控股有限公司、粵海投資有限公司及香港交易及結算所有限公司之董事。路訊通控股有限公司之董事兼主席。一九六四年至一九七八年及一九八零年至一九九三年間任職於香港政府。期間歷任港督私人秘書、副常務司、政府新聞處處長、副布政司、工商司及教育及人力統籌司等要職。香港賽馬會董事、尤德爵士紀念基金信託委員會主席及香港大學校務委員會委員。香港公益金董事。於一九九九年七月榮獲香港特別行政區政府頒授「金紫荊星章」。一九九五年八月獲委任本行董事。

***鄭裕彤博士**

七十六歲。新世界發展有限公司主席。周大福珠寶金行有限公司董事長及信德集團有限公司董事。一九八五年三月獲委任本行董事。

何添博士

九十三歲。一九三三年加入本行，一九五二年十二月任董事兼總經理，一九六七年至一九七九年任副董事長。美麗華酒店企業有限公司、新世界發展有限公司及景福集團有限公司之董事。香港中文大學聯合書院永久校董、香港中文大學校董、恒生商學書院校董、鄧肇堅何添慈善基金委員、何氏宗親總會永遠會長、旅港番禺會所永遠名譽會長及金銀業貿易場永遠名譽會長。

***許晉乾先生**

五十八歲。Pointpiper Investment Limited之董事兼行政總裁。中建企業有限公司、怡和策略控股有限公司及置地控股有限公司董事。一九九四年八月獲委任本行董事。

***利漢釗博士**

七十三歲。國泰航空有限公司、中國聯通股份有限公司及香港中華煤氣有限公司董事。香港中文大學校董會主席。於二零零零年七月榮獲香港特別行政區政府頒授「金紫荊星章」。一九八六年十月獲委任本行董事。

***李家祥議員**

四十八歲。李湯陳會計師事務所首席合夥人。香港特別行政區立法會議員。立法會政府帳目委員會主席。九龍巴士控股有限公司、數碼通電訊集團有限公司、Wong's International (Holdings) Limited、中國航空技術國際控股有限公司、上海實業醫藥科技(集團)有限公司及香港工商專業聯會之董事。一九九三年獲選為首位香港傑出會計師。一九九四年任香港會計師公會會長。現為香港金融管理局接受存款公司諮詢委員會及稅務局稅務用家委員會委員。二零零零年二月獲委任本行董事。

羅康瑞博士

五十三歲。瑞安集團主席兼行政總裁。廣君集團有限公司董事及新世界中國地產有限公司非執行董事。中國人民政治協商會議第九屆全國委員會委員。香港工商專業聯會會長。長江開發滬港促進會理事長、中國宏觀經濟學會特邀顧問、港美經濟合作委員會委員、中華海外聯誼會理事、香港科技大學校董會主席。於一九九八年七月榮獲香港特別行政區政府頒授「金紫荊星章」。獲授由敦豪國際集團及南華早報聯合贊助之香港商業獎之二零零一年商業成就獎。一九九九年二月獲委任本行董事。

陸觀豪先生

五十歲。一九七五年加入本行，一九九四年十月任本行董事兼副行政總裁。一九九六年四月起任常務董事兼副行政總裁。香港工商專業聯會、安盛保險有限公司及於仁保險有限公司董事。廣播事務管理局及稅基廣闊的新稅項事宜諮詢委員會成員。香港中文大學校董會成員及大學司庫。恒生商學書院校董。一九九二年至一九九八年為香港浸會大學校董會成員。一九八九年至一九九零年間出任香港政府之中央政策組兼職成員。一九九二年至一九九五年為立法局議員。

莫偉健先生

五十三歲。一九六六年加入本行，曾任與零售銀行、押滙及稽核有關之多個不同崗位，一九八八年至一九九四年七月任稽核處處主任，一九九四年八月獲委任零售銀行業務處處主任，一九九五年一月任高級助理總經理，一九九五年七月任副總經理，一九九六年一月升任總經理，一九九九年八月任董事兼總經理，二零零零年四月起出任本行常務董事兼總經理。負責本行零售銀行、私人銀行、投資服務及保險業務。香港金融管理局接受存款公司諮詢委員會委員。李寶椿聯合世界書院(香港)有限公司校董會副主席及恒生商學書院之校董會成員。

柯清輝先生

五十二歲。二零零零年二月起任香港上海滙豐銀行有限公司總經理。滙豐保險集團(亞太)有限公司主席。國泰航空有限公司、思捷環球控股有限公司、香港銀行同業結算有限公司及和記黃埔有限公司董事。二零零零年度香港銀行公會主席及香港貿易發展局理事。二零零零年二月獲委任本行董事。

彭世文先生

五十三歲。一九九五年起任香港上海滙豐銀行有限公司財務主管。一九九九年一月獲委任本行董事。

***冼為堅博士**

七十二歲。萬雅珠寶有限公司董事長。美麗華酒店企業有限公司副主席、新世界發展有限公司常務董事及景福集團有限公司董事。一九九一年十一月獲委任本行董事。

***鄧日燊先生**

四十九歲。昇和有限公司主席兼董事長，並為景福集團有限公司之副董事長、美麗華酒店企業有限公司及香港商業廣播有限公司之董事。懲教署人員子女教育信託基金委員會主席、華人永遠墳場管理委員會委員、人事登記審裁處審裁員、香港特別行政區護照(上訴委員會)委員、入境事務審裁處審裁員、大律師紀律審裁團成員及香港海關人員子女教育信託基金投資顧問委員會委員。於一九九七年獲委為太平紳士。二零零零年七月榮獲香港特別行政區政府頒授「銅紫荊星章」。一九九五年八月起獲委任本行董事。

* *獨立非執行董事*

艾爾敦先生為滙豐控股有限公司(滙豐控股)及香港上海滙豐銀行有限公司之董事。鄭海泉先生為香港上海滙豐銀行有限公司之董事。柯清輝先生為香港上海滙豐銀行有限公司之總經理。彭世文先生為HSBC Asia Holdings BV之董事及香港上海滙豐銀行有限公司之財務主管。滙豐控股、HSBC Asia Holdings BV及香港上海滙豐銀行有限公司擁有本行之權益根據證券(公開權益)條例第二部份乃屬需公佈者。



鄭海泉先生
副董事長兼行政總裁

鄭海泉先生

副董事長兼行政總裁

五十三歲。一九九四年十月任本行董事，一九九五年四月任常務董事，一九九八年三月任副董事長兼署理行政總裁，一九九八年八月起任副董事長兼行政總裁。恒生人壽保險有限公司、恒生商學書院校董會及衛奕信勳爵文物信託人委員會主席。香港上海滙豐銀行有限公司、鷹君集團有限公司及九廣鐵路公司董事。北京市政協委員。證券及期貨事務監察委員會之程序覆檢委員會主席。香港銀行學會副會長兼理事會主席。香港工商專業聯會副主席。香港中華總商會會董。香港特別行政區政府土地基金諮詢委員會委員及香港公益金董事會成員。於二零零零年九月獲浙江大學及於二零零一年四月獲深圳大學委任為客座教授。二零零零年十月獲西南財經大學委任為榮譽教授。

陸觀豪先生

常務董事兼副行政總裁

（陸觀豪先生之簡介已列於第三十三頁。）

莫偉健先生

常務董事兼總經理

（莫偉健先生之簡介已列於第三十三頁。）

茲謹將截至二零零一年十二月三十一日年度之報告書及已審核賬項送呈　台覽。

主要業務

本行及各附屬及聯營公司從事銀行業及有關之金融服務。

溢利

本行及各附屬及聯營公司之本年度綜合溢利連同有關經已派發及宣佈派發之股息詳情列於本年結第八十五頁。

主要客戶

董事會認為，本行五位最大客戶所佔是年度本行總利息及其他營業收入少於百分之三十。

附屬公司

有關本行各主要附屬公司於二零零一年十二月三十一日之資料列於本年結第一百二十三頁。

股本

是年度內本行之註冊股本及實收股本並無任何變動。

捐款

是年度內本行及各附屬公司之慈善捐獻共為港幣一千萬元。

董事會

本行董事會致力達成令股東回報穩步增長，及提供超卓服務之目標。

本行董事會定期召開會議，以制訂策略，並監察管理層之運作。董事會亦將權力授予執行委員會及審核委員會，詳情如後所列。

於年結日時，本行之董事為利國偉博士、艾爾敦先生、鄭海泉先生、陳祖澤先生、鄭裕彤博士、何添博士、許晉乾先生、利漢釗博士、李家祥議員、羅康瑞博士、陸觀豪先生、莫偉健先生、柯清輝先生、彭世文先生、冼為堅博士及鄧日燊先生。

何子焯先生於二零零一年四月十九日自本行董事職務榮休。

董事陳祖澤先生、何添博士及羅康瑞博士依章輪值告退，但願應選連任。

利漢釗博士已作出通知，彼將於二零零二年四月二十三日召開之股東週年常會完結時隨即辭任董事之職。

本行並無與將於股東週年常會上擬重選連任之董事訂立任何於一年內若由本行終止合約時須作出賠償(除法定賠償外)之服務合約。

是年度內及於年結日時，本行或本行之任何控股公司、任何附屬公司或同母系附屬公司並無訂立本行董事享有重大權益之重要合約。

董事委員會

執行委員會及審核委員會於一九九二年成立。

執行委員會

執行委員會定期舉行會議，檢討本行之管理運作及業務表現，並在董事會直接授權下，以一般管理委員會形式運作，成員包括鄭海泉先生(主席)、柯清輝先生、陸觀豪先生及莫偉健先生(董事)。

審核委員會

審核委員會定期與本行之財務、內部稽核及條例執行之高層管理人員，以及本行之核數師舉行會議，以檢討財務表現，並考慮有關稽核檢討之性質及範圍，以及內部控制及條例執行制度之效率。審核委員會亦會討論本行核數師所提出之各項建議並確保所有審核建議經已實行。審核委員會之成員為李家祥議員(主席)、鄧日燊先生及彭世文先生，彼等均為本行之非執行董事。

企業管理

本行致力實施良好的企業管理，並遵守香港金融管理局於二零零一年九月發出之監管政策手冊內有關本地註冊認可機構的企業管治指引之各項要求。

最佳應用守則

本行於是年度內恪守本行所採納之最佳應用守則，該守則包括香港聯合交易所有限公司之證券上市規則(「上市規則」)附錄十四之全部指引。

內部監控

本行董事會負責本行及各附屬公司之內部監控系統，以及檢討其效能。

本行之內部監控系統包括完善之組織架構，以及全面的監控政策及標準。每一業務及運作單位之責任範圍均清楚列明，以確保有效之制衡。內部監控程序因應個別業務及運作單位之特有風險而訂立。

內部稽核為本行內部監控系統重要之一環，負責監察內部監控程序之效能，並確保各業務及運作單位能遵守既

定之政策及準則，亦經常就有關營運效益及其他管理事項向本行管理層作出建議。內部稽核工作集中於該等根據風險管理原則而確定為本行最大風險之運作範疇。稽核主管向董事長及審核委員會負責。

審核委員會不時就內部監控系統之效能進行檢討，並定期向董事會滙報。

薪酬

董事會致力確保所釐定之薪酬能達致公允及吸引人才，並能對現職之能幹員工發揮鼓勵與挽留作用。於決定薪酬方案時，董事會已適當地考慮本行在香港及以外營運地區之薪酬水平及結構，以及市場狀況。

薪酬乃按個人與業務之表現、市場慣例、內部對比及市場競爭壓力等因素而每年作出檢討。在適當之情況下，本行會向員工發放與表現掛鈎之酬金及根據滙豐控股之集團股份計劃之獎勵，以示鼓勵。

於二零零一年十二月三十一日，本行員工人數較二零零零年微升至七千四百八十八名。若撇除職員退休福利計劃支出，則人事費用與去年相若。

董事權益

本行董事依照上市規則而作出之公佈，於年結日時所持之本行及各相聯公司之權益詳情列於下表之內。

	個人權益	家屬權益	公司權益	其他權益	總數
持有本行之普通股					
（每股面值港幣五元正）					
利國偉博士	1,091,516	1,094,783	350,990(1)	158,152(2)	2,695,441
艾爾敦先生	300	–	–	–	300
陳祖澤先生	–	–	–	1,000(3)	1,000
何添博士	3,480,252	–	–	–	3,480,252
陸觀豪先生	1,983	–	–	–	1,983
莫偉健先生	1,625	–	–	–	1,625
持有滙豐控股有限公司之普通股					
（每股面值0.50美元）					
利國偉博士	1,662,015	1,244,556	72,167(1)	1,654,878(2)	4,633,616
艾爾敦先生	–	13,419	–	–	13,419
鄭海泉先生	24,046	48,389	–	–	72,435
陳祖澤先生	14,283	–	–	3,000(3)	17,283
何添博士	102,687	–	–	–	102,687
許晉乾先生	8,813	24,342	976,424(4)	–	1,009,579
李家祥議員	–	18,132	79,622(5)	–	97,754
陸觀豪先生	48,088	–	–	–	48,088
柯清輝先生	58,178	29,643	–	–	87,821
彭世文先生	10,719	–	–	–	10,719

註：

(1) 利國偉博士及其夫人有權控制某一私人公司不少於三分之一之股份表決權而可於其股東大會上行使者，而列於公司權益項下之股份，均全數由該公司實益持有。

(2) 利國偉博士及其夫人乃一慈善基金其中兩位信託人，該慈善基金持有1,593,122股滙豐控股有限公司股份，而該基金按稅務條例第88條可豁免繳稅。又利國偉博士之夫人乃兩項信託之兩名信託人之一，而該兩項信託包括158,152股本行股份及61,756股滙豐控股有限公司股份。利國偉博士及其夫人並非此註(2)內所述股權之受益人。

(3) 陳祖澤先生及其夫人乃一項信託之受益人，而該信託持有1,000股本行股份及3,000股滙豐控股有限公司股份。

(4) 許晉乾先生有權控制某一私人公司不少於三分之一之股份表決權而可於其股東大會上行使者，而列於公司權益項下之股份，均全數由該公司實益持有。

(5) 李家祥議員有權控制某一私人公司不少於三分之一之股份表決權而可於其股東大會上行使者，而列於公司權益項下之股份，均全數由該公司實益持有。

於年結日時，利國偉博士以家屬權益持有香港上海滙豐銀行有限公司發行二零零三年後償付有上下限浮息票據港幣二百五十萬元。

於年結日時，下列董事持有每股面值0.50美元之滙豐控股有限公司普通股之優先認股權。該等認股權乃滙豐控股有限公司無代價授予該等董事。

	於年結日時持有之優先認股權	於年內行使優先認股權認購之普通股	每股行使價(以便士計)	授予日期	開始行使日期	截止行使日期
艾爾敦先生	36,000	–	217.27	1995年3月7日	1998年3月7日	2005年3月7日
	40,500	–	333.34	1996年4月1日	1999年4月1日	2006年4月1日
鄭海泉先生	1,875	–	539.80	1999年4月1日	2004年8月1日	2005年1月31日
	1,119	–	602.99	2000年4月10日	2005年8月1日	2006年1月31日
陸觀豪先生	1,248	–	539.80	1999年4月1日	2004年8月1日	2005年1月31日
	1,679	–	602.99	2000年4月10日	2005年8月1日	2006年1月31日
莫偉健先生	3,126	–	539.80	1999年4月1日	2004年8月1日	2005年1月31日
柯清輝先生	–	21,000[1]	333.34	1996年4月1日	1999年4月1日	2006年4月1日
	–	21,000[1]	501.60	1997年3月24日	2000年3月24日	2007年3月24日
	21,000	–	627.67	1998年3月16日	2001年3月16日	2008年3月16日
	1,875	–	539.80	1999年4月1日	2004年8月1日	2005年1月31日
	1,119	–	602.99	2000年4月10日	2005年8月1日	2006年1月31日
彭世文先生	18,000	–	217.27	1995年3月7日	1998年3月7日	2005年3月7日
	21,000	–	333.34	1996年4月1日	1999年4月1日	2006年4月1日
	22,500	–	501.60	1997年3月24日	2000年3月24日	2007年3月24日
	20,250	–	627.67	1998年3月16日	2001年3月16日	2008年3月16日
	1,875	–	539.80	1999年4月1日	2004年8月1日	2005年1月31日
	1,119	–	602.99	2000年4月10日	2005年8月1日	2006年1月31日

註：

(1) 於行使優先認股權之日，即2001年3月14日，每股市值為822便士。

於年結日時，以下董事根據滙豐控股有限公司有限制股份計劃，各獲授予每股面值0.50美元之滙豐控股有限公司普通股之有條件獎勵股份數目如下：

艾爾敦先生	149,601
鄭海泉先生	75,879
陸觀豪先生	34,311
莫偉健先生	31,132
柯清輝先生	46,274
彭世文先生	32,635

於是年度內，艾爾敦先生及鄭海泉先生取得每股面值0.50美元之滙豐控股有限公司普通股，該等股份乃根據滙豐控股有限公司有限制股份計劃於一九九七年授出而於是年發放之有條件獎勵股份。

除上述外，是年度內，本行、本行之任何控股公司、附屬公司或同母系附屬公司並無參與任何協定使本行董事取得本行或其他公司股份或債券而獲益。

於截至二零零一年十二月三十一日之年度內，本行並無發給認購本行股本或債務證券之權利予任何人士，亦無任何人士行使該等權利。

董事在與本行構成競爭之業務所佔權益

下列本行董事根據上市規則第8.10條作出申報，於二零零一年底時，在下述本行以外機構佔有權益，而該等機構之業務與本行直接或間接構成競爭或可能構成競爭：

利國偉博士為新世界金融有限公司之董事，該公司從事貸款業務。

艾爾敦先生為本行最終控股公司滙豐控股有限公司及其若干附屬公司（包括本行之直屬控股公司香港上海滙豐銀行有限公司）之董事。

鄭海泉先生為香港上海滙豐銀行有限公司及其附屬公司滙豐保險集團（亞太）有限公司之董事。

陸觀豪先生為安盛保險有限公司及於仁保險有限公司之董事，該等公司從事一般及人壽保險業務。

莫偉健先生為滙豐投資管理（香港）有限公司及HSBC Investment Funds Hong Kong Limited之董事，該等公司皆為香港上海滙豐銀行有限公司之附屬公司。

柯清輝先生為滙豐保險集團（亞太）有限公司之董事，該公司為香港上海滙豐銀行有限公司之附屬公司。

彭世文先生為HSBC Asia Holdings BV及其若干附屬公司之董事。HSBC Asia Holdings BV為香港上海滙豐銀行有限公司之直屬控股公司。

滙豐控股有限公司透過各附屬及聯營公司提供全面之銀行、保險及有關之金融服務。

本行董事所申報其佔有權益之機構，均分別由獨立之董事會及管理層管理，並須各自向其股東負責。

本行董事會內共有七位獨立非執行董事。該等獨立非執行董事之意見對董事會所作之決定有重要之影響。本行之審核委員會由三位非執行董事組成，定期開會檢討本行及各附屬公司之財務、內部稽核及條例執行事宜。是以本行與上述董事所申報之業務，可基於各自利益獨立經營。

獨立非執行董事酬金

本行之獨立非執行董事於截至二零零一年十二月三十一日之年度各收取董事袍金港幣八萬元。

主要股東權益

根據本行依照證券（公開權益）條例而設之登記冊，於二零零一年十二月三十一日，下列公司擁有本行之權益（按照該條例所規定者）如下：

公司名稱	持有之普通股數量（每股面值港幣五元正）（佔總數百分率）
香港上海滙豐銀行有限公司	1,199,816,037 (62.76%)
HSBC Asia Holdings BV	1,199,816,037 (62.76%)
HSBC Asia Holdings (UK)	1,199,816,037 (62.76%)
HSBC Holdings BV	1,226,510,848 (64.15%)
HSBC Finance (Netherlands)	1,226,510,848 (64.15%)
滙豐控股有限公司	1,227,020,925 (64.18%)

香港上海滙豐銀行有限公司為HSBC Asia Holdings BV之全資附屬公司，HSBC Asia Holdings BV為HSBC Asia Holdings (UK)之全資附屬公司，而HSBC Asia Holdings (UK)為HSBC Holdings BV之全資附屬公司。同時，HSBC Holdings BV為HSBC Finance (Netherlands)之全資附屬公司，而HSBC Finance (Netherlands)則為滙豐控股有限公司之全資附屬公司。因此，香港上海滙豐銀行有限公司之權益亦被視為HSBC Asia Holdings BV、HSBC Asia Holdings (UK)、HSBC Holdings BV、HSBC Finance (Netherlands)及滙豐控股有限公司所擁有之權益。

本行董事會認為，滙豐控股有限公司實益持有本行之普通股1,188,057,371股(62.14%)。

關連交易

融資租賃安排

本行在日常業務中所參與之若干融資租賃安排涉及與母公司之交易。

購買、沽售或購回本行之上市證券

是年度內本行或任何附屬公司並無購買、沽售或購回本行之上市證券。

監管政策手冊內有關本地註冊認可機構披露財務資料之指引

本行截至二零零一年十二月三十一日止之年度會計賬項，完全符合香港金融管理局於二零零一年十一月頒佈之監管政策手冊內有關本地註冊認可機構披露財務資料指引之各項要求。

核數師

本行之核數師畢馬威會計師事務所將任滿告退，但表示願意留任。在行將召開之股東週年常會上將提呈議案，批准續聘畢馬威會計師事務所為本行之核數師。

承董事會命

董事長 **艾爾敦** 謹啟

香港 二零零二年三月四日

We value customer relationships.
As their banking partner,
we encourage customers to
look to us for all their financial
needs and offer extra value to those
who use Hang Seng as their main banker.



Although the operating environment of 2001 was unfavourable, Hang Seng Bank maintained the profitability of its core business. We increased our attributable profit by 1.0% to HK$10,114 million, compared with 2000. Our return on average shareholders' funds improved to 23.0% from 22.7%.

The banking industry experienced another difficult year in 2001. Despite 11 successive cuts in local interest rates, the Hong Kong economy continued its prolonged downturn.

Against this backdrop, net interest income remained flat. Other operating income grew by 10.4%, reflecting encouraging developments in our wealth management services. On the other hand, operating expenses increased, mainly due to a special contribution to the staff retirement benefit scheme and business investment in e-initiatives.

In view of the Bank's strong balance sheet, sound business fundamentals and commitment to shareholders, the Directors have declared a second interim dividend of HK$2.80 per share, payable on 27 March 2002. This brings the total distribution for 2001 to HK$4.90 per share, compared with HK$4.80 per share for 2000. The total dividend payment for the year represents 93% of the attributable profit for 2001.

Managing for Value

Our adoption of the Managing for Value strategy in January 1999 has sharpened our focus on higher-margin, value-creating businesses to provide attractive returns to shareholders. Our target is at least to double shareholder value in five years, as measured by the combination of share price appreciation and reinvested dividends.

From the start of 1999 until the end of 2001, the Bank achieved a total return of 52.4% for shareholders, which was more than double the average return of 22.8% recorded by Hang Seng Index constituents.

Economic profit – the difference between post-tax profit and the cost of invested capital – increased marginally to HK$5.56 billion. For the purposes of calculating economic profit, the cost of capital was estimated at 15.0%.

The Strongest in Asia

Hang Seng Bank topped *Asiamoney's* rankings for Asian banks for the second successive year when it was named THE STRONGEST BANK IN ASIA. The Bank's quality performance was also recognised when it was ranked No. 1 among Hong Kong companies in the Asia's Most Admired Companies Survey commissioned by *Asian Business*. In the REVIEW 200: Asia's Leading Companies survey by the *Far Eastern Economic Review*, the Bank was ranked the 3rd leading company in Hong Kong. The Bank also won a Customer Service Award from the Hong Kong Retail Management Association in the Hong Kong Awards for Services.

Deepening Customer Relationships

In 2001, Hang Seng Bank made greater efforts to consolidate and expand relationships with its large pool of customers, who make up more than one-third of Hong Kong's population.

This Annual Report, which features the theme *Deepening Customer Relationships*, describes how the Bank is strengthening segmentation to serve customers better, gain additional customers and increase its share of their financial spending. New products and services are being launched to satisfy customer needs, to protect and grow their assets.

The final phase of interest rate deregulation in Hong Kong on 3 July 2001 had minimal impact on Hang Seng but provided instead an opportunity to reinforce our focus on deepening customer relationships. We have put in place measures that encourage customers to consolidate their account relationships with us and reward customers who use Hang Seng as their main banker.

Our strong customer focus is also reflected by our comprehensive one-stop financial solutions, convenient multi-channel delivery network and superior service. It is key to building shareholder wealth and maintaining market leadership.

The Year Ahead

The Hong Kong economy is expected to remain subdued in the first half of 2002, with climbing unemployment, persistent deflation and weak investment. The outlook for the second half largely depends on the prospect of a recovery in the United States.

In the banking sector, intense competition, high liquidity, sluggish credit demand and narrowing margins will remain challenges.

In meeting these challenges, Hang Seng will continue to build on its strong customer franchise by launching innovative financial services, thus diversifying income streams. We shall continue to focus on wealth management services, thus increasing relationship building and our share of wallet. We shall continue to expand e-Banking services, thus reaching out to more customers and facilitating product cross-selling.

In our commercial banking business, we shall further enhance services to small and medium-sized businesses, a cornerstone of Hong Kong's economy. In mainland China, we shall take advantage of the vast opportunities offered by the financial liberalisation following its World Trade Organization entry.

In all our businesses, we shall be guided by our core principles of prudent operations, strict cost discipline and service excellence.

Acknowledgements

We take pride in what our staff at every level achieved in 2001 and thank them for their dedication and team approach.

In the prolonged economic downturn, we announced our third salary freeze in four years for 2002. The Board of Directors appreciates staff understanding of the need to control costs and maintain business competitiveness.

In 2001, based on merit and demonstrated performance, a pay increase in January raised salary expenses by an average of 2% and a variable bonus was paid in April.

The number of staff subscribing to the HSBC Holdings Savings-Related Share Option Plan had increased to 4,165 by the year-end. The number of staff awarded options under the HSBC Holdings Group Share Option Plan had risen to 2,171.

On 5 December, a Bank security guard, Mr Khan Zafar Iqbal, aged 31, was killed during an armed robbery at the Belvedere Garden Branch in Tsuen Wan. The Bank has been deeply saddened by his death and will remember his selfless bravery.

The Bank owes much to its supportive Board of Directors and thanks them for their wise counsel. Dr H C Lee has given notice that he will resign as a Director as from the conclusion of the annual general meeting in April. Dr Lee has served on the Board since 1986 and rendered distinguished service as Chairman of the Audit Committee from 1992 to 2000. We wish him well and are most grateful for his valuable contributions.

As a premier financial services provider, Hang Seng is well-positioned to ride out the current economic downturn. Our strong focus on building long-term customer relationships and growing higher-margin businesses will increase our ability to compete successfully in the market and create value for shareholders.

David Eldon
Chairman
Hong Kong, 4 March 2002


With our extensive range of
wealth management solutions,
our customers can protect and
grow their assets to fulfil
their financial aspirations.


We anticipate
g custo
provi
greate
convent
value added
enhan
yle
diverse custome

Hang Seng Bank leveraged on its large customer franchise, grew strong-earning businesses and built on its financial prudence to maintain market leadership in 2001. Our results in the difficult operating conditions reflect our sound fundamentals and value-creating strategies.

We deepened customer relationships by strengthening segmentation and widening our one-stop solutions. We provided more convenient customer access by applying information technology more extensively. We encouraged customers to look to Hang Seng for all their banking needs and rewarded them for total banking relationships.

Good progress was recorded in our areas of focus: wealth management and commercial banking. The groundwork was also laid for our future expansion in mainland China.

A Strong Customer Focus

The launch of Prestige Banking has enabled the Bank to strengthen relationships with customers and expand personal wealth management. Customers can enjoy a wider range of personalised and value-added services in an enhanced banking environment with a minimum account opening amount of HK$500,000. A designated Customer Relationship Manager looks after each customer's asset portfolio as well as takes care of their banking and investment needs. A total of 58 PRESTIGE BANKING CENTRES have been set up so far. Dedicated Prestige Banking counters are also available at all the Bank's ground-level branches.

Financial Highlights



Operating profit before provisions decreased marginally by 0.3% to HK$11,503 million compared with 2000. Profit before tax amounted to HK$11,514 million, a reduction of 1.4%.

Net interest income fell by 0.3% to HK$11,660 million, although average interest-earning assets grew by 4.4%. Net interest spread improved by 9 basis points to 2.28%, but this was offset by a reduction of 21 basis points in the contribution from net free funds to 0.28%. As a result, there was a 12 basis point compression in net interest margin to 2.56%.

The improvement in net interest spread was helped by the growth in low cost savings deposits and a wider gap between the best lending rate and HIBOR. The positioning of the treasury portfolios and holding of fixed rate securities also benefited significantly from falling interest rates. These were partly offset by a further decline in the average yield of the mortgage portfolio. Time deposits also earned narrower spreads.

Other operating income rose by 10.4% to HK$3.9 billion, with net fees and commissions growing by 16.2% to HK$2.4 billion. With successful initiatives to increase non-interest income, the ratio of other operating income to total operating income rose by 1.9 percentage points to 25.3%, compared with 22.4% five years ago.

The 10.2% increase in operating expenses was largely due to a special contribution of HK$213 million to maintain the staff retirement benefit scheme at a fully funded position.

Premises and equipment expenses rose by HK$101 million, or 13.2%, reflecting our continued investment in e-Banking initiatives to strengthen our role as a major e-force.

Although the cost:income ratio grew by 1.9 percentage points to 26.3%, it remained low within the banking sector, reflecting the Bank's strict expense discipline. Excluding the special contribution to the staff retirement benefit scheme, the cost:income ratio would have grown by 0.5 percentage point to 24.9%.

During the year, business processes were further streamlined to achieve productivity gains. Attributable profit per employee was a record HK$1.35 million, up from HK$1.34 million a year earlier.

In the weakening economy, the net charge for bad and doubtful debts amounted to HK$424 million, an increase of 116.3% compared with the previous year.

New specific provisions for doubtful accounts rose by 14.9% to HK$1,135 million, mainly in residential mortgages and card advances. Recoveries and releases, mainly in corporate accounts, decreased by 9.9% to HK$711 million. As the balance of HK$125 million of the additional general provision made in 1997 was transferred to augment general provisions at the end of 2000, no charge for general provisions was made against loan growth during 2001.

The ratio of total provisions to gross advances to customers fell to 1.55% at 31 December 2001, compared with 2.01% a year earlier. Specific provisions decreased by 0.45 percentage point to 0.91%, reflecting the write-off of the irrecoverable portion of large corporate accounts and residential mortgages upon repossession, as well as the upgrading of rescheduled advances and doubtful accounts to performing status. General provisions, at 0.64% of gross advances to customers, were maintained at a level consistent with the underlying risk portfolio of the loan book.

Gross non-performing advances (after deduction of interest in suspense) fell by HK$1,260 million, or 16.9%, to HK$6,174 million. The ratio of gross non-performing advances to gross advances to customers also improved to 2.7% from 3.3% at the end of the previous year. Specific provisions plus collateral that is conservatively valued amounted to almost 100% of non-performing advances.

We continued to maintain strong liquidity. The average liquidity ratio for 2001 increased to 45.6% from 43.3% in 2000. The total capital ratio was maintained at 15.3% at 31 December 2001, the same level as a year earlier. The tier one capital ratio rose to 12.3%, compared with 11.9%.

Business Operations

Our businesses are divided into five lines that aim at long-term higher-value creation for both customers and the Bank.

Personal financial services remained the major profit contributor, providing 45.2% of the profit before tax. Commercial banking contributed 10.4%, corporate and institutional banking 8.6% and treasury 16.8%. Other businesses, which mainly cover the management of shareholders' funds, investment properties and long-term equity investments, provided 19.0%.

The final phase of interest rate deregulation on 3 July 2001, which involved Hong Kong dollar savings and current deposits, had minimal impact in view of the low interest rate environment and abundant market liquidity. Reflecting customers' preference for liquidity, savings and current account deposits grew but time and other deposits fell. Overall, deposits dropped by 4.6% to HK$395.8 billion at 31 December 2001, compared with the previous year-end.

Despite weak loan demand, advances to customers (after deduction of interest in suspense and provisions) grew by 2.3% to HK$222.4 billion.



Hang Seng has a strong customer franchise and serves all strata of Hong Kong people. The Bank's segmentation strategy enables it to customise solutions for each group and deepen relationships with them.

The advances to deposits ratio was 53.7% at 31 December 2001, compared with 50.6% a year earlier.

In our mortgage business, Government Home Ownership Scheme (GHOS) mortgages continued to grow due to the draw-down of commitments made before the imposition of the moratorium of GHOS sales between September 2001 and June 2002, but residential mortgages fell slightly as a result of intense market competition. Due to the further reduction in the pricing of new mortgages and the re-pricing of existing loans, the average yield of the residential mortgage portfolio, excluding GHOS mortgages and staff loans, fell to 134 basis points below BLR at the end


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We understand the requirements of growing businesses and manage the financial needs of commercial customers. Our support and expertise help them build a strong foundation for the future.




Secure and reliable
e-Banking services
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rapidly expanding
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A Winning e-Image

Hang Seng's e-image campaign has helped build up a modern and progressive image for the Bank as well as its standing as a major e-player. The campaign won an Award for Excellence in the GOLD QUILL AWARDS 2001, organised by the International Association of Business Communicators. It highlights how the Bank is using leading edge technology and innovating to satisfy evolving customer needs. The launch of the campaign in July 2000 coincided with the introduction of the *Hang Seng e-Banking brand name and the corporate tagline* 'Hang Seng Bank. Exceed. Excel.' e-Banking services were introduced the following month.

of 2001 from 80 basis points below BLR a year earlier. This excluded the effect of cash incentive payments for new mortgages, which were charged to interest expenses as incurred.

CUSTOMER RELATIONSHIP MANAGEMENT

The Hang Seng brand and its reputation for service excellence offer us a strong advantage in the intensely competitive market. Our one-stop financial solutions and efficient distribution network enable us to exhance customer relationships.

Our integrated accounts have become a major platform to strengthen total customer relationships and expand wealth management services.

Protecting and Growing Assets

In the volatile investment environment, Hang Seng Bank's capital guaranteed funds aim to provide security to investors by minimising investment risk while offering growth opportunities. The Bank has introduced 15 HIGHLY POPULAR CAPITAL GUARANTEED FUNDS since 2001 – the largest series of similar funds in Hong Kong – investing in the technology, financial services and bio-sciences sectors as well as the Hong Kong equity market. Total subscription of the Bank's capital guaranteed funds and other guaranteed funds distributed by the Bank reached HK$12.6 billion in 2001.

During the year, a number of integrated accounts were launched. Prestige Banking was introduced in March 2001 for affluent customers. A total of 58 Prestige Banking Centres have been set up.

Femina Banking, Hong Kong's first integrated account targeting women, was launched in November. Aside from comprehensive financial services, it offers a wide variety of lifestyle and shopping privileges.

ezLink Financial Services, an integrated account for customers commuting between Hong Kong and the Mainland, was introduced in February 2002.

The M.I. Kid Account was successfully launched in October as a means of reaching out to young customers and helping them develop good banking habits. Besides encouraging children to save, it provides a wide range of educational and recreational programmes helpful to their development, including an 'infotainment' website (www.hangseng.com/mikid). It also helps parents plan for the future of their children.

In April, we announced measures that encourage customers to consolidate their accounts with us and reward loyal customers. This followed a review of the price structure of our savings deposits in the face of full interest rate deregulation.

We believe that social responsibility and customer loyalty should balance purely commercial considerations. On this basis, more than two million Hong Kong dollar savings accounts have been exempted from a new minimum balance requirement introduced in July. New accounts opened by some groups of customers, including senior citizens and minors, are also not subject to the new requirement.

A new ATM Savings Account, introduced to encourage customers to migrate to cost-efficient automated channels, has no minimum balance requirement.

Our customer relationship management also entails analysis of existing customer information in a bid to anticipate customer needs and maximise cross-selling efficiency.

MAJOR BUSINESSES

Personal financial services recorded a marked growth in income from the wealth management business. However, profit before tax fell by 7.3% compared with the previous year, because of the decline in the mortgage portfolio yield and higher




As a one-stop bank, our
financial solutions keep pace
the increasingly complex
needs of customers in the
We offer easy
comprehensive products
a rewarding experience.

bad debt charges for residential mortgages and card advances.

Income from wealth management, which comprises investment and insurance services, grew by 27.1%. With increased referrals between business units, the Bank improved its cross-selling ratio.

Investment fund subscription rose impressively by 128%. Funds managed under the Hang Seng Investment Series had grown by 204% to HK$12.1 billion at the year-end. Since 2001, 17 investment funds have been launched under the Investment Series, bringing the total to 34. This includes 15 highly popular capital guaranteed funds – the largest series of similar funds in Hong Kong. More than 360 funds from leading fund management companies are also offered to customers.

Hang Seng Life recorded good progress, with annualised new premiums for life insurance growing by 96.6%. Our Mandatory Provident Fund (MPF) business began to generate income, with the number of enrolled individuals increasing to more than 214,300 during the year.


120cm
115c
110cm
105cm
100cm
95cm
We reach out to customers at an early age.
Specially designed services encourage
children to learn the importance of
saving and planning for their future.

Credit card advances grew by 10.9% to HK$5.3 billion as the card base increased to more than 930,000. Other lending to individuals, mainly tax and personal loans, rose by 24.1% to HK$6.1 billion. Securities broking and related income fell because of the depressed stock market.

Our e-Banking services have become a convenient and cost-efficient channel to market and deliver wealth management products to customers. During the year, our online investment services were enhanced. A new look was introduced for www.hangseng.com with dedicated e-Banking screen menus for different customer segments.

At the end of 2001, the number of customers registered for e-Banking had increased to more than 173,000. Internet transactions had grown to account for about 9% of total transactions and online share trading for about 50% of total securities transactions.

As we encourage customers to switch to cost-efficient automated channels, our branches are focusing more on sales and advisory services. At



Our scope of services in mainland China is growing as we build up our network of branches and offices there. The Mainland's financial liberalisation is an important driver for our business expansion.

present, we operate 155 branches and automated banking centres in Hong Kong.

Commercial banking, which manages middle market and small corporate relationships, recorded an increase in commercial lending. Trade finance grew by 4.7%, which saw the Bank gain market share despite dampened export trade. Commercial banking, however, showed a decrease of 1.9% in profit before tax, affected by a lower level of bad debt recoveries.

The Bank was ranked second in the list of most preferred banking partners by small and medium-sized companies in a study conducted by the Hong Kong Productivity Council.

We continued to expand in mainland China. Fuzhou Branch, opened in February 2001, joined our network of branches in Guangzhou, Shanghai and Shenzhen and representative offices in Beijing and Xiamen. Hang Seng Insurance Company Limited opened a representative office in Shenzhen in April.

Our lending portfolio to Mainland-related

entities was HK$9.5 billion and amounted to 4.2% of total advances at the year-end.

In Taiwan, we opened our first representative office in Taipei in January 2002.

Corporate and institutional banking achieved growth of 2.9% in profit before tax, benefiting mainly from the substantial recovery of bad and doubtful debts.

Treasury recorded encouraging growth of 60.6% in profit before tax, as the fixed rate debt securities portfolio and the assets and liabilities re-pricing gap benefited significantly in the falling interest rate environment. Increased profit on disposal of debt securities also contributed to the growth. The Bank was bookrunner for 94 Hong Kong-dollar capital markets issues totalling HK$17.8 billion and was ranked the No. 2 bookrunner for such issues by *basis point*.

Staff Values

In order to reinforce the Managing for Value strategy and service excellence, staff communication and training programmes promoted the Bank's service and sales culture, entrepreneurship and innovation.

During the year, the 'Service from the Heart' campaign for staff reinforced our strong service orientation and our strategy of deepening customer relationships.

Staff were encouraged to be more entrepreneurial and help identify new business opportunities across the Bank. As part of this, the Bank's culture of innovation was intensified. A staff intranet website was launched to enhance communication and cultivate a Bank-wide innovation mindset.

During the year, about 850 ideas to improve services and capture business opportunities were received from staff. Operational savings and revenue generation from the implementation of ideas in 2001 reached HK$50.7 million, taking the total since 1992 to HK$114.2 million on an annual recurring basis.

We continued to invest in people. Training initiatives helped staff meet new regulatory requirements and business demands, and to achieve their individual potential. The average number of training days per staff member was 7.5 days. The quality of the Bank's training was recognised when it won a Gold Prize in the Award for Excellence in Training 2001 from the Hong Kong Management Association.

Community Service

As a good corporate citizen, we are active in community service. Our philanthropic and sponsorship activities are focused primarily on education, community service and sports.

The Bank has committed over HK$24 million to its scholarship schemes since 1995, benefiting about 400 students.

The Bank's charitable donations since 1990 exceed HK$129 million, including about HK$16 million to the Community Chest.

Under the Hang Seng Athlete Incentive Awards Scheme, the Bank and the Hong Kong Sports Development Board jointly presented cash totalling HK$1.1 million to nine medal-winners at the 9th National Games. The awards have taken the total number of benefiting athletes to 34 and the sponsorship amount to over HK$3 million since the Scheme's launch in 1996.

The Hang Seng Table Tennis Academy was established as the first academy for a single sport in Hong Kong and is expected to benefit about 30,000 participants from 2001-2003. The Bank's sponsorship of the Academy will take its total sponsorship amount for the promotion of the sport to over HK$15 million since 1991.

Hang Seng's enormous contribution to



We share our success with the communities we serve through philanthropic and sponsorship activities. Our focus areas of education, community service and sports development highlight our commitment to help shape a better future.

A Good Corporate Citizen

Our scholarship schemes and education programmes are aimed at grooming young people for a dynamic, knowledge-based society. A total of 22 students have benefited since the 1996 launch of THE HANG SENG BANK OVERSEAS SCHOLARSHIP SCHEME. Four students from Hong Kong and mainland China were sent abroad to study from September under the Scheme. A further 102 scholarships were awarded to students in Hong Kong and mainland China in 2001. We have also sponsored the Hang Seng Bank Blossom with Music programme since 1998 and the Inter Post-Secondary College Debate Competition since 1995.

the promotion of sports won the Bank the 'Outstanding Marketing Contributor to Sport Award' in the 4th Excellence in Sports Marketing Awards presented by the Hong Kong Sports Development Board. This prestigious Award has only been presented twice in the last four years and to Hang Seng on both occasions.

HSI Services Limited, a wholly owned subsidiary, launched the Hang Seng Composite Index Series, continuing its efforts to provide comprehensive index services to meet different investor needs.

Future Prospects

The outlook for the banking sector in 2002 remains difficult, with continued intense competition, high liquidity, sluggish credit demand and narrowing margins.

Hang Seng will strengthen its focus on financial prudence, customer relationships and value-creating businesses to further enhance its competitive edge and maximise shareholder value.

In order to build more profitable customer relationships, we shall further strengthen segmentation and cross-selling. Lifestyle banking services will become more important in our efforts to offer added value to different groups of customers.

In our wealth management business, we shall target both the affluent and mass customer markets, and widen our already extensive product range to increase non-interest income. Consumer financing will be prudently expanded.

We shall further increase our customer base of small and medium-sized businesses in commercial banking.

Our e-Banking services will be further enhanced for service differentiation. Online investment services will be expanded, with retail margin services planned. Business internet banking will be available to all commercial customers in the middle of the year. e-Treasury services will also be introduced for corporate customers.

Following China's accession to the World Trade Organization in December 2001, financial liberalisation and attraction of foreign direct investment will offer greater opportunities to the banking sector. In preparation, Hang Seng is strengthening its presence and range of services in the Mainland. We aim to be an important player in the Mainland, providing corporate, commercial and personal financial services.

Applications to open a branch in Nanjing and to upgrade the Beijing representative office to a branch have been submitted. Hang Seng Securities Limited has submitted applications for the purpose of obtaining B share trading seats on the Shanghai and Shenzhen stock exchanges and setting up a representative office in Shanghai. An application to operate internet banking services in the Mainland is planned.

Our branch in Shanghai is expected to receive a licence for renminbi banking services. We are ready to take advantage of the initial liberalisation of banking regulations which will allow foreign banks to provide foreign currency services to mainland Chinese companies and individuals.

Amid economic uncertainty, we shall redouble our efforts to exceed, excel, and to meet customer and shareholder expectations. Given the strength of our franchise, and our commitment to constant improvement, we are determined to ensure stable future earnings.

Vincent H C Cheng
Vice-Chairman and Chief Executive
Hong Kong, 4 March 2002

FINANCIAL PERFORMANCE

Profit and Loss Account

SUMMARY OF FINANCIAL PERFORMANCE (HK$M)	2001	2000
Operating profit before provisions	**11,503**	11,540
Profit on ordinary activities before tax	**11,514**	11,675
Profit attributable to shareholders	**10,114**	10,014
Earnings per share (HK$)	**5.29**	5.24

Hang Seng Bank Limited (the Bank) and its subsidiary and associated companies (Hang Seng) reported a profit attributable to shareholders of HK$10,114 million for 2001, an increase of 1.0 per cent compared with 2000. Earnings per share of HK$5.29 were 1.0 per cent higher than in 2000.

Operating profit before provisions of HK$11,503 million, was in line with the previous year. Net interest income remained flat, with the growth in other operating income, mainly from wealth management initiatives, offsetting an increase in operating expense which was mainly due to a special contribution to the retirement benefit scheme. Operating profit was HK$11,079 million, down by 2.3 per cent, reflecting an increase in provisions for bad and doubtful debts. Profit before tax amounted to HK$11,514 million, a reduction of 1.4 per cent, after taking into account profits on disposal of long-term investments and a deficit on property revaluation.

ECONOMIC PROFIT

In implementing its Managing for Value strategy, Hang Seng has adopted economic profit as a value-based performance measurement since 1999. This is to align the objectives of Hang Seng's management to that of its shareholders. Management uses economic profit to decide on the allocation of resources among businesses to achieve the best return for shareholders. Economic profit is based on profit after tax, adjusted for non-cash items, and takes into account the cost of capital invested by Hang Seng's shareholders.

In 2001, Hang Seng's economic profit amounted to HK$5,555 million and was maintained at about the same level as the previous year, reflecting the improvement in operating results and a slight increase in invested capital. For consistency, Hang Seng has continued to apply the benchmark cost of capital of 15.0 per cent, which is believed to be higher than its true cost of capital given the current low interest rate environment and Hang Seng's business risk profile. If the true cost of capital were to be adopted, the economic profit would be higher.

OPERATING PROFIT ANALYSIS



HK$M
12,000
11,500
11,000
10,500
10,000
00
01
2000 OPERATING PROFIT
NET INTEREST INCOME
OTHER OPERATING INCOME
OPERATING EXPENSES
PROVISIONS FOR BAD AND DOUBTFUL DEBTS
2001 OPERATING PROFIT

TOTAL OPERATING INCOME



HK$BN
20
15
10
5
97
98
99
00
01
TOTAL OPERATING INCOME
NET INTEREST INCOME
OTHER OPERATING INCOME

OTHER OPERATING INCOME FOR 2001

IN PERCENTAGE


17.0
13.4
6.2
61.0
2.4

- NET FEES AND COMMISSIONS RECEIVABLE
- OTHER
- NET DEALING PROFITS
- RENTAL INCOME FROM INVESTMENT PROPERTIES
- DIVIDEND INCOME

ECONOMIC PROFIT (HK$M)	2001	%	2000	%
Average invested capital	**31,061**		30,259	
Return on invested capital*	**10,222**	**32.9**	10,068	33.3
Cost of capital	**(4,667)**	**(15.0)**	(4,536)	(15.0)
Economic profit	**5,555**	**17.9**	5,532	18.3

**Return on invested capital represents profit after tax adjusted for non-cash items.*

NET INTEREST INCOME

NET INTEREST INCOME (HK$M)	2001	2000
Interest income	**24,509**	31,913
Interest expense	**(12,849)**	(20,222)
Net interest income	**11,660**	11,691
Average interest-earning assets	**454,937**	435,759
Net interest spread (% p.a.)	**2.28**	2.19
Net interest margin (% p.a.)	**2.56**	2.68

Net interest income was sustained at the level of the previous year, with a slight decrease of HK$31 million, or 0.3 per cent. Average interest-earning assets grew by HK$19.2 billion, or 4.4 per cent, to HK$454.9 billion. Net interest spread improved by 9 basis points to 2.28 per cent, but this was more than offset by a reduction of 21 basis points in the contribution from net free funds to 0.28 per cent, leading to a 12 basis point compression in net interest margin to 2.56 per cent.

The improvement in net interest spread was helped by the growth in low cost savings deposits and a wider gap between BLR and HIBOR. In addition, the positioning of the treasury portfolios and holding of fixed rate securities in a downward trending interest rate environment also contributed to the improvement in net interest spread. These were partly offset by a further decline in the average yield of the mortgage portfolio. The spreads earned on time deposits also narrowed.

The contribution from net free funds declined significantly due to the fall in market interest rates.

As a result of the continuing reduction in the pricing of new mortgages and the re-pricing of existing loans, the average yield on the residential mortgage portfolio, excluding Government Home Ownership Scheme mortgages and staff loans, fell from 26 basis points below BLR in 2000 to 84 basis points below BLR in 2001. This was before accounting for the effect of cash incentive payments.

OTHER OPERATING INCOME

Other operating income grew by HK$373 million, or 10.4 per cent, to HK$3,947 million, and comprised 25.3 per cent of total operating income against 23.4 per cent for 2000. Net fees and commissions increased by HK$336 million, or 16.2 per cent, with a growth of 27.1 per cent in wealth management income. This includes initiatives such as the successful launch of the Hang Seng Capital Guaranteed Fund series, life insurance products and the Mandatory Provident Fund service. Securities broking and related income fell due to the depressed stock market, but card services and credit facilities contributed to the growth in fee income. Dealing profits were flat while other income rose by HK$43 million, or 6.8 per cent, mainly due to higher loan redemption fees.

OPERATING EXPENSES

Operating expenses increased by HK$379 million, or 10.2 per cent, to HK$4,104 million. The increase of HK$220 million, or 10.7 per cent, in staff costs was mainly due to a special contribution of HK$213 million to maintain the fully funded position of the staff retirement benefit scheme. Premises and equipment expenses rose by HK$101 million, or 13.2 per cent, reflecting the growth in IT expenditure to support the development of e-banking initiatives. Other operating expenses increased by HK$60 million, or 11.5 per cent, due to increased marketing and advertising expenditure and additional financial data service fees to support Hang Seng's on-line investment service.

The cost:income ratio increased to 26.3 per cent, compared with 24.4 per cent in 2000. Excluding the special contribution mentioned above, the cost:income ratio would have been 24.9 per cent.

OPERATING EXPENSES FOR 2001

IN PERCENTAGE


14.2
9.4
21.1
55.3
STAFF COSTS
PREMISES AND EQUIPMENT
OTHER OPERATING EXPENSES
DEPRECIATION

PROVISIONS FOR BAD AND DOUBTFUL DEBTS

NET CHARGE TO PROFIT AND LOSS ACCOUNT (HK$M)	2001	2000
Net charge/(release) for bad and doubtful debts		
Specific	**424**	199
General	**-**	(3)
Total	**424**	196
Average gross advances to customers	**224,088**	214,662
Net charge for bad and doubtful debts as a percentage of average gross advances to customers		
Specific	**0.2%**	0.1%
General	**-**	-
Total	**0.2%**	0.1%

The net charge for bad and doubtful debts amounted to HK$424 million, an increase of HK$228 million, or 116.3 per cent, compared with the previous year. New specific provisions for doubtful accounts rose by 14.9 per cent to HK$1,135 million, mainly in residential mortgages and card advances. Recoveries and releases decreased by 9.9 per cent to HK$711 million, mainly in corporate accounts. As the balance of HK$125 million of the additional general provision made in 1997 was transferred to augment general provisions at the end of 2000, no charge for general provisions was made against loan growth during 2001.

NET CHARGE FOR BAD AND DOUBTFUL DEBTS


HK$M
3,000
2,500
2,000
1,500
1,000
500
97
98
99
00
01
SPECIFIC PROVISIONS
GENERAL PROVISIONS

PROVISIONS AS A PERCENTAGE OF GROSS ADVANCES TO CUSTOMERS



IN PERCENTAGE
2.5
2.0
1.5
1.0
0.5
97
98
99
00
01
SPECIFIC PROVISIONS
GENERAL PROVISIONS

ADVANCES TO CUSTOMERS AND PROVISIONS (HK$M)	2001	2000
Gross advances to customers*	**225,926**	221,973
Specific provisions	**(2,052)**	(3,017)
General provisions	**(1,438)**	(1,438)
Advances to customers**	**222,436**	217,518
Gross non-performing advances*	**6,174**	7,434
Non-performing advances* as a percentage of gross advances to customers*	**2.7%**	3.3%
Provisions as a percentage of gross advances to customers*		
Specific provisions	**0.91%**	1.36%
General provisions	**0.64%**	0.65%
Total provisions	**1.55%**	2.01%
Specific provisions as a percentage of gross non-performing advances*	**33.2%**	40.6%

**After deduction of interest in suspense.*

***After deduction of interest in suspense and provisions.*

Gross non-performing advances (after deduction of interest in suspense) fell by HK$1,260 million, or 16.9 per cent, to HK$6,174 million, compared with the end of 2000. There was an improvement in the ratio of gross non-performing advances to gross advances to customers to 2.7 per cent from 3.3 per cent at the end of the previous year. This was the result of repayments, the write-offs of the balance of corporate accounts on final settlement and the estimated irrecoverable portion of residential mortgages with repossessed properties and the upgrading of rescheduled advances and doubtful accounts to performing status.

PROFIT ON TANGIBLE FIXED ASSETS AND LONG-TERM INVESTMENTS

Profit on disposal of tangible fixed assets and long-term investments rose by HK$145 million, or 58.5 per cent, to HK$393 million, reflecting increased profits on the disposal of debt securities from the accrual portfolio and of locally-listed equities.

PROPERTY REVALUATION

Hang Seng's premises and investment properties were revalued by Chesterton Petty Limited, an independent professional valuer, at 30 September 2001 who confirmed that there had been no material change in valuations at 31 December 2001. The valuations were carried out by qualified valuers who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use. The basis of the valuation for investment properties was open market value. The property revaluation has resulted in a fall in Hang Seng's revaluation reserves of HK$481 million as at 31 December 2001 and a charge to the profit and loss account of HK$14 million in respect of properties where the valuation has fallen below the depreciated historical cost.

Balance Sheet

TOTAL ASSETS

Total assets fell by HK$26.0 billion, or 5.2 per cent, to HK$474.8 billion at 31 December 2001. The reduction in the balance sheet size was largely the result of a 3.6 per cent fall in customer deposits (including certificates of deposit in issue). Advances to customers grew by 2.3 per cent, mainly in mortgages under the Government Home Ownership Scheme and credit card and personal advances, although residential mortgages and corporate lending fell slightly. Investment in debt securities also rose, with funds redeployed from lower yielding interbank placings.

SHAREHOLDERS' FUNDS

AT 31 DECEMBER (HK$M)	2001	2000
Share capital	**9,559**	9,559
Retained profits	**19,618**	18,732
Premises and investment properties revaluation reserves	**8,119**	8,742
Long-term equity investment revaluation reserve	**2,323**	3,452
Capital redemption reserve	**99**	99
	39,718	40,584
Proposed dividends	**5,353**	5,353
Shareholders' funds	**45,071**	45,937
Return on average shareholders' funds (% p.a.)	**23.0**	22.7

Shareholders' funds (excluding proposed dividend) decreased by HK$866 million, or 2.1 per cent, to HK$39,718 million. Despite an increase in retained profits, the decrease in shareholders' funds reflected the reductions in the long-term equity investment revaluation reserve due to disposals and decrease in fair value of the equity investments and the premises and investment properties revaluation reserves as a result of the decline in the property market. Following the adoption of the revised HK SSAP 9, dividends proposed after the balance sheet date are recorded as a separate component of shareholders' funds. Shareholders' funds and the return on average shareholders' funds at 31 December 2000 have been restated to reflect this change in accounting policy.

The return on average shareholders' funds improved slightly to 23.0 per cent, compared with 22.7 per cent for 2000.

There was no purchase, sale or redemption of the Bank's listed securities by the Bank or any of its subsidiaries during the year.

CUSTOMER DEPOSITS

Current, savings, time and other deposit accounts fell by HK$19.1 billion, or 4.6 per cent, to HK$395.8 billion at 31 December 2001,

CUSTOMER DEPOSITS FOR 2001

IN PERCENTAGE



34.2
7.6
53.7
4.5
TIME AND OTHER DEPOSITS
SAVINGS ACCOUNTS
CURRENT ACCOUNTS
CERTIFICATES OF DEPOSIT IN ISSUE

CUSTOMER DEPOSITS FOR 2000

IN PERCENTAGE



28.1
6.0
62.5
3.4
TIME AND OTHER DEPOSITS
SAVINGS ACCOUNTS
CURRENT ACCOUNTS
CERTIFICATES OF DEPOSIT IN ISSUE

TOTAL ASSETS, CUSTOMER DEPOSITS AND ADVANCES TO CUSTOMERS


HK$BN
600
500
400
300
200
100
97
98
99
00
01
TOTAL ASSETS
CUSTOMER DEPOSITS
ADVANCES TO CUSTOMERS

ADVANCES TO DEPOSITS RATIO


IN PERCENTAGE
70
60
50
40
97
98
99
00
01

compared with HK$414.9 billion at the previous year-end. Time and other deposits showed a decline of 17.0 per cent, mainly in Hong Kong dollars and US dollars, which was partly the result of the withdrawal of large deposits by certain corporate customers. Current and savings accounts, mainly in Hong Kong dollars, grew by 22.5 per cent and 17.2 per cent respectively, reflecting customers' preference for liquidity in the low interest rate environment. The final stage of interest rate deregulation which was brought into effect on 3 July 2001 had no material impact on savings account balances.

In terms of currency, Hong Kong dollar deposits remained stable, US dollar deposits (mainly time deposits) fell, while deposits in other foreign currencies rose.

Certificates of deposit in issue increased by HK$3.8 billion, or 26.0 per cent, to HK$18.6 billion.

ADVANCES TO CUSTOMERS

Advances to customers (after deduction of interest in suspense and provisions) grew by HK$4,918 million, or 2.3 per cent, to HK$222.4 billion at 31 December 2001. Growth in the portfolio was affected by continued intense competition in the mortgage and retail lending markets and by sluggish corporate loan demand in 2001.

ADVANCES TO DEPOSITS RATIO

The advances to deposits ratio was 53.7 per cent at 31 December 2001, compared with 50.6 per cent at 31 December 2000, resulting from the combined effect of the growth in advances to customers and the fall in customer deposits.

CAPITAL AND LIQUIDITY MANAGEMENT

Capital Resources Management

ANALYSIS OF CAPITAL BASE AND RISK-WEIGHTED ASSETS (HK$M)	2001	2000
Capital base		
Tier 1 capital		
Share capital	**9,559**	9,559
Retained profits	**19,342**	18,455
Capital redemption reserve	**99**	99
Total	**29,000**	28,113
Tier 2 capital		
Premises and investment properties revaluation reserves	**5,708**	5,860
Long-term equity investment revaluation reserve	**1,418**	2,043
General loan provisions	**1,437**	1,437
Total	**8,563**	9,340
Unconsolidated investments and other deductions	**(1,331)**	(1,346)
Total capital base after deductions	**36,232**	36,107
Risk-weighted assets		
On-balance sheet	**221,565**	220,037
Off-balance sheet	**14,726**	13,982
Total risk-weighted assets	**236,291**	234,019
Total risk-weighted assets adjusted for market risk	**236,588**	235,453
Capital adequacy ratios		
After adjusting for market risk		
Tier 1*	**12.3%**	11.9%
Total*	**15.3%**	15.3%
Before adjusting for market risk		
Tier 1	**12.3%**	12.0%
Total	**15.3%**	15.4%

**The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy Manual.*

The total capital ratio at 31 December 2001 was maintained at 15.3 per cent, the same level as the previous year. The capital base recorded a small growth of 0.3 per cent while risk-weighted assets adjusted for market risk rose by 0.5 per cent.

The tier 1 capital ratio rose to 12.3 per cent from the growth in retained profits while the overall capital ratio fell because of the decline in the revaluation reserves.

Liquidity Management

The liquidity ratio is expressed as the percentage ratio of liquefiable assets to qualifying liabilities, in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance. Liquefiable assets mainly comprise cash and short-term funds, marketable securities and advances maturing within one month. Qualifying liabilities are mainly customer deposits and other liabilities maturing within one month. Hang Seng continued to maintain a strong liquidity position, with an average liquidity ratio of 45.6 per cent in 2001 (43.3 per cent in 2000).

Liquidity risk management ensures there is adequate cash flow to meet all obligations in a timely and cost-effective manner. Procedures have been established to monitor and control liquidity on a daily basis adopting a cash flow management approach. Hang Seng always maintains a stock of high quality liquid assets to ensure the availability of sufficient cash flow to meet its financial commitments, including customer deposits on maturity and undrawn facilities, over a specified future period.

As a major source of funding, Hang Seng maintains a diversified and stable customer deposit base, both by maturity and market segment. Hang Seng is active in the local money and capital markets to manage the maturity profile of assets and liabilities and to secure the availability of interbank and wholesale deposits at market rates. To secure longer-term funding and to enhance asset and liability management, Hang Seng increased its certificates of deposit in issue by HK$3.8 billion to HK$18.6 billion at the end of 2001.

RISK MANAGEMENT

Risk management is an integral part and a core element of Hang Seng's business management. The Bank's internal control environment and high standard of corporate governance are described in the Directors' Report on page 78. The following discussion covers the comprehensive risk management policies and procedures to identify, monitor and control the various types of risks to which Hang Seng's business is exposed.

Credit Risk

Credit risk is the risk that a customer or counterparty will be unable or unwilling to meet a commitment that it has entered into with Hang Seng. It arises principally from lending, trade finance, treasury and leasing activities. Hang Seng has standards, policies and procedures in place to control and monitor all such risks.

Credit Risk Management is mandated to provide centralised management of credit risk. Credit Risk Management is headed by the Chief Credit Officer who reports to the Chief Executive and functionally reports to the HSBC Group Credit and Risk. Hang Seng conforms with the HSBC Group standards in establishing its credit policies. The responsibilities of Credit Risk Management are as follows:

- formulation of credit policies which are embodied in the Credit Risk Manual as approved by the Board of Directors;
- establishment and maintenance of the Large Credit Exposure Policy setting controls on exposures to customers and customer groups and on other risk concentrations;
- issue of Lending Guidelines to provide business units with clear guidance on Hang Seng's attitude towards and appetite for lending to different market sectors, industries, and products etc. They are regularly updated and provided to all credit and marketing executives;
- independent review and objective assessment of risk. Credit Risk Management undertakes an independent assessment of all commercial non-bank credit facilities over designated limits originated by business units, prior to the facilities being offered to the customer. Renewals and reviews of commercial non-bank facilities over designated levels are also subject to such independent review and assessment;

- control of exposures to banks and financial institutions. As full authority has been devolved to HSBC Group Credit and Risk to approve Hang Seng's credit and settlement risk limits to counterparties in the financial and government sectors, Hang Seng Credit Risk Management co-ordinates with the dedicated unit within Group Credit and Risk which controls and manages these exposures on a global basis using centralised systems and automated processes;
- control of cross-border exposures. Similar to the control of exposures to banks and financial institutions, Credit Risk Management co-ordinates with the dedicated unit within Group Credit and Risk to control country and cross-border risk using centralized systems, through the imposition of country limits with sub-limits by maturity and type of business. Country limits are determined taking into account economic and political factors together with local business knowledge. Transactions with countries deemed to be higher risk are considered on a case-by-case basis;
- control of exposure to certain industries including shipping and aviation industries, and close monitoring of exposures to other industries or products such as telecoms, commercial and residential real estate. Controls and restrictions on new business or the capping of exposure may be introduced where necessary;
- maintenance of facility grading process. Hang Seng adopts HSBC's grading structure which contains seven grades, the first three of which are applied to differing levels of satisfactory risk. Of the four unsatisfactory grades, grades 6 and 7 are non-performing loans. In the case of banks, the grading structure involves 10 tiers, six of which cover satisfactory risk. It is the responsibility of the final approver to approve the facility grade. Facility grades are subject to frequent review and amendments, where necessary, are required to be undertaken promptly;
- reporting to senior executives on aspects of the loan portfolio. Reports are produced for senior management including the Credit Committee, Executive Committee, Audit Committee, the Board of Directors and Group Credit and Risk covering:
  - risk concentrations and exposures to industry sectors
  - large customer group exposure
  - large non-performing accounts and provisions
  - specific segments of the portfolio such as residential mortgages, commercial real - estate, telecoms, credit cards, as well as ad hoc reviews as necessary
  - country limits and cross-border exposures;
- management and direction of credit-related systems initiatives in the development of standard credit-related systems to ensure cost efficiency;
- provision of advice and guidance to business units on various credit-related issues.

Market Risk

Market risk is the risk that the movements in interest rates, foreign exchange rates or equity and commodity prices will result in profits or losses to Hang Seng. Market risk arises on financial instruments which are valued at current market prices (mark-to-market basis) and those valued at cost plus any accrued interest (accrual basis). Hang Seng's market risk arises from customer-related business and from position taking.

VALUE AT RISK FOR 2001


HK$M
600
500
400
300
200
100
1
2
3
4
5
6
7
8
9
10
11
12
MONTH

VALUE AT RISK FOR 2000


HK$M
250
200
150
100
1
2
3
4
5
6
7
8
9
10
11
12
MONTH

Market risk is managed within risk limits approved by the Board of Directors. Risk limits are set by product and risk type with market liquidity being a principal factor in determining the level of limits set. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, as well as value at risk (VAR) limits at a portfolio level.

Hang Seng adopts the risk management policies and risk measurement techniques developed by the HSBC Group. The daily risk monitoring process measures actual risk exposures against approved limits and triggers specific action to ensure the overall market risk is managed within an acceptable level.

VAR is a technique which estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence. The model used by Hang Seng calculates VAR on a variance/covariance basis, using historical movements in market rates and prices, a 99 per cent confidence level and a 10-day holding period, and generally takes account of correlations between different markets and rates. The movement in market prices is calculated by reference to market data for the last two years. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types.

Hang Seng has obtained approval from the Hong Kong Monetary Authority (HKMA) for the use of its VAR model to calculate market risk for capital adequacy reporting. The HKMA is also satisfied with Hang Seng's market risk management process.

The VAR for all interest rate risk and foreign exchange risk positions at 31 December 2001 was HK$352 million compared with HK$213 million at 31 December 2000. The average VAR for 2001 was HK$248 million, with a maximum of HK$562 million and a minimum of HK$119 million for the year. On an individual portfolio basis, the values at risk at 31 December 2001 relating to the trading portfolio and accrual portfolio were HK$5 million (HK$7 million at 31 December 2000) and HK$353 million (HK$212 million at 31 December 2000) respectively.

The average daily revenue earned from market risk-related treasury activities in 2001, including accrual book net interest income and funding related to dealing positions, was HK$7 million (HK$5 million for 2000). The standard deviation of these daily revenues was HK$3 million (HK$3 million for 2000). No loss was recorded out of 244 trading days in 2001. The most frequent result was a daily revenue of between HK$4 million and HK$8 million, with 203 occurrences. The highest daily revenue was HK$22 million.

DAILY DISTRIBUTION OF MARKET RISK REVENUES FOR 2001


NUMBER OF DAYS
120
100
80
60
40
20
0
2
6
105
98
12
7
2
4
1
5
0
2
REVENUE (HK$M)

DAILY DISTRIBUTION OF MARKET RISK REVENUES FOR 2000


NUMBER OF DAYS
100
80
60
40
20
0
1
1
3
9
79
96
26
18
7
1
2
1
1
1
1
REVENUE (HK$M)

FOREIGN EXCHANGE EXPOSURE

Hang Seng's foreign exchange exposures mainly comprise foreign exchange dealing by Treasury and currency exposures originated by its banking business. The latter are transferred to Treasury where they are centrally managed within foreign exchange position limits approved by the Board of Directors.

The VAR relating to foreign exchange positions was HK$4 million at 31 December 2001 (HK$6 million at 31 December 2000) and the average amount for 2001 was HK$5 million, with a maximum of HK$8 million and a minimum of HK$3 million in the year. The average one-day foreign exchange profit for 2001 was HK$1 million (HK$1 million for 2000).

Foreign currency exposures at 31 December 2001, including those arising from dealing, non-dealing and structural positions, and with an individual currency constituting 10 per cent or more of the total net position in all foreign currencies being shown separately, are as follows:

TOTAL FOREIGN CURRENCY POSITIONS (HK$M)	2001 USD	Other foreign currencies	Total foreign currencies
Spot assets	237,778	91,998	329,776
Spot liabilities	(206,264)	(93,763)	(300,027)
Forward purchases	39,001	9,638	48,639
Forward sales	(61,725)	(7,742)	(69,467)
Net options positions	4	(4)	–
Net long non-structural position	8,794	127	8,921
Net structural position	508	51	559

INTEREST RATE EXPOSURE

Interest rate risk arises in both the treasury dealing portfolio and accruals books, which are managed by Treasury under limits approved by the Board of Directors. The VAR relating to interest rate exposures was HK$352 million at 31 December 2001 (HK$213 million at 31 December 2000) and the average amount for 2001 was HK$248 million, with a maximum of HK$562 million and a minimum of HK$119 million for the year. The average daily revenue earned from treasury-related interest rate activities for 2001 was HK$5 million (HK$4 million for 2000).

Structural interest rate risk arises primarily from the deployment of non-interest bearing liabilities, such as shareholders' funds and some current accounts, as well as fixed rate loans and liabilities other than those generated by the treasury business. Structural interest rate risk is monitored by Hang Seng's Asset and Liability Management Committee.

Interest rate sensitivity analysis is useful in managing the interest rate risk of the accrual portfolio. The table on page 69 discloses the mismatching of the dates on which interest receivable on assets and payable on liabilities are next reset to market rate on a contractual basis, or, if earlier, the dates on which the instruments mature. Actual reset dates may differ from contractual dates owing to prepayments and the exercise of options. In addition, contractual terms may not be representative of the behaviour of assets and liabilities. For these reasons, Hang Seng takes into account behavioural characteristics in the management of its interest rate risk, rather than on the contractual basis set out in the table on page 69.

A positive interest rate sensitivity gap exists where more assets than liabilities re-price in a given period. Although a positive gap position tends to benefit net interest income in a rising interest rate environment, the actual effect will depend on a number of factors, including the extent to which repayments are made earlier or later than the contracted date and variations in interest rates within re-pricing periods and among currencies. Similarly, a negative interest rate sensitivity gap exists where more liabilities than assets re-price during a given period. In this case, a negative gap position tends to benefit net interest income in a declining interest rate environment, but again the actual effect will depend on the same factors as for positive interest rate gaps.

INTEREST RATE SENSITIVITY ANALYSIS (HK$M)	2001					
	Up to 3 months	More than 3 months and up to 6 months	More than 6 months and up to 12 months	More than 12 Months	Non-interest earning/ bearing	Total
Assets						
Cash and short-term funds	105,277	2,282	410	–	3,130	111,099
Placings with banks maturing after one month	29,834	8,845	4,987	–	–	43,666
Certificates of deposit	16,698	956	593	4,956	–	23,203
Investment securities	24,533	4,547	3,216	9,447	3,686	45,429
Advances to customers	202,045	8,672	5,537	5,753	429	222,436
Other assets *	5,192	846	969	977	20,970	28,954
Total assets	383,579	26,148	15,712	21,133	28,215	474,787
Liabilities						
Current, savings and other deposit accounts	381,273	8,334	8,074	3,411	13,236	414,328
Deposits from banks	2,437	18	–	–	167	2,622
Other liabilities *	2,988	120	1,991	453	7,214	12,766
Shareholders' funds	–	–	–	–	45,071	45,071
Total liabilities	386,698	8,472	10,065	3,864	65;688	474,787
Off-balance sheet items	(2,776)	787	(485)	2,474	–	–
Net gap position	(5,895)	18,463	5,162	19,743	(37,473)	–
Cumulative gap position	(5,895)	12,568	17,730	37,473	–	–

**Amounts due from / to immediate holding company and fellow subsidiary companies are included under other assets and other liabilities.*

EQUITIES EXPOSURE

Hang Seng's equities exposure in 2001 is mainly in long-term equity investments which are set out in note 18 of the financial statements.

DERIVATIVES

POSITIONS OF DERIVATIVE CONTRACTS OUTSTANDING (HK$M)	2001			
	Contract amount		Mark-to-market values	
	Dealing	Non-dealing	Positive	Negative
Foreign exchange contracts				
Spot and forward	98,143	–	294	149
Currency swaps	1,900	337	5	4
Currency options	5,680	–	11	10
Interest rate contracts				
Interest rate swaps	30,505	13,941	859	612
Futures and forward rate agreements	–	–	–	–
Interest rate options written	–	6,842	–	13
Analysis of mark-to-market values				
Dealing contracts			690	577
Non-dealing contracts			479	211

Derivatives are financial contracts whose value and characteristics are derived from underlying assets, exchange and interest rates, and indices. They mainly include futures, forwards, swaps and options in foreign exchange, interest rate, equity and equity indices and commodities. Derivative positions arise from transactions with customers as well as Hang Seng's own dealing and asset and liability management activities. These positions are managed carefully to ensure that they are within acceptable risk levels.

Derivative instruments are subject to both market risk and credit risk. Market risk from derivative positions is controlled individually and in combination with on-balance sheet market risk positions within Hang Seng's market risk limits regime as described on page 65. The credit risk relating to a derivative contract is principally the replacement cost of the contract when it has a positive mark-to-market value and the estimated potential future change in value over the residual maturity of the contract. The nominal value of the contracts does not represent the amount of Hang Seng's exposure to credit risk. All activities relating to derivatives are subject to the same credit approval and monitoring procedures used for other credit transactions.

The table on page 69 provides an analysis of derivatives by product at 31 December 2001, showing those contracts undertaken for dealing and non-dealing purposes. Hang Seng's derivative positions are mainly in foreign exchange and interest rate contracts, and option positions are relatively small. Mark-to-market values of derivatives designated for dealing purpose are included in "Other assets" for positive amounts and "Other liabilities" for negative amounts.

Operational Risk Management

Operational risk is the risk of economic loss arising through fraud, unauthorised activities, error, omission, inefficiency, systems failure or from external events. The risk of losses caused by human error and fraud is mitigated under a well-established internal control environment in which processes are documented, authorisation is independent and where transactions are reconciled and monitored. Details are described in the Report of Directors on page 78. Adequate insurance cover is taken to minimise losses in business operation and on holding of fixed assets. To reduce the impact of and interruptions to business activities caused by system failure or natural disaster, back-up systems and contingency business resumption plans are in place for all business and critical back-office functions. Back-up computer systems and business resumption back-up sites are maintained. Detailed contingency recovery procedures are clearly documented, with periodic drills conducted to ensure the procedures are current and correct.

BOARD OF DIRECTORS

Honorary Chairman

The Honourable Lee Quo-Wei GBM, JP

Chairman

D G Eldon JP

Vice-Chairman

Vincent H C Cheng OBE, JP

Directors

John C C Chan GBS, JP
Y T Cheng DPMS, DBA(Hon), LLD(Hon), DSSc(Hon)
Ho Tim Chev Leg d'Hon, JP, DSSc(Hon), DBA(Hon), LLD(Hon)
Jenkin Hui
H C Lee GBS
The Hon Eric K C Li FHKSA, OBE, JP
Vincent H S Lo GBS, JP
Roger K H Luk BSocSc, MBA, FHKIB, MIMgt, JP
W K Mok FCCA, AHKSA, ACIS, ACIB
Raymond C F Or
S C Penney
David W K Sin DSSc(Hon)
Richard Y S Tang MBA, BBS, JP

Secretary

K W Ma FCCA, AHKSA, ACIS, ACIB

SENIOR MANAGEMENT

Vice-Chairman and Chief Executive

Vincent H C Cheng OBE, JP

Managing Director and Deputy Chief Executive

Roger K H Luk BSocSc, MBA, FHKIB, MIMgt, JP

Managing Director and General Manager

W K Mok FCCA, AHKSA, ACIS, ACIB

REGISTERED OFFICE

83 Des Voeux Road Central, Hong Kong
Telephone: (852) 2198 1111
Facsimile: (852) 2868 4047
Telex: 73311 73323 75225 63030
SWIFT: HASE HK HH
Cable: HASEBA
Website: http://www.hangseng.com

REGISTRARS

Central Registration Hong Kong Limited
Rooms 1901-5, Hopewell Centre
19th Floor, 183 Queen's Road East
Wanchai, Hong Kong

DEPOSITARY

The Bank of New York
American Depositary Receipts
620 Avenue of the Americas, 6/F
New York NY 10011
USA
Website: http://www.adrbny.com
(Toll free): 1-888-269-2377



The Honourable
LEE Quo-Wei GBM, JP
HONORARY CHAIRMAN



Mr David ELDON JP
CHAIRMAN

The Honourable LEE Quo-Wei GBM, JP

HONORARY CHAIRMAN

Age 83. Joined the Bank in 1946. Appointed a Director in December 1959 and elected Vice-Chairman in January 1976. Executive Chairman from 1983 until February 1996. Non-executive Chairman from March 1996 to December 1997. Honorary Chairman since 1 January 1998. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1978 to 1984. Consultant to the Board of The Hongkong and Shanghai Banking Corporation Limited from 1984 to 1992 and Adviser to the Board of HSBC Holdings plc from 1991 to 1997. Honorary Chairman of Hang Seng School of Commerce. A Director of Miramar Hotel and Investment Company Limited, New World Development Company Limited, Shaw Brothers (Hong Kong) Limited and Shanghai Industrial Holdings Limited. Life Member of the Council of The Chinese University of Hong Kong. Recipient of the Businessman of the Year award in the Hong Kong Business Awards 1994, sponsored by DHL and the *South China Morning Post*. Awarded the Grand Bauhinia Medal by the Hong Kong Special Administrative Region Government in July 1997.

Mr David Gordon ELDON JP

CHAIRMAN

Age 56. Appointed a Director of the Bank in June 1996 and non-executive Chairman on 1 January 1998. Chairman of The Hongkong and Shanghai Banking Corporation Limited. A Director of HSBC Holdings plc, MTR Corporation Limited and Swire Pacific Limited. Steward of The Hong Kong Jockey Club, a member of the General Committee of the Hong Kong General Chamber of Commerce and a member of the Hong Kong Trade Development Council.

Mr Vincent Hoi Chuen CHENG OBE, JP

VICE-CHAIRMAN AND CHIEF EXECUTIVE

Age 53. Appointed a Director of the Bank in October 1994 and became a Managing Director in April 1995. Appointed Vice-Chairman and Acting Chief Executive in March 1998. Vice-Chairman and Chief Executive since August 1998. Chairman of Hang Seng Life Limited, Hang Seng School of Commerce and the Board of Trustees of the Lord Wilson Heritage Trust. A Director of The Hongkong and Shanghai Banking Corporation Limited, Great Eagle Holdings Limited and Kowloon-Canton Railway Corporation. A member of Beijing Municipal Committee of the Chinese People's Political Consultative Conference. Chairman of the Process Review Panel for the Securities and Futures Commission. Vice President and Chairman of the Hong Kong Institute of Bankers. Vice-Chairman of Business and Professionals Federation of Hong Kong. A Committee Member of The Chinese General Chamber of Commerce. A member of the Advisory Committee of the Hong Kong Special Administrative Region Government Land Fund and the Board of the Community Chest of Hong Kong. Visiting professor of Zhejiang University of China and Shenzhen University of China since September 2000 and April 2001 respectively. Honorary professor of Southwestern University of Finance & Economics of China since October 2000.

* **Mr CHAN Cho Chak John** GBS, JP

Age 58. Managing Director of The Kowloon Motor Bus Company (1933) Limited. A Director of The Kowloon Motor Bus Holdings Limited, Guangdong Investment Limited and Hong Kong Exchanges and Clearing Limited. A Director and Chairman of RoadShow Holdings Limited. Former member of the Hong Kong Civil Service from 1964 to 1978 and from 1980 to 1993. Key posts held in Government included Private Secretary to the Governor, Deputy Secretary (General Duties), Director of Information Services, Deputy Chief Secretary, Secretary for Trade and Industry and Secretary for Education and Manpower. Steward of The Hong Kong Jockey Club. Chairman of the Board of Trustees of the Sir Edward Youde Memorial Fund. A Council Member of the University of Hong Kong. A Director of the Community Chest. Awarded the Gold Bauhinia Star by the Hong Kong Special Administrative Region Government in July 1999. Appointed a Director of the Bank in August 1995.

* **Dr CHENG Yu Tung** DPMS, DBA(Hon), LLD(Hon), DSSc(Hon)

Age 76. Chairman of New World Development Company Limited. Managing Director of Chow Tai Fook Jewellery Company Limited and a Director of Shun Tak Holdings Limited. Appointed a Director of the Bank in March 1985.

Dr HO Tim Chev Leg d'Hon, JP, DSSc(Hon), DBA (Hon), LLD(Hon)

Age 93. Joined the Bank in 1933. Appointed a Director and General Manager in December 1952. A Vice-Chairman from 1967 to 1979. A Director of Miramar Hotel and Investment Company Limited, New World Development Company Limited and King Fook Holdings Limited. Permanent Member of the Board of Trustees of United College of The Chinese University of Hong Kong. A Council Member of The Chinese University of Hong Kong. A Board Member of Hang Seng School of Commerce. A Committee Member of Tang Shiu Kin and Ho Tim Charitable Fund. Permanent President of Ho's Clansmen Association Limited. Honorary President of Pun U District Association of Hong Kong and Honorary Permanent President of The Chinese Gold & Silver Exchange Society.

*** Mr Jenkin HUI**

Age 58. Director and Chief Executive of Pointpiper Investment Limited. A Director of Central Development Limited, Jardine Strategic Holdings Limited and Hongkong Land Holdings Limited. Appointed a Director of the Bank in August 1994.

*** Dr LEE Hon Chiu** GBS

Age 73. A Director of Cathay Pacific Airways Limited, China Unicom Limited and The Hong Kong and China Gas Company Limited. Chairman of the Council of The Chinese University of Hong Kong. Awarded the Gold Bauhinia Star by the Hong Kong Special Administrative Region Government in July 2000. Appointed a Director of the Bank in October 1986.

*** Dr the Hon LI Ka Cheung Eric** FHKSA, OBE, JP

Age 48. Senior partner of Li, Tang, Chen & Co., Certified Public Accountants. Member of the Legislative Council of the Hong Kong Special Administrative Region ("LegCo"). Chairman of LegCo's Public Accounts Committee. Director of The Kowloon Motor Bus Holdings Limited, SmarTone Telecommunications Holdings Limited, Wong's International (Holdings) Limited, CATIC International Holdings Limited, SIIC Medical Science and Technology (Group) Limited and Business and Professionals Federation of Hong Kong. Recipient of the first "Accountant of the Year Award" in 1993. Elected President of Hong Kong Society of Accountants in 1994. Member of Hong Kong Monetary Authority's Deposit-taking Companies Advisory Committee and Inland Revenue Department's User's Committee. Appointed a Director of the Bank in February 2000.

Dr LO Hong Sui Vincent GBS, JP

Age 53. Chairman and Chief Executive of Shui On Group. Director of Great Eagle Holdings Limited and a non-executive Director of New World China Land Limited. Member of The Ninth National Committee of Chinese People's Political Consultative Conference. President of the Business and Professionals Federation of Hong Kong. President of Shanghai-Hong Kong Council for the Promotion and Development of Yangtze. Adviser to Chinese Society of Macroeconomics. Member of Hong Kong/United States Economic Co-operation Committee. Council member of the China Overseas Friendship Association. Chairman of the Council of the Hong Kong University of Science and Technology. Awarded the Gold Bauhinia Star by the Hong Kong Special Administrative Region Government in July 1998. Recipient of the Businessman of the Year award in the Hong Kong Business Awards 2001, sponsored by DHL and the *South China Morning Post*. Appointed a Director of the Bank in February 1999.

Mr LUK Koon Hoo Roger BSocSc, MBA, FHKIB, MIMgt, JP

Age 50. Joined the Bank in 1975. Appointed Director and Deputy Chief Executive in October 1994. Managing Director and Deputy Chief Executive since April 1996. A Director of Business and Professionals Federation of Hong Kong, AXA General Insurance Hong Kong Limited and Union Insurance Society of Canton, Limited. A member of the Broadcasting Authority and the Advisory Committee on New Broad-base taxes. A Council Member and Treasurer of The Chinese University of Hong Kong. A Board Member of Hang Seng School of Commerce. A Council member of Hong Kong Baptist University from 1992 to 1998. A part-time member of the Central Policy Unit of the Hong Kong Government between 1989 and 1990. A member of the Legislative Council from 1992 to 1995.

Mr MOK Wai Kin FCCA, AHKSA, ACIS, ACIB

Age 53. Joined the Bank in 1966. Served in various positions including retail banking, trade finance and internal audit. Head of Audit Division from

1988 to July 1994. Appointed Head of Retail Banking Division since August 1994. Appointed Senior Assistant General Manager in January 1995, Deputy General Manager in July 1995 and General Manager in January 1996. Appointed a Director and General Manager of the Bank in August 1999. Appointed a Managing Director and General Manager of the Bank since April 2000. Responsible for retail banking, private banking, investment services and insurance business of the Bank. Member of Hong Kong Monetary Authority's Deposit-taking Companies Advisory Committee. Vice-Chairman of the Board of Li Po Chun World College (Hong Kong), Limited and a Board Member of Hang Seng School of Commerce.

Mr OR Ching Fai Raymond

Age 52. General Manager of The Hongkong and Shanghai Banking Corporation Limited since February 2000. Chairman of HSBC Insurance (Asia-Pacific) Holdings Limited. A Director of Cathay Pacific Airways Limited, Esprit Holdings Limited, Hong Kong Interbank Clearing Limited and Hutchison Whampoa Limited. Chairman of The Hong Kong Association of Banks and a Council Member of The Hong Kong Trade Development Council in 2000. Appointed a Director of the Bank in February 2000.

Mr Simon Christopher PENNEY

Age 53. Chief Financial Officer of The Hongkong and Shanghai Banking Corporation Limited since 1995. Appointed a Director of the Bank in January 1999.

*** Dr SIN Wai Kin David** DSSc(Hon)

Age 72. Chairman of Myer Jewelry Manufacturer Limited. Vice-Chairman of Miramar Hotel and Investment Company Limited. Executive Director of New World Development Company Limited. A Director of King Fook Holdings Limited. Appointed a Director of the Bank in November 1991.

*** Mr Richard Yat Sun TANG** MBA, BBS, JP

Age 49. Chairman and Managing Director of Richcom Company Limited. A Vice Chairman of King Fook Holdings Limited. A Director of Miramar Hotel and Investment Company Limited and Hong Kong Commercial Broadcasting Company Limited. Chairman of the Correctional Services Children's Education Trust Committee of the Correctional Services Department, a member of the Executive Committee of the Board of Management of the Chinese Permanent Cemeteries, an Adjudicator of the Registration of Persons Tribunal, a member of the Hong Kong Special Administrative Region Passports Appeal Board, an Adjudicator of the Immigration Tribunal of the Immigration Department, a member of the Barristers Disciplinary Tribunal Panel and a member of Customs & Excise Service Children's Education Trust Fund Investment Advisory Board. Awarded "Justice of the Peace" in 1997. Awarded the Bronze Bauhinia Star by the Hong Kong Special Administrative Region Government in July 2000. Appointed a Director of the Bank in August 1995.

* *Independent non-executive Directors*

Mr D G Eldon is a Director of HSBC Holdings plc and The Hongkong and Shanghai Banking Corporation Limited. Mr Vincent H C Cheng is a Director of The Hongkong and Shanghai Banking Corporation Limited. Mr Raymond C F Or is the General Manager of The Hongkong and Shanghai Banking Corporation Limited. Mr S C Penney is a Director of HSBC Asia Holdings BV and the Chief Financial Officer of The Hongkong and Shanghai Banking Corporation Limited. Each of HSBC Holdings plc, HSBC Asia Holdings BV and The Hongkong and Shanghai Banking Corporation Limited has an interest in the share capital of the Bank as disclosed under the provisions of Part II of the Securities (Disclosure of Interests) Ordinance.



Mr Vincent H C CHENG OBE, JP
VICE-CHAIRMAN AND CHIEF EXECUTIVE

Mr Vincent Hoi Chuen CHENG OBE, JP

VICE-CHAIRMAN AND CHIEF EXECUTIVE

Age 53. Appointed a Director of the Bank in October 1994 and became a Managing Director in April 1995. Appointed Vice-Chairman and Acting Chief Executive in March 1998. Vice-Chairman and Chief Executive since August 1998. Chairman of Hang Seng Life Limited, Hang Seng School of Commerce and the Board of Trustees of the Lord Wilson Heritage Trust. A Director of The Hongkong and Shanghai Banking Corporation Limited, Great Eagle Holdings Limited and Kowloon-Canton Railway Corporation. A member of Beijing Municipal Committee of the Chinese People's Political Consultative Conference. Chairman of the Process Review Panel for the Securities and Futures Commission. Vice President and Chairman of the Hong Kong Institute of Bankers. Vice-Chairman of Business and Professionals Federation of Hong Kong. A Committee Member of The Chinese General Chamber of Commerce. A member of the Advisory Committee of the Hong Kong Special Administrative Region Government Land Fund and the Board of the Community Chest of Hong Kong. Visiting professor of Zhejiang University of China and Shenzhen University of China since September 2000 and April 2001 respectively. Honorary professor of Southwestern University of Finance & Economics of China since October 2000.

Mr LUK Koon Hoo Roger BSocSc, MBA, FHKIB, MIMgt, JP

MANAGING DIRECTOR AND DEPUTY CHIEF EXECUTIVE

(Biographical details are set out on page 74)

Mr MOK Wai Kin FCCA, AHKSA, ACIS, ACIB

MANAGING DIRECTOR AND GENERAL MANAGER

(Biographical details are set out on pages 74 and 75)

The Directors have pleasure in presenting their report together with the audited accounts for the year ended 31 December 2001.

PRINCIPAL ACTIVITIES

The Bank and its subsidiary and associated companies are engaged in the provision of banking and related financial services.

PROFITS

The consolidated profit of the Bank and its subsidiary and associated companies for the year is set out on page 85 together with particulars of dividends which have been paid or declared.

MAJOR CUSTOMERS

The Directors believe that the five largest customers of the Bank accounted for less than 30% of the total of interest income and other operating income of the Bank in the year.

SUBSIDIARIES

Particulars of the Bank's principal subsidiaries at 31 December 2001 are set out on page 123.

SHARE CAPITAL

No change in either the authorised or issued share capital took place during the year.

DONATIONS

Charitable donations made by the Bank and its subsidiaries during the year amounted to HK$10 million.

DIRECTORS

The Board of Directors is committed to the Bank's objectives of consistently increasing shareholder value and providing superior services.

The Board, which meets regularly, sets strategies and monitors the executive management. It has delegated authorities to the Executive and Audit Committees, details of which are given below.

The Directors of the Bank who were in office at the end of the year were The Honourable Lee Quo-Wei, Mr D G Eldon, Mr Vincent H C Cheng, Mr John C C Chan, Dr Y T Cheng, Dr Ho Tim, Mr Jenkin Hui, Dr H C Lee, Dr the Hon Eric K C Li, Dr Vincent H S Lo, Mr Roger K H Luk, Mr W K Mok, Mr Raymond C F Or, Mr S C Penney, Dr David W K Sin and Mr Richard Y S Tang.

Mr David T C Ho retired from the Board with effect from 19 April 2001.

The Directors retiring by rotation in accordance with the Bank's Articles of Association are Mr John C C Chan, Dr Ho Tim and Dr Vincent H S Lo, who, *being eligible, offer themselves for re-election.*

Dr H C Lee has given notice that he intends to resign from the Board at the conclusion of the Annual General Meeting to be held on 23 April 2002.

No Director proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Bank which is not determinable by the Bank within one year without payment of compensation (other than statutory compensation).

No contract of significance, to which the Bank or any of its holding companies or any of its subsidiaries or fellow subsidiaries was a party and in which a Director of the Bank had a material interest, subsisted at the end of the year or at any time during the year.

BOARD COMMITTEES

The Executive Committee and the Audit Committee were established in 1992.

Executive Committee

The Executive Committee meets regularly to review the management and performance of the

Bank and operates as a general management committee under the direct authority of the Board. The members of the Executive Committee include Mr Vincent H C Cheng (Chairman), Mr Raymond C F Or, Mr Roger K H Luk and Mr W K Mok (Directors).

Audit Committee

The Audit Committee meets regularly with the senior financial, internal audit and compliance management and the external auditors to review and discuss financial performance, consider the nature and scope of audit reviews and the effectiveness of the systems of internal control and compliance. The Audit Committee will also discuss matters raised by the external auditors and ensure that all audit recommendations are implemented. The members of the Audit Committee are Dr the Hon Eric K C Li (Chairman), Mr Richard Y S Tang and Mr S C Penney, all of whom are non-executive Directors of the Bank.

CORPORATE GOVERNANCE

The Bank is committed to high standards of corporate governance and has followed the module on "Corporate Governance of Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority in September 2001.

Code of Best Practice

The Bank has complied throughout the year with the Code of Best Practice adopted by the Bank, which includes all the guidelines set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules").

Internal Control

The Directors are responsible for internal control in the Bank and its subsidiaries and for reviewing its effectiveness.

The internal control framework of the Bank comprises a well-established organisation structure and comprehensive control policies and standards. Areas of responsibilities of each business and operational unit are clearly defined to ensure effective checks and balances. Internal control procedures have been established based on the risk inherent in the individual businesses and operational units.

Internal Audit plays an important role in the Bank's internal control framework. It monitors the effectiveness of internal control procedures and compliance with policies and standards across all business and operational units. It also advises management on operational efficiency and other management issues. The work of the internal audit function is focused on areas of greatest risk to the Bank as determined by a risk management approach. The head of this function reports to the Chairman and the Audit Committee.

The Audit Committee has kept under review the effectiveness of this system of internal control and has reported regularly to the Board of Directors.

REMUNERATION

The Board of Directors strives to ensure that total remuneration is fair and attractive to potential employees, whilst motivating and retaining existing high-calibre staff. The remuneration packages are structured to take due account of levels and composition of pay and the market positioning locally and in the territories outside Hong Kong in which the Bank operates.

Salaries are reviewed annually in the context of individual and business performance, market practice, internal relativities and competitive market pressures. In appropriate circumstances, performance-related payments and awards under the relevant HSBC Group share plans are provided as incentives to staff.

The total number of staff of the Bank stood at 7,488 as of 31 December 2001, a slight increase over 2000. However, the total staff costs (excluding retirement benefit costs) remained stable.

DIRECTORS' INTERESTS

At the end of the financial year, the interests of the Directors in securities of the Bank and its associated corporations disclosed in accordance with the Listing Rules were as set out below.

	PERSONAL INTERESTS	FAMILY INTERESTS	CORPORATE INTERESTS	OTHER INTERESTS	TOTAL INTERESTS
Number of Ordinary Shares of HK$5 each in the Bank					
The Honourable Lee Quo-Wei	1,091,516	1,094,783	350,990[1]	158,152[2]	2,695,441
Mr D G Eldon	300	–	–	–	300
Mr John C C Chan	–	–	–	1,000[3]	1,000
Dr Ho Tim	3,480,252	–	–	–	3,480,252
Mr Roger K H Luk	1,983	–	–	–	1,983
Mr W K Mok	1,625	–	–	–	1,625
Number of Ordinary Shares of US$0.50 each in HSBC Holdings plc					
The Honourable Lee Quo-Wei	1,662,015	1,244,556	72,167[1]	1,654,878[2]	4,633,616
Mr D G Eldon	–	13,419	–	–	13,419
Mr Vincent H C Cheng	24,046	48,389	–	–	72,435
Mr John C C Chan	14,283	–	–	3,000[3]	17,283
Dr Ho Tim	102,687	–	–	–	102,687
Mr Jenkin Hui	8,813	24,342	976,424[4]	–	1,009,579
Dr the Hon Eric K C Li	–	18,132	79,622[5]	–	97,754
Mr Roger K H Luk	48,088	–	–	–	48,088
Mr Raymond C F Or	58,178	29,643	–	–	87,821
Mr S C Penney	10,719	–	–	–	10,719

Notes:

(1) The Honourable and Mrs Lee Quo-Wei together were entitled to control no less than one-third of the voting power at general meetings of a private company which beneficially held all of those shares referred to above as his corporate interests.

(2) 1,593,122 shares in HSBC Holdings plc were held by a charitable foundation which is exempt from tax under section 88 of the Inland Revenue Ordinance and of which The Honourable and Mrs Lee Quo-Wei were members of the Board of Trustees. 158,152 shares in the Bank and 61,756 shares in HSBC Holdings plc were held by two trusts of which Mrs Lee was one of the two trustees. Neither The Honourable Lee Quo-Wei nor Mrs Lee was a beneficiary of the shareholdings mentioned in this note.

(3) 1,000 shares in the Bank and 3,000 shares in HSBC Holdings plc were held by a trust of which Mr and Mrs John C C Chan were beneficiaries.

(4) Mr Jenkin Hui was entitled to control no less than one-third of the voting power at general meetings of a private company which beneficially held all of those shares referred to above as his corporate interests.

(5) Dr the Hon Eric K C Li was entitled to control no less than one-third of the voting power at general meetings of a private company which beneficially held all of those shares referred to above as his corporate interests.

At the end of the financial year, The Honourable Lee Quo-Wei had a family interest in HK$2,500,000 Subordinated Collared Floating Rate Notes 2003 issued by The Hongkong and Shanghai Banking Corporation Limited.

At the end of the financial year, the undermentioned Directors held options to acquire the number of ordinary shares of US$0.50 each in HSBC Holdings plc set against their respective names. These options were granted for nil consideration by HSBC Holdings plc.

	OPTIONS HELD AT 31 DECEMBER 2001	OPTIONS EXERCISED DURING THE YEAR	EXERCISE PRICE PER SHARE IN PENCE	DATE GRANTED	EXERCISABLE FROM	EXERCISABLE UNTIL
Mr D G Eldon	36,000	–	217.27	7 Mar 1995	7 Mar 1998	7 Mar 2005
	40,500	–	333.34	1 Apr 1996	1 Apr 1999	1 Apr 2006
Mr Vincent H C Cheng	1,875	–	539.80	1 Apr 1999	1 Aug 2004	31 Jan 2005
	1,119	–	602.99	10 Apr 2000	1 Aug 2005	31 Jan 2006
Mr Roger K H Luk	1,248	–	539.80	1 Apr 1999	1 Aug 2004	31 Jan 2005
	1,679	–	602.99	10 Apr 2000	1 Aug 2005	31 Jan 2006
Mr W K Mok	3,126	–	539.80	1 Apr 1999	1 Aug 2004	31 Jan 2005
Mr Raymond C F Or	–	21,000(1)	333.34	1 Apr 1996	1 Apr 1999	1 Apr 2006
	–	21,000(1)	501.60	24 Mar 1997	24 Mar 2000	24 Mar 2007
	21,000	–	627.67	16 Mar 1998	16 Mar 2001	16 Mar 2008
	1,875	–	539.80	1 Apr 1999	1 Aug 2004	31 Jan 2005
	1,119	–	602.99	10 Apr 2000	1 Aug 2005	31 Jan 2006
Mr S C Penney	18,000	–	217.27	7 Mar 1995	7 Mar 1998	7 Mar 2005
	21,000	–	333.34	1 Apr 1996	1 Apr 1999	1 Apr 2006
	22,500	–	501.60	24 Mar 1997	24 Mar 2000	24 Mar 2007
	20,250	–	627.67	16 Mar 1998	16 Mar 2001	16 Mar 2008
	1,875	–	539.80	1 Apr 1999	1 Aug 2004	31 Jan 2005
	1,119	–	602.99	10 Apr 2000	1 Aug 2005	31 Jan 2006

Notes:
(1) At the date of exercise, 14 March 2001, the market value per share was 822p.

At the end of the financial year, there were conditional awards of shares under the HSBC Holdings plc Restricted Share Plan made in favour of the undermentioned Directors for the number of ordinary shares of US$0.50 each in HSBC Holdings plc set against their respective names:

Mr D G Eldon	149,601
Mr Vincent H C Cheng	75,879
Mr Roger K H Luk	34,311
Mr W K Mok	31,132
Mr Raymond C F Or	46,274
Mr S C Penney	32,635

During the year, Mr D G Eldon and Mr Vincent H C Cheng acquired ordinary shares of US$0.50 each in HSBC Holdings plc following release of conditional awards of shares under the HSBC Holdings plc Restricted Share Plan granted in 1997.

Save as disclosed in the preceding paragraphs, at no time during the year was the Bank or any of its holding companies or its subsidiaries or fellow subsidiaries a party to any arrangement to enable the Directors of the Bank to acquire benefits by means of the acquisition of shares in or debentures of the Bank or any other body corporate.

No right to subscribe for equity or debt securities of the Bank has been granted by the Bank to, nor have any such rights been exercised by, any person during the year ended 31 December 2001.

DIRECTORS' INTERESTS IN COMPETING BUSINESSES

Pursuant to Rule 8.10 of the Listing Rules, at the end of the year, the following Directors had declared interests in the following entities which compete or are likely to compete, either directly or indirectly, with the businesses of the Bank:

The Honourable Lee Quo-Wei is a Director of New World Finance Co. Ltd., which conducts money lending business.

Mr D G Eldon is a Director of HSBC Holdings plc, the ultimate holding company of the Bank, and certain of its subsidiaries, including The Hongkong and Shanghai Banking Corporation Limited, the immediate holding company of the Bank.

Mr Vincent H C Cheng is a Director of The Hongkong and Shanghai Banking Corporation Limited and HSBC Insurance (Asia-Pacific) Holdings Limited, a subsidiary of The Hongkong and Shanghai Banking Corporation Limited.

Mr Roger K H Luk is a Director of AXA General Insurance Hong Kong Limited and Union Insurance Society of Canton, Limited, which conduct general and life insurance business.

Mr W K Mok is a Director of HSBC Asset Management Hong Kong Limited and HSBC Investment Funds Hong Kong Limited, subsidiaries of The Hongkong and Shanghai Banking Corporation Limited.

Mr Raymond C F Or is a Director of HSBC Insurance (Asia-Pacific) Holdings Limited, a subsidiary of The Hongkong and Shanghai Banking Corporation Limited.

Mr S C Penney is a Director of HSBC Asia Holdings BV, the immediate holding company of The Hongkong and Shanghai Banking Corporation Limited, and certain of its subsidiaries.

HSBC Holdings plc, through its subsidiaries and associated undertakings, is engaged in providing a comprehensive range of banking, insurance and related financial services.

The entities in which the Directors have declared interests are managed by separate Boards of Directors and management, which are accountable to their respective shareholders.

The Board of the Bank includes seven independent non-executive Directors whose views carry significant weight in the Board's decisions. The Audit Committee of the Bank, which consists of three non-executive Directors, meets regularly to assist the Board of Directors in reviewing the financial performance, internal control and compliance systems of the Bank and its subsidiaries. The Bank is, therefore, capable of carrying on its businesses independently of, and at arm's length from, the businesses in which Directors have declared interests.

INDEPENDENT NON-EXECUTIVE DIRECTORS' FEES

Each of the independent non-executive Directors of the Bank received a Director's fee of HK$80,000 for the year ended 31 December 2001.

SUBSTANTIAL INTERESTS IN SHARE CAPITAL

The register maintained by the Bank pursuant to the Securities (Disclosure of Interests) Ordinance recorded that, as at 31 December 2001, the following corporations had interests (as defined in that Ordinance) in the Bank set opposite their respective names:

NAME OF CORPORATION	NUMBER OF ORDINARY SHARES OF HK$5 EACH IN THE BANK (PERCENTAGE OF TOTAL)
The Hongkong and Shanghai Banking Corporation Limited	1,199,816,037 (62.76%)
HSBC Asia Holdings BV	1,199,816,037 (62.76%)
HSBC Asia Holdings (UK)	1,199,816,037 (62.76%)
HSBC Holdings BV	1,226,510,848 (64.15%)
HSBC Finance (Netherlands)	1,226,510,848 (64.15%)
HSBC Holdings plc	1,227,020,925 (64.18%)

The Hongkong and Shanghai Banking Corporation Limited is a wholly-owned subsidiary of HSBC Asia Holdings BV, which is a wholly-owned subsidiary of HSBC Asia Holdings (UK), which in turn is a wholly-owned subsidiary of HSBC Holdings BV. HSBC Holdings BV is a wholly-owned subsidiary of HSBC Finance (Netherlands), which in turn is wholly-owned by HSBC Holdings plc. Accordingly, The Hongkong and Shanghai Banking Corporation Limited's interests are recorded as the interests of HSBC Asia Holdings BV, HSBC Asia Holdings (UK), HSBC Holdings BV, HSBC Finance (Netherlands) and HSBC Holdings plc.

The Directors regard HSBC Holdings plc to be the beneficial owner of 1,188,057,371 ordinary shares in the Bank (62.14%).

CONNECTED TRANSACTIONS

Finance Lease Arrangements

In the normal course of business, the Bank has participated in certain finance lease arrangements which involved transactions with its parent company.

PURCHASE, SALE OR REDEMPTION OF THE BANK'S LISTED SECURITIES

During the year, there was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of the Bank's listed securities.

SUPERVISORY POLICY MANUAL ON FINANCIAL DISCLOSURE BY LOCALLY INCORPORATED AUTHORISED INSTITUTIONS

The accounts of the Bank for the year ended 31 December 2001 fully comply with the module on "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority in November 2001.

AUDITORS

KPMG retire and, being eligible, offer themselves for re-appointment. A resolution for the re-appointment of KPMG as auditors of the Bank is to be proposed at the forthcoming Annual General Meeting.

On behalf of the Board

David Eldon
Chairman
Hong Kong, 4 March 2002

目錄 CONTENTS

至二零零一年十二月三十一日全年結算 (以港幣百萬元位列示)	FOR THE YEAR ENDED 31 DECEMBER 2001 (EXPRESSED IN MILLIONS OF HONG KONG DOLLARS)	附註 NOTE	2001	2000
利息收入	Interest income	4(a)	24,509	31,913
利息支出	Interest expense	4(b)	(12,849)	(20,222)
淨利息收入	**Net interest income**		**11,660**	11,691
其他營業收入	Other operating income	4(c)	3,947	3,574
營業收入	**Operating income**		**15,607**	15,265
營業支出	Operating expenses	4(d)	(4,104)	(3,725)
扣除準備金前之營業溢利	**Operating profit before provisions**		**11,503**	11,540
呆壞賬準備	Provisions for bad and doubtful debts	4(e)	(424)	(196)
營業溢利	**Operating profit**	29(a)	**11,079**	11,344
有形固定資產及長期投資之溢利	Profit on tangible fixed assets and long-term investments	5	393	248
重估物業淨(減值)/增值	Net (deficit)/surplus on property revaluation	21(a)&(d)	(14)	28
應佔聯營公司之溢利	Share of profits of associated companies		56	55
除稅前一般業務溢利	**Profit on ordinary activities before tax**		**11,514**	11,675
一般業務溢利之稅項	Tax on profit on ordinary activities	6(a)	(1,400)	(1,661)
本行股東應得之溢利	**Profit attributable to shareholders**	7	**10,114**	10,014
於一月一日之保留溢利	Retained profits at 1 January	28	18,732	17,729
撥往行址重估儲備之折舊	Transfer of depreciation to premises revaluation reserve	28	100	99
售出行址及投資物業而實現之重估增值	Realisation on disposal of premises and investment properties	28	42	69
換算調整	Exchange adjustments	28	(2)	(2)
股息	Dividends	8&28		
◦ 本年度已派股息	◦ dividends paid in respect of the current year		(4,015)	(3,824)
◦ 擬派股息	◦ proposed dividends		(5,353)	(5,353)
於十二月三十一日之保留溢利	**Retained profits at 31 December**	28	**19,618**	18,732
			HK$	HK$
每股盈利	**Earnings per share**	9	**5.29**	5.24
每股股息	**Dividends per share**	8	**4.90**	4.80

第九十頁至第一百五十三頁之附註乃屬賬項之一部份。

The notes on pages 90 to 153 form part of these accounts.

二零零一年十二月三十一日 (以港幣百萬元位列示)	AT 31 DECEMBER 2001 (EXPRESSED IN MILLIONS OF HONG KONG DOLLARS)	附註 NOTE	2001	2000
資產	**ASSETS**			
庫存現金及短期資金	Cash and short-term funds	*10*	**111,099**	129,312
一個月以上之定期存放同業	Placings with banks maturing after one month	*11*	**43,666**	58,405
存款證	Certificates of deposit	*12*	**23,203**	17,232
持作買賣用途之證券	Securities held for dealing purposes	*13*	**2,167**	4,499
客戶貸款	Advances to customers	*14*	**222,436**	217,518
直屬控股公司及同母系附屬公司欠款	Amounts due from immediate holding company and fellow subsidiary companies	*16*	**8,297**	10,383
長期投資	Long-term investments	*18*	**43,262**	39,270
聯營公司投資	Investments in associated companies	*20*	**774**	789
有形固定資產	Tangible fixed assets	*21*	**11,323**	12,049
其他資產	Other assets	*22*	**8,560**	11,327
			474,787	500,784
負債	**LIABILITIES**			
往來、儲蓄及其他存款	Current, savings and other deposit accounts	*24*	**414,328**	429,605
同業存款	Deposits from banks	*25*	**2,622**	3,802
直屬控股公司及同母系附屬公司存款	Amounts due to immediate holding company and fellow subsidiary companies	*16*	**1,051**	1,999
其他負債	Other liabilities	*26*	**11,715**	19,441
			429,716	454,847
資本來源	**CAPITAL RESOURCES**			
股本	Share capital	*27*	**9,559**	9,559
儲備	Reserves	*28*	**30,159**	31,025
擬派股息	Proposed dividends	*8*	**5,353**	5,353
股東資金	Shareholders' funds		**45,071**	45,937
			474,787	500,784

艾爾敦 *董事長* — **David Eldon** *Chairman*

鄭海泉 *副董事長兼行政總裁* — **Vincent H C Cheng** *Vice-Chairman and Chief Executive*

李家祥 *董事* — **Eric K C Li** *Director*

馬廣榮 *秘書* — **K W Ma** *Secretary*

第九十頁至第一百五十三頁之附註乃屬賬項之一部份。

The notes on pages 90 to 153 form part of these accounts.

二零零一年十二月三十一日（以港幣百萬元位列示）	AT 31 DECEMBER 2001 (EXPRESSED IN MILLIONS OF HONG KONG DOLLARS)	附註 NOTE	2001	2000
資產	**ASSETS**			
庫存現金及短期資金	Cash and short-term funds	10	**47,229**	94,025
一個月以上之定期存放同業	Placings with banks maturing after one month	11	**29,465**	43,971
存款證	Certificates of deposit	12	**22,613**	13,522
持作買賣用途之證券	Securities held for dealing purposes	13	**2,167**	4,464
客戶貸款	Advances to customers	14	**146,101**	138,419
直屬控股公司及同母系附屬公司欠款	Amounts due from immediate holding company and fellow subsidiary companies	16	**3,827**	8,629
附屬公司欠款	Amounts due from subsidiary companies	17	**159,245**	126,670
長期投資	Long-term investments	18	**24,990**	27,280
附屬公司投資	Investments in subsidiary companies	19	**1,866**	1,866
聯營公司投資	Investments in associated companies	20	**88**	48
有形固定資產	Tangible fixed assets	21	**8,566**	9,041
其他資產	Other assets	22	**7,468**	9,848
			453,625	477,783
負債	**LIABILITIES**			
往來、儲蓄及其他存款	Current, savings and other deposit accounts	24	**404,034**	418,880
同業存款	Deposits from banks	25	**2,622**	3,789
直屬控股公司及同母系附屬公司存款	Amounts due to immediate holding company and fellow subsidiary companies	16	**1,032**	1,970
附屬公司存款	Amounts due to subsidiary companies		**318**	193
其他負債	Other liabilities	26	**12,230**	19,878
			420,236	444,710
資本來源	**CAPITAL RESOURCES**			
股本	Share capital	27	**9,559**	9,559
儲備	Reserves	28	**18,477**	18,161
擬派股息	Proposed dividends	8	**5,353**	5,353
股東資金	Shareholders' funds		**33,389**	33,073
			453,625	477,783

艾爾敦 *董事長* **David Eldon** *Chairman*

鄭海泉 *副董事長兼行政總裁* **Vincent H C Cheng** *Vice-Chairman and Chief Executive*

李家祥 *董事* **Eric K C Li** *Director*

馬廣榮 *秘書* **K W Ma** *Secretary*

第九十頁至第一百五十三頁之附註乃屬賬項之一部份。

The notes on pages 90 to 153 form part of these accounts.

綜合確認盈虧結算表
CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

至二零零一年十二月三十一日全年結算 (以港幣百萬元位列示)	FOR THE YEAR ENDED 31 DECEMBER 2001 (EXPRESSED IN MILLIONS OF HONG KONG DOLLARS)	附註 NOTE	**2001**	2000
本行股東應得之溢利	Profit attributable to shareholders		**10,114**	10,014
重估行址之未實現(減值)/增值	Unrealised (deficit)/surplus on revaluation of premises	28	**(209)**	511
重估投資物業之未實現(減值)/增值	Unrealised (deficit)/surplus on revaluation of investment properties	28		
◦ 銀行及附屬公司	◦ Bank and subsidiary companies		**(211)**	73
◦ 聯營公司	◦ associated company		**(61)**	98
長期股票投資重估儲備	Long-term equity investment revaluation reserve	28		
◦ 未實現之重估減值	◦ unrealised deficit on revaluation		**(850)**	(259)
◦ 因出售長期股票投資而實現之增值	◦ realisation on disposal		**(279)**	(248)
換算調整	Exchange adjustments	28	**(2)**	(2)
本年度之確認盈虧	Recognised gains and losses for the year		**8,502**	10,187

綜合股東資金變動對賬表
RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' FUNDS

至二零零一年十二月三十一日全年結算 (以港幣百萬元位列示)	FOR THE YEAR ENDED 31 DECEMBER 2001 (EXPRESSED IN MILLIONS OF HONG KONG DOLLARS)	**2001**	2000
於一月一日之股東資金結餘	Shareholders' funds at 1 January		
◦ 根據過往會計政策列示	◦ as previously reported	**40,584**	39,574
◦ 股息會計政策改變之調整	◦ change in accounting policy in respect of dividends	**5,353**	4,780
◦ 根據新會計政策列示	◦ as restated	**45,937**	44,354
本年度之確認盈虧	Recognised gains and losses for the year	**8,502**	10,187
已派股息	Dividends paid	**(9,368)**	(8,604)
於十二月三十一日之股東資金結餘	Shareholders' funds at 31 December	**45,071**	45,937

第九十頁至第一百五十三頁之附註乃屬賬項之一部份。

The notes on pages 90 to 153 form part of these accounts.

至二零零一年十二月三十一日全年結算 (以港幣百萬元位列示)	FOR THE YEAR ENDED 31 DECEMBER 2001 (EXPRESSED IN MILLIONS OF HONG KONG DOLLARS)	附註 NOTE	2001	2000
來自營業活動之現金(流出)/流入淨額	**Net cash (outflow)/inflow from operating activities**	*29(a)*	**(2,446)**	28,763
投資回報及融資利息	**Returns on investments and servicing of finance**			
自聯營公司收取之股息	Dividends received from an associated company		**41**	39
已派股息	Dividends paid		**(9,368)**	(8,604)
自長期投資所得之收入	Income received on long-term investments		**2,351**	1,635
因投資回報及融資利息之現金流出淨額	Net cash outflow from returns on investments and servicing of finance		**(6,976)**	(6,930)
已繳稅款	**Taxation paid**		**(407)**	(758)
投資活動	**Investing activities**			
因注資聯營公司之現金流出淨額	Net cash outflow from investment in an associated company		**(40)**	–
購入長期投資	Purchase of long-term investments		**(43,180)**	(31,247)
出售或贖回長期投資所得	Proceeds from sale or redemption of long-term investments		**38,903**	18,665
購入有形固定資產	Purchase of tangible fixed assets		**(193)**	(136)
出售有形固定資產所得	Proceeds from sale of tangible fixed assets		**104**	115
因投資活動之現金流出淨額	Net cash outflow from investing activities		**(4,406)**	(12,603)
現金及等同現金項目之(減少)/增加	**(Decrease)/increase in cash and cash equivalents**	*29(b)*	**(14,235)**	8,472

第九十頁至第一百五十三頁之附註乃屬賬項之一部份。

The notes on pages 90 to 153 form part of these accounts.

1 編製基礎

(甲)本賬項乃按照香港會計師公會頒佈之會計實務準則及註釋編製，並符合香港公認會計準則及香港公司法例之規定。本賬項已完全遵守香港金融管理局發出之監管政策手冊內有關「本地註冊認可機構披露財務資料」要求，及符合香港聯合交易所有限公司上市條例有關財務披露之規定。

(乙)本綜合賬項包括恒生銀行(簡稱「銀行」)及其附屬與聯營公司(簡稱「集團」)截至十二月三十一日止年度之賬項。綜合賬項包括應佔聯營公司之業績及儲備，乃根據該等公司截止日期不早於十二月三十一日前六個月之賬項編製。集團內公司之間一切重大交易已於綜合計算時予以抵銷。

(丙)本賬項乃採用原值成本慣例編製，惟若干投資證券及行址與投資物業則按照附註3(戊)及(己)之會計政策，修訂為以重估公平價值列示。

(丁)編製本賬項所採用之會計政策與往年貫徹一致，惟因採納香港會計師公會頒佈之會計實務準則第九號(修訂)「資產負債表結算日後事項」，擬派股息之賬項確認處理及列示方式有所變更。

在過往歷年擬派或宣佈派發之股息均在相應之會計年度確認為負債項目。由二零零一年一月一日起，遵照香港會計實務準則第九號，於資產負債表結算日後擬派或宣佈派發之股息則列為股東資金內之獨立項目而不再列為資產負債表內之負債項目。因此，附屬與聯營公司宣佈派發之股息亦在宣報派息之會計年度在銀行之損益賬內確認為收入。

1 Basis of preparation

(a) These accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. In addition, these accounts comply fully with the module on "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

(b) The consolidated accounts comprise the accounts of Hang Seng Bank Limited ("the Bank") and all its subsidiary and associated companies ("the Group") made up to 31 December. The consolidated accounts include the attributable share of the results and reserves of associated companies based on accounts made up to dates not earlier than six months prior to 31 December. All significant intra-group transactions have been eliminated on consolidation.

(c) The accounts have been prepared under the historical cost convention, as modified by the revaluation of certain securities and premises and investment properties as set out in the accounting policies in notes 3(e) and (f) respectively.

(d) The principal accounting policies used in the preparation of these accounts are consistent with those used in the previous year except for the recognition and presentation of proposed dividends which have been amended in accordance with Statement of Standard Accounting Practice 9 (HK SSAP 9) (revised) "Events after the balance sheet date" issued by the Hong Kong Society of Accountants.

In prior years, dividends proposed or declared were recognised as a liability in the accounting period to which they related. With effect from 1 January 2001, in order to comply with HK SSAP 9, dividends proposed or declared after the balance sheet date are included as a separate component of shareholders' funds instead of a liability in the balance sheet. Accordingly, dividends from subsidiary and associated companies are recognised as income in the Bank's profit and loss account in the accounting period in which they are declared.

1 編製基礎 續

由於上述會計政策之變動，綜合資產負債表內於二零零一年十二月三十一日之「股東資金」增加港幣五十三億五千三百萬元（二零零零年：港幣五十三億五千三百萬元），「其他負債」亦相應減少相同之金額。是年度已於銀行賬項內出賬之本行股東應得之溢利（附註7）港幣八十四億五千九百萬元並無變更（二零零零年：減少港幣十五億二千一百萬元）。在銀行資產負債表內，於二零零一年十二月三十一日之「股東資金」增加港幣五十三億五千三百萬元（二零零零年：港幣三十八億三千二百萬元），「其他負債」則減少港幣五十三億五千三百萬元（二零零零年：港幣五十三億五千三百萬元）。於二零零零年十二月三十一日之「附屬公司欠款」減少港幣十五億二千一百萬元。

1 Basis of preparation continued

The effect of the above change in accounting policy on the consolidated balance sheet was an increase in "Shareholders' funds" of HK$5,353 million at 31 December 2001 (2000: HK$5,353 million) and a decrease in "Other liabilities" by the same amount. The amount of the profit attributable to shareholders dealt with in the accounts of the Bank (note 7) for 2001 of HK$8,459 million has remained the same (2000: reduced by HK$1,521 million). In the Bank's balance sheet, the "Shareholders' funds" at 31 December 2001 has increased by HK$5,353 million (2000: HK$3,832 million) and "Other liabilities" has reduced by HK$5,353 million at 31 December 2001 (2000: HK$5,353 million). The "Amount due from subsidiary companies" has reduced by HK$1,521 million at 31 December 2000.

2 業務性質

本集團主要從事銀行業及有關之金融服務。

2 Nature of business

The Group is engaged primarily in the provision of banking and related financial services.

3 主要會計政策

（甲）收入之確認

除貸款已列為呆賬外（附註3（丙）），利息收入均以應計基準在損益賬內確認。

費用及佣金收入均於列為應收項目時計入收益，除非該等收入是用以彌補向客戶持續提供服務之成本或須為客戶承擔風險，或屬利息性質收入。在該等情況下，費用則於有關期間內按適當之基準確認。

3 Principal accounting policies

(a) Income recognition

Interest income is recognised in the profit and loss account as it accrues, except in the case of doubtful debts (note 3(c)).

Fee and commission income is accounted for in the period when receivable, except where the fee is charged to cover the costs of a continuing service to, or risk borne for, the customer, or is interest in nature. In these cases, it is recognised on an appropriate basis over the relevant period.

3 主要會計政策 續

(乙) 商譽

當收購附屬或聯營公司之成本高於或低於本集團購得其所佔可分離資產份額之公平淨值時，即產生商譽或折讓。於一九九八年一月一日起收購所產生之商譽已列入資產負債表之「其他資產」項內，而所產生之折讓則列於「其他負債」項內，並按照其估計可用年期以直線法攤銷。於一九九八年一月一日前進行之收購，其產生之商譽於收購當年從「儲備」項內撇除，而收購所產生之折讓則於收購當年誌入「儲備」項內。

於出售附屬或聯營公司時，任何未分攤或已誌入「儲備」內之商譽或折讓，將與本集團購得其所佔資產份額之公平淨值一併計算出售該等公司之損益。

(丙) 貸款及呆賬

(一) 當管理層對最終收回貸款本金或利息之機會存疑，或應償還之本金或利息已逾期九十天，該等貸款即列為呆賬；有關利息即作懸欠利息處理，並按需要提撥特殊準備。

惟於下述特殊情況下貸款可逾期至十二個月始列作懸欠利息處理：

- 持有之現金抵押足以償付貸款本金及利息總額，並可合法行使抵償權；或
- 可變現之有形抵押品淨值足以抵償貸款本金及利息，並通過信審程序批准將利息累積或撥入本金。

集團政策規定須以審慎貫徹一致之基準迅速提撥適當之呆壞賬準備。所提撥之準備基本上分為特殊及一般兩種，兩者之計算均按抵押品及未償還金額作考慮。

3 Principal accounting policies continued

(b) Goodwill

Goodwill or discount arises on the acquisition of subsidiary and associated companies when the cost of acquisition differs from the fair value of the Group's share of separable net assets acquired. For acquisitions made on or after 1 January 1998, goodwill is included in the balance sheet in "Other assets" and discount on acquisition is included in "Other liabilities" and they are amortised over their estimated lives on a straight line basis. For acquisitions prior to 1 January 1998, goodwill was charged against "Reserves" and discount on acquisition was credited to "Reserves" in the year of acquisition.

At the date of disposal of the subsidiary or associated companies, any goodwill or discount on acquisition previously taken directly to reserves or not yet amortised in the profit and loss account is included in the Group's share of net assets of the company in the calculation of the profit or loss on disposal of the company.

(c) Advances and doubtful debts

(i) Loans are designated as doubtful as soon as management has doubts as to the ultimate recoverability of principal or interest or when contractual payments of principal or interest are 90 days overdue. When a loan is considered doubtful, interest will be suspended and a specific provision raised if required.

However, the suspension of interest may exceptionally be deferred for up to 12 months past due in the following situations:

- where cash collateral is held covering the total of principal and interest due and the right of set-off is in place; or
- where the value of net realisable tangible collateral is considered more than sufficient to cover the full repayment of all principal and interest due and credit approval has been given to the rolling-up or capitalisation of interest payments.

It is the Group's policy to make provisions for bad and doubtful debts promptly where required and on a prudent and consistent basis. There are two basic types of provision, specific and general, each of which is considered in terms of the charge and the amount outstanding.

(丙)貸款及呆賬 續

(二)特殊準備

特殊準備是對已確認之呆壞賬項衡量其實際及預期損失數字作出提撥，並在資產負債表之貸款項內扣除。

特殊準備是根據個別呆壞賬評估作提撥，惟單一類別之小額貸款組合則以整體組合作為評估基準。特殊準備之數額是按集團保守評估足以將有關資產撇減至最終可變現數值，並考慮包括下列之各項因素：

- 切實評估客戶之財政狀況，包括其在可接受之期限內償還欠款之可能性及集團對該客戶之其他承擔；
- 貸款抵押品的可變現值；
- 追收貸款及將抵押品變現所涉及之費用；及
- 若貸款並非以本地貨幣為單位，則需考慮借款人獲取有關外幣之能力。

在按組合基準提撥特殊準備時，管理層會評估貸款組合之結構、過往及預期之信貸損失、商業及經濟情況以及任何其他相關因素而考慮撥備額。按組合基準撥備之主要組合為信用卡貸款。

(三)一般準備

一般準備作為補充特殊準備，以照應於結算日已存在但於日後始能確認之貸款損失。提撥水平乃根據集團之貸款組合結構及風險特性，並參照過往經驗評估潛在風險，同時作出定期檢討。一般準備於資產負債表所列客戶貸款中扣除。

(四)懸欠利息之貸款

在編製資產負債表時，懸欠利息已從「客戶貸款」及「預付及應計收益」項下之應收利息賬項內扣除。收回之現金還款(變現抵押品所得現金除外)，首先抵償懸欠利息並進誌損益賬，同時按已收利息之數額，對未償本金餘額提撥特別準備。變現抵押品所得的款項將用於償還未償本金，餘額則用以彌補特殊準備及懸欠利息。

(c) Advances and doubtful debts continued

(ii) Specific provisions

Specific provisions represent the quantification of actual and expected losses from identified accounts and are deducted from loans and advances in the balance sheet.

Other than where provisions on small balance homogenous loans are assessed on a portfolio basis, the amount of specific provision raised is assessed case by case. The amount of specific provision raised is the Group's conservative estimate of the amount needed to reduce the carrying value of the asset to the expected ultimate net realisable value, and in reaching a decision consideration is given, among other things, to the following factors:

- the financial standing of the customer, including a realistic assessment of the likelihood of repayment of the loan within an acceptable period and the extent of the Group's other commitments to the same customer;
- the realisable value of any collateral for the loan;
- the costs associated with obtaining repayment and realisation of the collateral; and
- if loans are not in local currency, the ability of the borrower to obtain the relevant foreign currency.

Where specific provisions are raised on a portfolio basis, the level of provisioning takes into account management's assessment of the portfolio's structure, past and expected credit losses, business and economic conditions, and any other relevant factors. The principal portfolio evaluated on this basis is credit card advances.

(iii) General provisions

General provisions augment specific provisions and provide cover for loans which are impaired at the balance sheet date but which will not be identified as such until some time in the future. The Group maintains a general provision which is determined taking into account the structure and risk characteristics of the Group's loan portfolio. Historic levels of latent risk are regularly reviewed to determine that the level of general provisioning continues to be appropriate. General provisions are deducted from loans and advances to customers in the balance sheet.

(iv) Loans on which interest is being suspended

Interest suspended on doubtful debts is netted in the balance sheet against "Advances to customers" and accrued interest receivable in "Prepayments and accrued income". On receipt of cash (other than from the realisation of collateral), suspended interest is recovered and taken to the profit and loss account. A specific provision of the same amount as the interest receipt is then raised against the principal balance. Amounts received from the realisation of collateral are applied to the repayment of outstanding indebtedness, with any surplus used to recover any specific provisions and then suspended interest.

3 主要會計政策 續

(丙) 貸款及呆賬 續

(五) 停止計息貸款

倘收回利息的機會渺茫，即停止累計利息。當尚欠債務已再無實際機會收回時，該貸款及其懸欠利息即作出撇賬。

直至客戶能夠依期償還本金與利息及確保將來之還款能力，方可重新列為正常收取利息之貸款。

(六) 貸款變現而換取之資產

為有秩序地將其變現以抵償貸款而購入之資產均繼續列為貸款。所購入資產按轉換當日被清理之貸款賬面值列賬，而其日後減值則悉數提撥準備。

(丁) 外幣伸算

外幣本位之資產及負債均按結算日之市價滙率伸算為港元。海外分行及海外附屬公司之業績按是年度平均滙率伸算為港元。

期初之外幣資本投資淨額及以平均滙率伸算之業績均於結算日重新按當日滙率伸算，所產生之損益將誌入「保留溢利」賬內。其他換算損益則誌入損益賬內。

(戊) 投資

(一) 持作買賣用途及長期投資之證券

集團就擁有明確意向和能力持有至到期日之債務證券均列為「持至期滿之債務證券」並按類列入資產負債表內之「庫券」(列於「庫存現金及短期資金」項下)、「存款證」或「長期投資」。持至期滿之債務證券均按成本值減除虧損準備列賬。

3 Principal accounting policies continued

(c) Advances and doubtful debts continued

(v) Non-accrual loans

Where the probability of receiving interest payments is remote, interest is no longer accrued. Where the loan has no reasonable prospect of recovery, the loans and suspended interests are written off.

Loans are not reclassified as accruing until interest and principal payments are up-to-date and future payments are reasonably assured.

(vi) Assets acquired in exchange for advances

Assets acquired in exchange for advances in order to achieve an orderly realisation continue to be reported as advances. The asset acquired is recorded at the carrying value of the advance disposed of at the date of the exchange, and provisions are made based on any subsequent deterioration in its value.

(d) Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the rates of exchange ruling at the year-end. The results of overseas branches and subsidiary companies are translated into Hong Kong dollars at the average rates of exchange for the year.

Exchange differences arising from the retranslation of opening foreign currency net investments and exchange differences arising from retranslation of the result for the year from the average rate to the exchange rate ruling at the year-end are accounted for in "Retained profits". Other exchange differences are recognised in the profit and loss account.

(e) Investments

(i) Securities held for dealing purposes and long-term investments

Debt securities in respect of which the Group has the expressed intention and ability to hold until maturity are classified as "Held-to-maturity securities" and are included in the balance sheet in the categories of "Treasury bills" (included in "Cash and short-term funds"), "Certificates of deposit", or "Long-term investments" as appropriate. Held-to-maturity debt securities are included in the balance sheet at cost less provision for any impairment.

(戊)投資 續

(一)持作買賣用途及長期投資之證券 續

以溢價或折讓價購入之有期債務證券,其溢價及折讓均按購買日起至到期日止期間於損益賬內攤銷。若到期日可於特定年數內由借款人選擇,則採納計算出較保守結果之到期日。此等證券均按成本(經就購入溢價及折讓之攤銷作出調整)列入資產負債表內。溢價及折讓之攤銷則列作「利息收入」。

持至期滿之債務證券若於到期日前售出或轉為持作買賣用途,因而產生之任何溢利或虧損均於當日列入損益賬內,並包括於「有形固定資產及長期投資之溢利」項內。

擬持續持有之股票均列為「長期投資」,並按公平價值列入資產負債表內;因市值變動所產生之溢利或虧損,則誌入「長期股票投資儲備」賬內。當出售或決定將投資減值時,所累積之溢利或減值即誌入該期損益結算表之「有形固定資產及長期投資之溢利」項內。

其他持作買賣用途之證券均按公平價值列入資產負債表內並按類列入「庫券」(列於「庫存現金及短期資金」項下)、「存款證」或「持作買賣用途之證券」。該等資產之公平價值變動則於損益結算表之「買賣溢利」項內確認。

售出之證券如附有按預定價格回購之承諾,仍列於資產負債表內,而出售所得之金額則以負債方式列示。相反,根據類似轉售承諾而購入之證券則不會在資產負債表內確認,而所支付之金額則視乎交易對手之性質為銀行或非銀行而列入「庫存現金及短期資金」或「客戶貸款」賬內。

(e) Investments continued

(i) Securities held for dealing purposes and long-term investments continued

Where dated debt securities have been purchased at a premium or discount, those premiums and discounts are amortised through the profit and loss account over the period from the date of purchase to the date of maturity. If the maturity is at the borrower's option within a range of specified years, the maturity date which gives the more conservative result is adopted. These securities are included in the balance sheet at cost adjusted for the amortisation of premiums and discounts arising on acquisition. The amortisation of premiums and discounts is included in "Interest income".

Any profit or loss arising on held-to-maturity securities on disposal prior to maturity or on transfer to securities held for dealing purposes is included in the profit and loss account as it arises and is included in "Profit on tangible fixed assets and long-term investments".

Equity shares intended to be held on a continuing basis are classified as "Long-term investments" and are included in the balance sheet at fair value. Gains and losses arising from changes in fair value are accounted for as movements in the "Long-term equity investment revaluation reserve". When an investment is disposed of or the investment is determined to be impaired, the cumulative profit or loss, including any amounts previously recognised in the long-term equity investment revaluation reserve, is included in the profit and loss account for the year in "Profit on tangible fixed assets and long-term investments".

Other securities are classified as held for dealing purposes and included in the balance sheet at fair value in the categories of "Treasury bills" (included in "Cash and short-term funds"), "Certificates of deposit", or "Securities held for dealing purposes" as appropriate. Changes in fair value of such assets are recognised in the profit and loss account as "Dealing profits" as they arise.

Where securities are sold subject to a commitment to repurchase them at a predetermined price, they remain in the balance sheet and a liability is recorded in respect of the consideration received. Conversely, securities purchased under analogous commitments to resell are not recognised in the balance sheet and the consideration paid is recorded in "Cash and short-term funds" where the counterparty is a bank or in "Advances to customers" where the counterparty is a non-bank customer.

3 主要會計政策 續

(戊) 投資 續

(二) 附屬公司投資

附屬公司投資均按成本值減除經董事認為需要提撥之虧損準備後於銀行之資產負債表內列賬。

(三) 聯營公司投資

聯營公司投資於綜合賬項內以權益法計算集團應佔該等公司之資產淨值列賬；而在銀行之資產負債表內則以成本值減除董事認為需要提撥之虧損準備後列賬。

(己) 有形固定資產

(一) 行址按估值減除折舊後列賬。折舊乃按照資產之估計可用年數攤銷全部賬面價值，計算方式如下：

- 永久業權之土地不予折舊；
- 租約業權之土地按照租約剩餘年數以直線折舊法攤銷；及
- 房屋及其改良成本按直線法每年撇銷百分之二或按租約剩餘年數分攤折舊，兩者以較高者為準。

(二) 行址均由具專業資格之估價師定期估值，以確保其賬面淨值與公平價值無大差異。因重估而產生之溢價先冲回誌於損益賬內有關該物業過往重估所產生之虧損，餘數誌入儲備項下之「行址重估儲備」內。因重估而產生之虧損先從「行址重估儲備」內扣除該物業過往之重估溢價，不足之數於損益賬內支銷。

(三) 投資物業由具專業資格之估價師估計其公開市值列示於資產負債表。按投資組合計算之重估溢價已誌入「投資物業重估儲備」賬內。按組合計算而產生之重估虧損先從過往重估溢價內扣除，不足之數於損益賬內支銷。

租約期尚餘二十年或以下之投資物業需按估值減除折舊後列賬。折舊乃按照租約之剩餘年數攤銷全部賬面價值計算。

3 Principal accounting policies continued

(e) Investments continued

(ii) Investments in subsidiary companies

Investments in subsidiary companies are stated at cost less provision for any impairment as determined by the Directors in the Bank's balance sheet.

(iii) Investments in associated companies

Investments in associated companies are stated at the Group's attributable share of their net assets using the equity method of accounting and are stated at cost less provision for any impairment as determined by the Directors in the Bank's balance sheet.

(f) Tangible fixed assets

(i) Premises are stated at valuation less depreciation calculated to write off the assets over their estimated useful lives as follows:

- freehold land is not depreciated;
- leasehold land is depreciated over the unexpired terms of the leases; and
- buildings and improvements thereto are depreciated at the greater of 2% per annum on the straight line basis or over the unexpired terms of the leases.

(ii) Premises are revalued by professionally qualified valuers with sufficient regularity to ensure that the net carrying amount does not differ materially from the fair value. Surpluses arising on revaluation are credited firstly to the profit and loss account to the extent of any deficits arising on revaluation previously charged to the profit and loss account in respect of the same premises, and are thereafter taken to the "Premises revaluation reserve". Deficits arising on revaluation are firstly set off against any previous revaluation surpluses included in the "Premises revaluation reserve" in respect of the same premises, and are thereafter taken to the profit and loss account.

(iii) Investment properties are stated in the balance sheet at their open market values which are assessed by professionally qualified valuers. Surpluses arising on revaluation on a portfolio basis are credited to the "Investment properties revaluation reserve". Deficits arising on revaluation on a portfolio basis are firstly set off against any previous revaluation surpluses and thereafter taken to the profit and loss account.

Investment properties held on leases with 20 years or less to expiry are stated at valuation less depreciation calculated to write off the assets over the remaining terms of their leases.

(己) 有形固定資產 續

(四) 設備包括傢俬、機械及其他設備按成本減除折舊後列賬。折舊之計算乃按照資產之估計可用年數(一般在三至十年間),以直線折舊法攤銷。

(五) 出售行址、投資物業及設備之損益均以淨售所得與該資產之賬面淨值差價計算。因出售行址而實現之有關重估溢價由「行址重估儲備」項下撥往「保留溢利」項下。因出售投資物業而實現之有關重估溢價或虧損,則由「投資物業重估儲備」項下撥往「保留溢利」項下。

(f) Tangible fixed assets continued

(iv) Equipment, comprising furniture, plant and other equipment, is stated at cost less depreciation calculated on the straight line basis to write off the assets over their estimated useful lives, which are generally between 3 and 10 years.

(v) On disposal of premises, investment properties and equipment, the profit or loss is calculated as the difference between the net sales proceeds and the net carrying amount. Surpluses relating to premises disposed of included in the "Premises revaluation reserve" are transferred as movements in reserves to "Retained profits". Surpluses or deficits relating to investment properties disposed of included in the "Investment properties revaluation reserve" are transferred as movements in reserves to "Retained profits".

(庚) 遞延稅項

在可見未來有可能出現因時差而產生之重大稅項負擔,均依負債方式撥備遞延稅項。

未來之遞延稅項利益,除非有充足理由確定其時可以實現,否則不予確認。

(g) Deferred taxation

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured with reasonable certainty.

(辛) 融資及經營租賃

若租賃合約之大部份與擁有權有關之風險及利益實質上轉讓予承租人,即列為融資租賃。當本集團為融資租賃之出租人,則該等租賃之投資淨額將包括於資產負債表內「客戶貸款」項下。應收租賃款項所包含之融資收入將於租賃期內按投入資金之比例在「利息收入」內確認。與融資租賃性質相同之租購合約亦作融資租賃處理。

其他租賃合約均列為經營租賃。若集團為經營租賃之出租人,用作租賃之資產將包括在「有形固定資產」內,並按合適情況根據列於附註3(己)之集團折舊政策計算折舊。經營租賃之應收租金在租賃期內之會計年度以等額分期方式誌入「其他營業溢利」項內。應收或有租金收入則在相應之會計年度入賬。經營租賃支付之租金則在租賃期內之會計年度以等額分期方式在損益賬內「房地產及設備費用」中支銷。應付或有租金支出則在相應之會計年度支銷。

(h) Finance and operating leases

Leases under which substantially all the risks and benefits of ownership are transferred to the lessees are classified as finance leases. Where the Group is a lessor under finance leases, an amount representing the net investment in the lease is included in the balance sheet as "Advances to customers". Finance income implicit in the lease payment is recognised as "Interest income" over the period of the leases in proportion to the funds invested. Hire purchase contracts having the characteristics of finance leases are accounted in the same manner as finance leases.

Other leases are classified as operating leases. Where the Group is a lessor under operating leases, the leased assets are included in "Tangible fixed assets", and where applicable, are depreciated in accordance with the Group's depreciation policy as set out in note 3(f) above. Rentals receivable under operating leases are recognised as "Other operating income" in equal instalments over the accounting periods covered by the lease term. Contingent rentals receivable are recognised as income in the accounting period in which they relate to. Payments made under operating leases are charged to the profit and loss account as "Premises & equipment expenses" in equal instalments over the accounting periods covered by the lease term. Contingent rentals payable are written off as an expense of the accounting period in which they are incurred.

3 主要會計政策 續

(壬)職員退休福利計劃

本集團按有關法例設置退休福利安排。界定利益福利計劃之供款乃由合格精算師評估，務使該等計劃所提供之福利成本能於職員之服務期間有系統地確認，並在當年之損益賬內支銷。公積金計劃之供款則按有關章程規定，並在當年之損益賬內支銷。

(癸)資產負債表外之金融工具

資產負債表外之金融工具統稱衍生工具，該等合約之價值變化衍生自對照之資產、利率、滙率或指數，包括在外滙、利率及股票市場上進行之期貨、遠期、掉期及期權交易。此等工具之記賬方法視乎其交易目的為買賣或非買賣用途而定。

買賣用途之交易包括持盤及因應客戶需要而進行之交易及其對冲活動。

用作買賣之交易以市值記賬，因市值變動而產生之損益之淨現值就未賺取之信貸息差及日後之服務成本而作出適當遞延處理後列入損益賬內之「買賣溢利」。

按市值列賬之滙率、利率及股票合約所產生之資產，包括未實現盈利，均列於「其他資產」項目下。按市值列賬之交易所產生之負債，包括未實現虧損，則列於「其他負債」項下。

非買賣用途之交易包括對冲交易，此等交易必須在進行交易時指定為對冲某資產、負債或持盤，以減低其價格及市場風險。對冲交易之入賬方式與其指定對冲之資產及負債相同。

3 Principal accounting policies continued

(i) Staff retirement benefit schemes

Retirement benefit arrangements are made in accordance with the relevant laws and regulations. Contributions to defined benefit schemes are made in accordance with the advice of qualified actuaries so as to recognise the cost of retirement benefits on a systematic basis over the employees' service lives and are charged to the profit and loss account for the year. Contributions to defined contribution schemes are made in accordance with the relative scheme rules and are also charged to the profit and loss account for the year.

(j) Off-balance sheet financial instruments

Off-balance sheet financial instruments, commonly referred to as derivatives, are contracts with the characteristics and value of which are derived from those of the underlying assets, interest and exchange rates or indices. They include futures, forwards, swap and options transactions in the foreign exchange, interest rate and equity markets. The accounting for these instruments is dependent upon whether the transactions are undertaken for dealing or non-dealing purposes.

Transactions for dealing purposes include those undertaken for proprietary purposes and to service customers' needs, as well as any related hedges.

Transactions undertaken for dealing purposes are marked to market and the net present value of any gain or loss arising is recognised in the profit and loss account as "Dealing profits", after appropriate deferrals for unearned credit margin and future servicing costs.

Assets, including gains, resulting from off-balance sheet exchange rate, interest rate and equities contracts which are marked-to-market are included in "Other assets". Liabilities, including losses, resulting from such contracts, are included in "Other liabilities".

Transactions undertaken for non-dealing purposes include derivatives transactions designated as hedges to effectively reduce the price or market risks of specific assets, liabilities, or positions at the inception of the derivatives contracts. Hedging derivatives are accounted for on an equivalent basis to the underlying assets and liabilities.

(癸) 資產負債表外之金融工具 續

非買賣交易亦包括使用利率掉期合約，改變指定之單一或一藍子資產或負債之利率特性，以達致既定之風險管理目標。此等利率掉期合約之有關收支，均以應計基準誌入「利息收入」及「利息支出」項內。

出售或終止未到期之非買賣用途合約所產生之損益，按原來合約剩餘期間攤銷。當有關之資產、負債或持盤出售或終止時，該等合約即改為以市值列賬，而產生之損益則即時誌入損益賬內。

(j) Off-balance sheet financial instruments continued

Non-dealing transactions also include interest rate derivatives undertaken to alter synthetically the interest rate characteristics of specific individual or pools of similar assets or liabilities to achieve defined risk management objectives. Interest rate derivatives for synthetic alteration are accounted on an accruals basis with the relative income and expense accounted as "Interest income" or "Interest expense".

Any gain or loss on termination of non-dealing derivatives is deferred and amortised to the profit and loss account over the original life of the terminated contract. Where the underlying asset, liability or position is sold or terminated, the non-dealing derivative is immediately marked to market through the profit and loss account.

(子) 有關連人士

就此賬項目而言，有關連人士乃指本集團能直接或間接對其財務及營運決策作出控制或重大影響，反之亦然，又或本集團與其均受同一方面之控制或重大影響。有關連人士包括個人及其他個體。

(k) Related parties

For the purposes of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(丑) 按類分析

按類分析資料以業務類別及地理區域列示。由於按業務類別分析所得資料較適用於本集團之營運及財務決策，故被選定為主要按類分析。

(l) Segmental analysis

Segmental information is presented in respect of business and geographical segments. Business segment information, which is more relevant to the Group in making operating and financial decisions, is chosen as the primary reporting format.

4 營業溢利

本年度營業溢利已計算下列各項目：

(甲) 利息收入

4 Operating profit

The operating profit for the year is stated after taking account of:

(a) Interest income

		2001	2000
上市證券利息收入	Interest income on listed investments	**582**	234
非上市證券利息收入	Interest income on unlisted investments	**2,731**	2,609
其他利息收入	Other interest income	**21,196**	29,070
		24,509	31,913

4 營業溢利 續 / 4 Operating profit continued

(乙) 利息支出 / (b) Interest expense

		2001	2000
五年後到期之已發行債券之利息支出	Interest expense on debt securities in issue maturing after five years	**35**	28
其他利息支出	Other interest expense	**12,814**	20,194
		12,849	20,222

(丙) 其他營業收入 / (c) Other operating income

		2001	2000
股息收入	Dividend income		
◦ 上市證券投資	◦ listed investments	**86**	94
◦ 非上市證券投資	◦ unlisted investments	**7**	4
		93	98
服務費及佣金	Fees and commissions		
◦ 服務費及佣金收入	◦ fees and commissions receivable	**2,696**	2,367
◦ 服務費及佣金支出	◦ fees and commissions payable	**(288)**	(295)
		2,408	2,072
買賣溢利	Dealing profits		
◦ 外滙	◦ foreign exchange	**531**	534
◦ 證券及其他買賣活動	◦ securities and other trading activities	**(1)**	(5)
		530	529
投資物業之租金收入	Rental income from investment properties	**245**	247
其他	Other	**671**	628
		3,947	3,574

(丁)營業支出 (d) Operating expenses

		2001	2000
人事費用	Staff costs		
◦ 薪金及其他人事費用	◦ salaries and other costs	**1,834**	1,826
◦ 退休福利計劃支出 *(附註34)*	◦ retirement benefit costs *(note 34)*	**434**	222
		2,268	2,048
折舊 *(附註21(甲))*	Depreciation *(note 21(a))*	**386**	388
房地產及設備費用	Premises and equipment		
◦ 租金支出	◦ rental expenses	**164**	158
◦ 其他	◦ other	**703**	608
		867	766
其他經營費用	Other operating expenses	**583**	523
		4,104	3,725

(戊)呆壞賬準備 (e) Provisions for bad and doubtful debts

		集團 GROUP		銀行 BANK	
		2001	2000	2001	2000
呆壞賬準備淨額支取/(撥回)	Net charge/(release) for bad and doubtful debts				
客戶貸款準備 *(附註14(丙))*	Advances to customers *(note 14(c))*				
特殊準備	Specific provisions				
◦ 新提撥	◦ new provisions	**1,135**	988	**742**	585
◦ 撥回	◦ releases	**(597)**	(747)	**(337)**	(490)
◦ 收回已撇除賬項	◦ recoveries	**(114)**	(42)	**(101)**	(34)
		424	199	**304**	61
一般準備	General provisions	**–**	(3)	**18**	41
支取損益賬淨額	Net charge to profit and loss account	**424**	196	**322**	102

(己)本行五位最高薪酬人士之酬金 (f) The emoluments of the five highest paid individuals

(一)酬金總額 *(i) The aggregate emoluments*

		2001	2000
薪津及實物收益	Salaries, allowances and benefits in kind	**24**	23
為退休金計劃所作之供款	Pension contributions	**2**	2
特別花紅	Discretionary bonus	**1**	2
		27	27

4 營業溢利 續

4 Operating profit continued

(己)本行五位最高薪酬人士之酬金 續

(f) The emoluments of the five highest paid individuals continued

(二)五位最高薪酬人士之酬金包括在下列範圍內：

(ii) The numbers of the five highest paid individuals whose emoluments fell within the following bands were:

港元	HK$	2001 人數 NUMBER OF INDIVIDUALS	2000 人數 NUMBER OF INDIVIDUALS
3,000,001 – 3,500,000	3,000,001 – 3,500,000	**–**	1
3,500,001 – 4,000,000	3,500,001 – 4,000,000	**1**	1
4,500,001 – 5,000,000	4,500,001 – 5,000,000	**2**	–
5,000,001 – 5,500,000	5,000,001 – 5,500,000	**–**	1
5,500,001 – 6,000,000	5,500,001 – 6,000,000	**1**	–
6,000,001 – 6,500,000	6,000,001 – 6,500,000	**–**	1
7,500,001 – 8,000,000	7,500,001 – 8,000,000	**–**	1
8,000,001 – 8,500,000	8,000,001 – 8,500,000	**1**	–
		5	5

五位最高薪酬人士中包括三位董事(二零零零年：三位)。該等董事之董事酬金已包括於下列(庚)項內。

Included in the emoluments of the five highest paid individuals were the emoluments of three (2000: three) Directors. Their respective directors' emoluments have been included in (g) below.

(庚)董事酬金

(g) Directors' emoluments

根據香港公司條例第161節計算，本行董事酬金總額如下：

The aggregate emoluments of the Directors of the Bank calculated in accordance with section 161 of the Hong Kong Companies Ordinance were:

		2001	2000
董事袍金	Fees	**1**	1
薪津及實物收益	Salaries, allowances and benefits in kind	**16**	17
為退休金計劃所作之供款	Pension and pension contributions	**4**	4
特別花紅	Discretionary bonus	**1**	1
		22	23

上述酬金已包括匯豐控股有限公司之有限制股份計劃下給予董事的股份估值。此獎勵詳情於董事會報告書之「認股權計劃」中披露。

The above emoluments also included the estimated value of restricted shares vested to a Director under the HSBC Holdings plc Restricted Share Plan. The details of this award is disclosed under the paragraph "Share option scheme" in the directors' report.

(庚)董事酬金 續

(g) **Directors' emoluments** continued

董事酬金在下列範圍內之人數如下：

The numbers of Directors whose emoluments fell within the following bands were:

港元	HK$	2001 董事人數 NUMBER OF DIRECTORS	2000 董事人數 NUMBER OF DIRECTORS
0 – 1,000,000	0 – 1,000,000	**17**	18
1,000,001 – 1,500,000	1,000,001 – 1,500,000	**1**	1
4,500,001 – 5,000,000	4,500,001 – 5,000,000	**1**	–
5,000,001 – 5,500,000	5,000,001 – 5,500,000	**–**	1
5,500,001 – 6,000,000	5,500,001 – 6,000,000	**1**	–
6,000,001 – 6,500,000	6,000,001 – 6,500,000	**–**	1
7,500,001 – 8,000,000	7,500,001 – 8,000,000	**–**	1
8,000,001 – 8,500,000	8,000,001 – 8,500,000	**1**	–
		21	22

(辛)核數師費用為港幣八百萬元(二零零零年：港幣八百萬元)，其中港幣六百萬元(二零零零年：港幣六百萬元)乃屬銀行之費用。

(h) Auditors' remuneration amounted to HK$8 million (2000: HK$8 million), of which HK$6 million (2000: HK$6 million) related to the Bank.

5 有形固定資產及長期投資之溢利

5 Profit on tangible fixed assets and long-term investments

		2001	2000
出售長期股票投資之溢利	Profit on disposal of long-term equity investments		
◦ 已於一月一日重估儲備確認而實現之數額	◦ realisation of amounts previously recognised in revaluation reserves at 1 January	**365**	351
◦ 本年度之虧損	◦ loss arising in current year	**(86)**	(103)
		279	248
出售長期債務證券之溢利減虧損	Profit less loss on disposal of held-to-maturity debt securities	**120**	2
出售有形固定資產之溢利減虧損	Profit less loss on disposal of tangible fixed assets	**5**	(2)
長期投資減值準備	Provision for impairment of long-term investments	**(11)**	–
		393	248

6 稅項

6 Taxation

(甲)綜合損益結算表內之稅項組成如下：

(a) Taxation in the consolidated profit and loss account represents:

		2001	2000
香港利得稅準備	Provision for Hong Kong profits tax	**1,407**	1,697
香港以外之稅項	Taxation outside Hong Kong	**6**	2
遞延稅項*(附註23)*	Deferred taxation *(note 23)*	**(21)**	(46)
		1,392	1,653
應佔聯營公司之稅項	Share of associated companies' taxation	**8**	8
提撥稅項合計	Total charge for taxation	**1,400**	1,661

香港利得稅準備乃以截至二零零一年十二月三十一日止之全年估計應課稅溢利按百分之十六稅率計算(此稅率與二零零零年度相同)。於香港以外之附屬公司及分行亦已按其營業所在地區之適當稅率提撥稅項準備。

The provision for Hong Kong profits tax was made at 16.0% (the same rate as for 2000) based on an estimate of the assessable profits for the year ended 31 December 2001. Similarly, taxation provisions for subsidiary companies and branches outside Hong Kong were made at the appropriate rates of taxation prevailing in the countries in which they operate.

(乙)資產負債表中「其他資產」(附註22)或「其他負債」(附註26)之稅項組成如下：

(b) Taxation in the balance sheets which is included in "Other assets" (note 22) or "Other liabilities" (note 26) represents:

		集團 GROUP		銀行 BANK	
		2001	2000	2001	2000
「其他資產」內已包括：	Including in "Other assets":				
可收回之本期稅項	Current taxation recoverable	**1**	3	–	–
遞延稅項*(附註22及23)*	Deferred taxation *(notes 22 & 23)*	**34**	13	**34**	13
		35	16	**34**	13
「其他負債」內已包括：	Including in "Other liabilities":				
香港利得稅準備	Provision for Hong Kong profits tax	**481**	944	**450**	860
香港以外之稅項準備	Provision for taxation outside Hong Kong	**19**	17	**17**	16
遞延稅項*(附註23)*	Deferred taxation *(note 23)*	–	–	–	–
		500	961	**467**	876

7 本行股東應得之溢利

本行股東應得之溢利中計有港幣八十四億五千九百萬元(二零零零年:港幣七十六億七千三百萬元)已於銀行之賬項內出賬。

本年度銀行溢利與上述金額對賬表:

7 Profit attributable to shareholders

Of the profit attributable to shareholders, HK$8,459 million (2000: HK$7,673 million) has been dealt with in the accounts of the Bank.

Reconciliation of the above amount to the Bank's profit for the year:

		2001	2000
本行股東應得之溢利於銀行賬項內出賬	Amount of consolidated profit attributable to shareholders dealt with in the Bank's accounts	**8,459**	7,673
去年應得之溢利由附屬公司於年內批准及派發之中期股息	Interim dividends from subsidiary companies attributable to the profits of the previous year, approved and paid during the year	**1,521**	1,587
本年度之銀行溢利 *(附註28)*	The Bank's profit for the year *(note 28)*	**9,980**	9,260

8 股息

8 Dividends

(甲)本年度應得之股息

(a) Dividends attributable to the year

		2001		2000	
		每股港幣 PER SHARE HK$	港幣百萬元 HK$ MILLION	每股港幣 PER SHARE HK$	港幣百萬元 HK$ MILLION
第一次中期	First interim	**2.10**	**4,015**	2.00	3,824
第二次中期	Second interim	**2.80**	**5,353**	2.80	5,353
		4.90	**9,368**	4.80	9,177

(乙)去年批准及於年內派發之股息:

(b) Dividends attributable to the previous year, approved and paid during the year:

		2001	2000
去年批准及於年內派發之第二次中期股息為每股港幣二元八角(二零零零年:每股港幣二元五角)	Second interim dividend in respect of the previous year, approved and paid during the year, of HK$2.80 per share (2000: HK$2.50 per share)	**5,353**	4,780

9 每股盈利

每股盈利乃根據溢利港幣一百零一億一千四百萬元(二零零零年全年為港幣一百億一千四百萬元)及已發行普通股加權平均數之十九億一千一百八十四萬二千七百三十六股(自二零零零年以來並無變動)計算。

9 Earnings per share

The calculation of earnings per share was based on earnings of HK$10,114 million (HK$10,014 million in 2000) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from 2000).

10 庫存現金及短期資金

10 Cash and short-term funds

		集團 GROUP		銀行 BANK	
		2001	2000	**2001**	2000
庫存現金及存放同業及其他金融機構	Cash in hand and balances with banks and other financial institutions	**3,729**	4,257	**3,726**	4,254
短期及一個月內到期之定期存放同業	Money at call and placings with banks maturing within one month	**101,293**	110,372	**40,006**	76,355
庫券	Treasury bills	**6,077**	14,683	**3,497**	13,416
		111,099	129,312	**47,229**	94,025

		集團 GROUP		銀行 BANK	
		2001	2000	**2001**	2000
庫券分析詳列如下:	Treasury bills are analysed as follows:				
持作買賣用途	Held for dealing purposes				
∘ 公平價值	∘ at fair value	**2,571**	4,757	**2,571**	4,757
持至期滿	Held to maturity				
∘ 攤銷成本	∘ at amortised cost	**3,506**	9,926	**926**	8,659
∘ 公平價值	∘ at fair value	**3,511**	9,938	**930**	8,671
庫券至到期日剩餘期間:	Remaining maturity of treasury bills:				
∘ 三個月內	∘ within three months	**3,385**	6,733	**2,100**	6,210
∘ 三個月以上至一年	∘ one year or less but over three months	**2,692**	7,950	**1,397**	7,206
		6,077	14,683	**3,497**	13,416

擬持至期滿之庫券於到期日前出售之攤銷成本為港幣十四億七千萬元(二零零零年:港幣十六億五千五百萬元)。因出售而實現之相關溢利為港幣二百萬元(二零零零年:港幣二百萬元)。該等出售佔持至期滿之庫券總額之百分之五(二零零零年:百分之十四點三),並經由資產負債管理委員會批准,以用作提高流動資金及調整有關組合之到期日及風險結構。

Treasury bills intended to be held to maturity with an amortised cost of HK$1,470 million (2000: HK$1,655 million) were disposed of prior to maturity. The related profit recognised amounted to HK$2 million (2000: HK$2 million). Such disposals, representing 5.0% of total held to maturity treasury bills (2000: 14.3%), were approved by the Asset and Liability Management Committee, and were generally made to improve liquidity and to modify the maturity and risk profile of portfolios.

11 一個月以上之定期存放同業

11 Placings with banks maturing after one month

		集團 GROUP		銀行 BANK	
		2001	2000	**2001**	2000
至到期日剩餘期間：	Remaining maturity:				
◦ 一個月以上至三個月	◦ three months or less but over one month	**29,835**	35,756	**20,689**	28,573
◦ 三個月以上至一年	◦ one year or less but over three months	**13,831**	22,649	**8,776**	15,398
		43,666	58,405	**29,465**	43,971

12 存款證

12 Certificates of deposit

		集團 GROUP		銀行 BANK	
		2001	2000	**2001**	2000
至到期日剩餘期間：	Remaining maturity:				
◦ 三個月內但非即時到期	◦ three months or less but not repayable on demand	**2,395**	3,060	**1,955**	740
◦ 三個月以上至一年	◦ one year or less but over three months	**6,096**	4,599	**5,946**	3,209
◦ 一年以上至五年	◦ five years or less but over one year	**14,705**	9,573	**14,705**	9,573
◦ 五年以上	◦ over five years	**7**	–	**7**	–
		23,203	17,232	**22,613**	13,522
持作買賣用途	Held for dealing purposes				
◦ 公平價值	◦ at fair value	**45**	117	**45**	117
持至期滿	Held to maturity				
◦ 攤銷成本	◦ at amortised cost	**23,158**	17,115	**22,568**	13,405
◦ 公平價值	◦ at fair value	**23,244**	17,177	**22,653**	13,462

擬持至期滿之存款證於到期日前出售之攤銷成本為港幣五億八千八百萬元（二零零零年：無）。因出售而實現之相關溢利為港幣六百萬元。該等出售佔持至期滿之存款證總額之百分之一點四，並經由資產負債管理委員會批准，以用作提高流動資金及調整有關組合之到期日及風險結構。

Certificates of deposit intended to be held to maturity with an amortised cost of HK$588 million (2000: Nil) were disposed of prior to maturity. The related profit recognised amounted to HK$6 million. Such disposals, representing 1.4% of total held to maturity certificates of deposit were approved by the Asset and Liability Management Committee, and were generally made to improve liquidity and to modify the maturity and risk profile of portfolios.

13 持作買賣用途之證券

13 Securities held for dealing purposes

		集團 GROUP		銀行 BANK	
		2001	2000	**2001**	2000
公平價值	At fair value				
債務證券	Debt securities				
由公共機構發行	Issued by public bodies				
◦ 中央政府及中央銀行	◦ central governments and central banks	**1,843**	3,185	**1,843**	3,185
◦ 其他公共機構	◦ other public sector entities	**135**	1,077	**135**	1,077
		1,978	4,262	**1,978**	4,262
由其他機構發行	Issued by other bodies				
◦ 同業及其他金融機構	◦ banks and other financial institutions	**72**	35	**72**	–
◦ 企業	◦ corporate entities	**117**	200	**117**	200
		189	235	**189**	200
		2,167	4,497	**2,167**	4,462
股票	Equity shares				
由企業發行	Issued by corporate entities	**–**	2	**–**	2
持作買賣用途之證券總額	Total securities held for dealing purposes	**2,167**	4,499	**2,167**	4,464
債務證券	Debt securities				
在香港上市	Listed in Hong Kong	**1,794**	3,219	**1,794**	3,205
在香港以外地區上市	Listed outside Hong Kong	**–**	–	**–**	–
		1,794	3,219	**1,794**	3,205
非上市	Unlisted	**373**	1,278	**373**	1,257
		2,167	4,497	**2,167**	4,462
至到期日剩餘期間：	Remaining maturity:				
◦ 三個月內但非即時到期	◦ three months or less but not repayable on demand	**662**	920	**662**	919
◦ 三個月以上至一年	◦ one year or less but over three months	**920**	1,198	**920**	1,197
◦ 一年以上至五年	◦ five years or less but over one year	**516**	1,988	**516**	1,955
◦ 五年以上	◦ over five years	**69**	391	**69**	391
		2,167	4,497	**2,167**	4,462
股票	Equity shares				
在香港上市	Listed in Hong Kong	**–**	2	**–**	2

持作買賣用途之債務證券按剩餘年期至到期日之分析披露乃遵照香港金融管理局發出之監管政策手冊內有關「本地註冊認可機構披露財務資料」要求。此等披露，並不表示該等證券將會持至到期日。

上述持作買賣用途之債務證券，並不包括庫券及存款證，而該等證券已分別列於資產負債表之有關項目內。

The analysis of debt securities held for dealing purposes by remaining period to maturity is disclosed in order to comply with the module on "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority. The disclosure does not imply that the securities will be held to maturity.

Debt securities held for dealing purposes exclude treasury bills and certificates of deposit which are included under the respective headings in the balance sheet.

14 客戶貸款

(甲) 客戶貸款

14 Advances to customers

(a) Advances to customers

		集團 GROUP		銀行 BANK	
		2001	2000	**2001**	2000
客戶貸款總額 *(附註14(辛))*	Gross advances to customers *(note 14(h))*	**225,926**	221,973	**148,625**	141,601
特殊準備 *(附註14(丙)及(丁))*	Specific provisions *(notes 14(c) & (d))*	**(2,052)**	(3,017)	**(1,570)**	(2,246)
一般準備 *(附註14(丙))*	General provisions *(note 14(c))*	**(1,438)**	(1,438)	**(954)**	(936)
		222,436	217,518	**146,101**	138,419
至到期日剩餘期間：	Remaining maturity:				
◦ 即期償還	◦ repayable on demand	**12,062**	11,139	**12,014**	11,083
◦ 三個月內但非即期償還	◦ three months or less but not repayable on demand	**13,213**	14,730	**11,215**	12,762
◦ 三個月以上至一年	◦ one year or less but over three months	**24,815**	22,579	**19,781**	18,581
◦ 一年以上至五年	◦ five years or less but over one year	**82,065**	73,168	**56,968**	52,784
◦ 五年以上	◦ over five years	**86,789**	92,066	**43,646**	40,791
◦ 呆壞賬及逾期超過一個月	◦ non-performing advances and overdue for more than one month	**6,982**	8,291	**5,001**	5,600
客戶貸款總額	Gross advances to customers	**225,926**	221,973	**148,625**	141,601
呆壞賬準備 *(附註14(丙))*	Provisions for bad and doubtful debts *(note 14(c))*	**(3,490)**	(4,455)	**(2,524)**	(3,182)
		222,436	217,518	**146,101**	138,419
客戶貸款內已包括：	Included in advances to customers are:				
貿易票據	Trade bills	**1,882**	1,929	**1,882**	1,929
呆壞賬準備	Provisions for bad and doubtful debts	**(61)**	(37)	**(61)**	(37)
		1,821	1,892	**1,821**	1,892

上述期限分類乃按照香港金融管理局之監管政策手冊內「本地註冊認可機構披露財務資料」要求之期限分類劃分。根據該建議，不同還款額或不同還款期償還的資產，應申報該資產中實際逾期的部份作已逾期貸款。其他未到期的部份仍應根據剩餘期限申報，如貸款的償還情況出現問題，則需全數列為已逾期。此項按期限分類已逾期之客戶貸款之分析與附註14(戊)參照香港金融管理局之建議說明，即使貸款中有部份貸款尚未到期，整筆貸款仍應列作逾期之表列原則有所不同。

The above maturity classifications have been prepared in accordance with the maturity classifications contained in the module on "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority. In accordance with the module, in the case of an advance which is repayable by different payments or instalments, only that portion of the advance which is actually overdue is reported as overdue. Any part of the advance which is not yet due is reported according to its residual maturity unless the repayment of the advance is in doubt, in which case the whole amount is reported as overdue. This classification of overdue advances to customers for maturity profile purposes is different from the analysis disclosed in note 14(e) for which the Hong Kong Monetary Authority's module states that if part of an advance is overdue, the whole amount of the advance should be disclosed as overdue.

14 客戶貸款 續

14 Advances to customers continued

(乙)總準備對客戶貸款比率

(b) Total provisions against gross advances to customers

		集團 GROUP		銀行 BANK	
		2001	2000	**2001**	2000
		%	%	%	%
特殊準備	Specific provisions	**0.91**	1.36	**1.06**	1.59
一般準備	General provisions	**0.64**	0.65	**0.64**	0.66
準備總額	Total provisions	**1.55**	2.01	**1.70**	2.25

(丙)客戶貸款呆壞賬準備

(c) Provisions against advances to customers

二零零一年

2001

		集團 GROUP			
		特殊 SPECIFIC	一般 GENERAL	合計 TOTAL	懸欠利息 SUSPENDED INTEREST
二零零一年一月一日結餘	At 1 January 2001	**3,017**	**1,438**	**4,455**	**801**
年內撇除	Amounts written off	**(1,503)**	**–**	**(1,503)**	**(534)**
收回往年已撇除之貸款	Recoveries of advances written off in previous years	**114**	**–**	**114**	**–**
新增準備支取損益賬 *(附註4(戊))*	New provisions charge to profit and loss account *(note 4(e))*	**1,135**	**–**	**1,135**	**–**
撥回損益賬之準備 *(附註4(戊))*	Provisions release to profit and loss account *(note 4(e))*	**(711)**	**–**	**(711)**	**–**
年內懸欠利息	Interest suspended during the year	**–**	**–**	**–**	**301**
收回懸欠利息	Suspended interest recovered	**–**	**–**	**–**	**(59)**
二零零一年十二月三十一日結餘 *(附註14(甲))*	At 31 December 2001 *(note 14(a))*	**2,052**	**1,438**	**3,490**	**509**

		銀行 BANK			
		特殊 SPECIFIC	一般 GENERAL	合計 TOTAL	懸欠利息 SUSPENDED INTEREST
二零零一年一月一日結餘	At 1 January 2001	**2,246**	**936**	**3,182**	**575**
年內撇除	Amounts written off	**(1,081)**	**–**	**(1,081)**	**(356)**
收回往年已撇除之貸款	Recoveries of advances written off in previous years	**101**	**–**	**101**	**–**
新增準備支取損益賬 *(附註4(戊))*	New provisions charge to profit and loss account *(note 4(e))*	**742**	**18**	**760**	**–**
撥回損益賬之準備 *(附註4(戊))*	Provisions release to profit and loss account *(note 4(e))*	**(438)**	**–**	**(438)**	**–**
年內懸欠利息	Interest suspended during the year	**–**	**–**	**–**	**207**
收回懸欠利息	Suspended interest recovered	**–**	**–**	**–**	**(26)**
二零零一年十二月三十一日結餘 *(附註14(甲))*	At 31 December 2001 *(note 14(a))*	**1,570**	**954**	**2,524**	**400**

(丙)客戶貸款呆壞賬準備 續 / (c) Provisions against advances to customers continued

二零零零年 / 2000

		集團 GROUP			
		特殊 SPECIFIC	一般 GENERAL	合計 TOTAL	懸欠利息 SUSPENDED INTEREST
二零零零年一月一日結餘	At 1 January 2000	3,522	1,441	4,963	733
年內撇除	Amounts written off	(749)	–	(749)	(230)
收回往年已撇除之貸款	Recoveries of advances written off in previous years	42	–	42	–
新增準備支取損益賬 *(附註4(戊))*	New provisions charge to profit and loss account *(note 4(e))*	988	–	988	–
撥回損益賬之準備 *(附註4(戊))*	Provisions release to profit and loss account *(note 4(e))*	(789)	(3)	(792)	–
年內懸欠利息	Interest suspended during the year	–	–	–	386
收回懸欠利息	Suspended interest recovered	–	–	–	(88)
換算及其他調整	Exchange and other adjustments	3	–	3	–
二零零零年十二月三十一日結餘 *(附註14(甲))*	At 31 December 2000 *(note 14(a))*	3,017	1,438	4,455	801

		銀行 BANK			
		特殊 SPECIFIC	一般 GENERAL	合計 TOTAL	懸欠利息 SUSPENDED INTEREST
二零零零年一月一日結餘	At 1 January 2000	2,726	887	3,613	561
年內撇除	Amounts written off	(590)	–	(590)	(178)
收回往年已撇除之貸款	Recoveries of advances written off in previous years	34	–	34	–
新增準備支取損益賬 *(附註4(戊))*	New provisions charge to profit and loss account *(note 4(e))*	585	41	626	–
撥回損益賬之準備 *(附註4(戊))*	Provisions release to profit and loss account *(note 4(e))*	(524)	–	(524)	–
年內懸欠利息	Interest suspended during the year	–	–	–	241
收回懸欠利息	*Suspended interest recovered*	–	–	–	(49)
換算及其他調整	Exchange and other adjustments	15	8	23	–
二零零零年十二月三十一日結餘 *(附註14(甲))*	At 31 December 2000 *(note 14(a))*	2,246	936	3,182	575

上述懸欠利息包括已於「客戶貸款」(附註14(甲))及「預付及應計收益」(附註22)賬項下之應收利息賬項內所扣除之金額。

Suspended interest comprises both suspended interest netted against "Advances to customers" (note 14(a)) and suspended interest netted against accrued interest receivable in "Prepayments and accrued income" (note 22).

14 客戶貸款 續

(丁) 客戶貸款之呆壞賬及準備

利息已作懸欠處理或已停止累計利息之客戶貸款呆壞賬詳列如下：

14 Advances to customers continued

(d) Non-performing advances to customers and provisions

Non-performing advances to customers on which interest has been placed in suspense or on which interest accrual has ceased are as follows:

		集團 GROUP		銀行 BANK	
		2001	2000	**2001**	2000
呆壞賬總額	Gross non-performing advances on which interest				
◦ 利息已作懸欠處理	◦ has been placed in suspense	**6,084**	6,894	**4,401**	4,480
◦ 已停止累計其利息	◦ accrual has ceased	**251**	867	**248**	865
		6,335	7,761	**4,649**	5,345
懸欠利息	Suspended interest	**(161)**	(327)	**(151)**	(313)
呆壞賬*(附註14(戊))	Gross non-performing advances* *(note 14(e))*	**6,174**	7,434	**4,498**	5,032
特殊準備(附註14(甲))	Specific provisions *(note 14(a))*	**(2,052)**	(3,017)	**(1,570)**	(2,246)
呆壞賬淨額	Net non-performing advances	**4,122**	4,417	**2,928**	2,786
特殊準備對呆壞賬*比率	Specific provisions as a percentage of gross non-performing advances*	**33.2%**	40.6%	**34.9%**	44.6%
呆壞賬*對總客戶貸款比率	Gross non-performing advances* as a percentage of gross advances to customers	**2.7%**	3.3%	**3.0%**	3.6%

已扣除懸欠利息列示。

** Stated after deduction of interest in suspense.*

客戶貸款呆壞賬乃指未必能全部償還本金或其利息之貸款，而當此情況明顯出現時即被列作呆壞賬處理。呆壞賬亦包括逾期未超逾三個月但被視為無法全數償還之客戶貸款。除若干特殊情況外，所有本金或利息逾期三個月以上未償還之貸款，均作為呆壞賬處理。為呆壞賬提撥特殊準備金乃根據上述列於附註3(丙)(二)項內之會計政策提撥。

Non-performing advances to customers are those advances where full repayment of principal or interest is considered unlikely and are so classified as soon as such a situation becomes apparent. Thus, non-performing advances may include advances that are not yet overdue for more than three months but are considered doubtful. Except in certain limited circumstances, all advances on which principal or interest is overdue for more than three months are classified as non-performing. Specific provisions in respect of non-performing advances are made in accordance with the accounting policy set out in note 3(c)(ii) above.

(戊)已逾期之客戶貸款

(e) Overdue advances to customers

已逾期三個月以上之客戶貸款及其對總客戶貸款之比率如下：

The amounts of advances to customers which are overdue for more than three months and their expression as a percentage of gross advances to customers are as follows:

二零零一年

2001

		集團 GROUP		銀行 BANK	
			%		%
總客戶貸款*之本金或利息已逾期：	Gross advances to customers* which have been overdue with respect to either principal or interest for periods of:				
∘ 三個月以上至六個月	∘ six months or less but over three months	**1,338**	**0.6**	**825**	**0.6**
∘ 六個月以上至一年	∘ one year or less but over six months	**894**	**0.4**	**496**	**0.3**
∘ 一年以上	∘ over one year	**3,203**	**1.4**	**2,557**	**1.7**
		5,435	**2.4**	**3,878**	**2.6**
已逾期之客戶貸款(如上)	Overdue advances to customers (as above)	**5,435**	**2.4**	**3,878**	**2.6**
減：利息仍作累計處理之逾期客戶貸款	Less: overdue advances on which interest is still being accrued	**(622)**	**(0.3)**	**(302)**	**(0.2)**
加：逾期三個月或以下或未逾期，但利息已作懸欠處理之客戶貸款	Add: advances overdue for periods of three months or less, or which are not yet overdue, and on which interest has been placed in suspense				
∘ 列入重整客戶貸款	∘ included in rescheduled advances	**484**	**0.2**	**175**	**0.1**
∘ 其他	∘ other	**877**	**0.4**	**747**	**0.5**
呆壞賬 *(附註14(丁))*	Gross non-performing advances *(note 14(d))*	**6,174**	**2.7**	**4,498**	**3.0**

** 已扣除懸欠利息列示。*

** Stated after deduction of interest in suspense.*

14 客戶貸款 續

(戊) 已逾期之客戶貸款 續

14 Advances to customers continued

(e) Overdue advances to customers continued

二零零零年

2000

二零零零年	2000	集團 GROUP	%	銀行 BANK	%
總客戶貸款*之本金或利息已逾期：	Gross advances to customers* which have been overdue with respect to either principal or interest for periods of:				
◦ 三個月以上至六個月	◦ six months or less but over three months	854	0.4	268	0.2
◦ 六個月以上至一年	◦ one year or less but over six months	762	0.3	339	0.2
◦ 一年以上	◦ over one year	3,687	1.7	2,934	2.1
		5,303	2.4	3,541	2.5
已逾期之客戶貸款（如上）	Overdue advances to customers (as above)	5,303	2.4	3,541	2.5
減：利息仍作累計處理之逾期客戶貸款	Less: overdue advances on which interest is still being accrued	(418)	(0.2)	(124)	–
加：逾期三個月或以下或未逾期，但利息已作懸欠處理之客戶貸款	Add: advances overdue for periods of three months or less, or which are not yet overdue, and on which interest has been placed in suspense				
◦ 列入重整客戶貸款	◦ included in rescheduled advances	1,576	0.7	887	0.6
◦ 其他	◦ other	973	0.4	728	0.5
呆壞賬 *(附註14(丁))*	Gross non-performing advances *(note 14(d))*	7,434	3.3	5,032	3.6

** 已扣除懸欠利息列示。*

** Stated after deduction of interest in suspense.*

有明確到期日之貸款，若其本金或利息已逾期，並於年結日仍未償還，則列作逾期處理。定期分期償還之貸款，若其中一次還款逾期，而於年結日仍未償還，則列作逾期處理。即期償還之貸款，若已向借款人送達還款通知，但借款人未按指示還款，或貸款已超出借款人獲通知的批准限額，而此情況持續超過上述逾期期限，亦列作逾期處理。

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the year-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at the year-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

(己) 重整之客戶貸款

重整之客戶貸款及其對總客戶貸款*之比率如下：

(f) Rescheduled advances to customers

The amounts of rescheduled advances and their expression as a percentage of gross advances to customers* are as follows:

		集團 GROUP		銀行 BANK	
			%		%
二零零一年	**2001**	**512**	**0.2**	**203**	**0.1**
二零零零年	2000	2,756	1.2	2,066	1.5

*已扣除懸欠利息列示。

* *Stated after deduction of interest in suspense.*

重整之客戶貸款乃因客戶財政困難而無能力如期還款，而經雙方同意重整還款計劃之貸款。

列出之重整客戶貸款並不包括重整還款計劃後，仍逾期三個月以上之客戶貸款，該等貸款已包括於上述附註14(戊)項內。

Rescheduled advances are those advances which have been restructured or renegotiated because of a deterioration in the financial position of the borrower, leading to an inability to meet the original repayment schedule.

Rescheduled advances to customers are stated net of any advances that have subsequently become overdue for over three months and are included in overdue advances to customers set out in note 14(e) above.

(庚) 客戶貸款之地區分類分析

客戶貸款之地區分類，是依照客戶所在之地區，經計及風險轉移之因素後而劃定。在一般情況下，若貸款之擔保人所在地有異於該客戶，則風險轉移至擔保人之所在地區。截至二零零一年十二月三十一日，本集團及本行之客戶貸款及有關之呆壞賬與逾期貸款超逾百分之九十均劃分為香港地區貸款(與二零零零年十二月三十一日相同)。

(g) Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party in an area which is different from that of the counterparty. At 31 December 2001, over 90 per cent of the Group's and the Bank's advances to customers and the related non-performing advances and overdue advances were classified under the area of Hong Kong (unchanged from positions at 31 December 2000).

14 客戶貸款 續

14 Advances to customers continued

(辛) 總客戶貸款之行業分類

(h) Gross advances to customers by industry sector

按照香港金融管理局之行業分類及定義之總客戶貸款(已扣除懸欠利息)分析詳列如下:

The analysis of gross advances to customers (after deduction of interest in suspense) by industry sector based on categories and definitions used by the Hong Kong Monetary Authority is as follows:

		集團 GROUP		銀行 BANK	
		2001	2000	**2001**	2000
在香港使用之貸款	Gross advances to customers for use in Hong Kong				
工業、商業及金融業	Industrial, commercial and financial sectors				
◦ 物業發展	◦ property development	**20,237**	19,079	**19,583**	19,072
◦ 物業投資	◦ property investment	**29,403**	29,579	**24,931**	23,911
◦ 金融企業	◦ financial concerns	**1,991**	2,979	**1,914**	2,876
◦ 股票經紀	◦ stockbrokers	**115**	97	**115**	97
◦ 批發及零售業	◦ wholesale and retail trade	**3,737**	4,066	**3,666**	3,974
◦ 製造業	◦ manufacturing	**1,683**	1,825	**1,620**	1,703
◦ 運輸及運輸設備	◦ transport and transport equipment	**9,687**	8,471	**3,337**	2,667
◦ 其他	◦ other	**17,109**	19,073	**16,055**	17,831
		83,962	85,169	**71,221**	72,131
個人	Individuals				
◦ 購買「居者有其屋計劃」、「私人參建居屋計劃」及「租者置其屋計劃」之住宅按揭貸款	◦ advances for the purchase of flats under the Government Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**39,295**	35,971	**1,450**	1,618
◦ 購買其他住宅物業之按揭貸款	◦ advances for the purchase of other residential properties	**77,537**	78,005	**52,023**	46,069
◦ 信用卡貸款	◦ credit card advances	**5,262**	4,745	**5,262**	4,745
◦ 其他	◦ other	**6,050**	4,875	**5,320**	4,243
		128,144	123,596	**64,055**	56,675
在香港使用之貸款總額	Total gross advances for use in Hong Kong	**212,106**	208,765	**135,276**	128,806
貿易融資	Trade finance	**9,434**	9,013	**9,434**	9,013
在香港以外使用之貸款	Gross advances for use outside Hong Kong	**4,386**	4,195	**3,915**	3,782
客戶貸款總額 *(附註14(甲))*	Gross advances to customers *(note 14(a))*	**225,926**	221,973	**148,625**	141,601

(壬)融資租賃之投資淨額

客戶貸款賬內包括具融資租賃性質之租購合約租予客戶之設備投資淨額。租購合約一般為期五至二十年，並附有以象徵式價格購買租賃設備之認購權。租購合約在年底之最低應收租金總額及其現值詳列如下：

(i) Net investments in finance leases

Advances to customers include net investments in equipment leased to customers under hire purchase contracts having the characteristics of finance leases. The hire purchase contracts usually run for an initial period of 5 to 20 years, with an option for acquiring the leased asset at nominal value. The total minimum lease payments receivable and their present value at the year end are as follows:

		集團 GROUP		
		最低應收租金現值 PRESENT VALUE OF MINIMUM LEASE PAYMENTS RECEIVABLE	將收取之利息收入 INTEREST INCOME RELATING TO FUTURE PERIODS	最低應收租金總額 TOTAL MINIMUM LEASE PAYMENTS RECEIVABLE
二零零一年	**2001**			
應收項目：	Amounts receivable:			
◦ 一年以下	◦ within one year	**709**	**264**	**973**
◦ 一年以上至五年	◦ after one year but within five years	**2,269**	**730**	**2,999**
◦ 五年以上	◦ after five years	**3,712**	**835**	**4,547**
		6,690	**1,829**	**8,519**
呆壞賬準備	Provisions for bad and doubtful debts	**(56)**		
租購合約之投資淨額	Net investments in hire purchase contracts	**6,634**		
二零零零年	2000			
應收項目：	Amounts receivable:			
◦ 一年以下	◦ within one year	567	538	1,105
◦ 一年以上至五年	◦ after one year but within five years	1,832	1,693	3,525
◦ 五年以上	◦ after five years	3,751	2,463	6,214
		6,150	4,694	10,844
呆壞賬準備	Provisions for bad and doubtful debts	(217)		
租購合約之投資淨額	Net investments in hire purchase contracts	5,933		

於年結日銀行並無融資租賃(二零零零年：無)。

There were no finance leases maintained by the Bank at the balance sheet date (2000: Nil).

15 存/欠最終控股公司

於年結日並無結存或結欠最終控股公司(二零零零年：無)。

15 Amounts due from/to ultimate holding company

There are no amounts due from or due to ultimate holding company at the balance sheet date (2000: Nil).

16 存/欠直屬控股公司及同母系附屬公司

結存或結欠直屬控股公司及同母系附屬公司詳列如下：

16 Amounts due from/to immediate holding company and fellow subsidiary companies

Details of the balances due from and due to immediate holding company and fellow subsidiary companies are as follows:

		集團 GROUP		銀行 BANK	
		2001	2000	**2001**	2000
結存項目：	Amounts due from:				
庫存現金及存放同業及其他金融機構	Cash in hand and balances with banks and other financial institutions	**60**	73	**56**	55
定期存放同業至到期日剩餘期間：	Placings with banks with remaining maturity:				
◦ 一個月內	◦ within one month	**3,697**	3,254	**284**	2,180
◦ 一個月以上至三個月	◦ three months or less but over one month	**62**	1,380	**62**	766
◦ 三個月以上至一年	◦ one year or less but over three months	**1,043**	242	**29**	242
◦ 一年以上至五年	◦ five years or less but over one year	**27**	–	**27**	–
		4,829	4,876	**402**	3,188
存款證至到期日剩餘期間：	Certificates of deposit with remaining maturity:				
◦ 三個月內但非即時到期	◦ three months or less but not repayable on demand	**352**	350	**352**	350
◦ 三個月以上至一年	◦ one year or less but over three months	**772**	1,400	**772**	1,400
◦ 一年以上至五年	◦ five years or less but over one year	**1,991**	2,735	**1,991**	2,735
		3,115	4,485	**3,115**	4,485
長期投資至到期日剩餘期間：	Long-term investments with remaining maturity:				
◦ 一個月內	◦ within one month	–	378	–	378
其他資產至到期日剩餘期間：	Other assets with remaining maturity:				
◦ 三個月內	◦ three months or less	**258**	354	**227**	306
◦ 三個月以上至一年	◦ one year or less but over three months	**24**	172	**16**	172
◦ 一年以上至五年	◦ five years or less but over one year	**11**	44	**11**	44
◦ 五年以上	◦ over five years	–	1	–	1
		293	571	**254**	523
		8,297	10,383	**3,827**	8,629

16 存/欠直屬控股公司及同母系附屬公司 續

16 Amounts due from/to immediate holding company and fellow subsidiary companies continued

		集團 GROUP		銀行 BANK	
		2001	2000	**2001**	2000
結欠項目：	Amounts due to:				
客戶存款	Customer accounts				
◦ 即時償還	◦ repayable on demand	**–**	131	**–**	131
◦ 有協定存款期或通知期，以餘下存款期計算：	◦ with agreed maturity dates or periods of notice, by remaining maturity:				
◦ 三個月內但無須即時償還	◦ three months or less but not repayable on demand	**275**	297	**275**	297
◦ 三個月以上至一年	◦ one year or less but over three months	**163**	227	**163**	227
		438	655	**438**	655
同業存款	Deposits from banks				
◦ 即時償還	◦ repayable on demand	**36**	101	**36**	101
◦ 有協定存款期或通知期，以餘下存款期計算：	◦ with agreed maturity dates or periods of notice, by remaining maturity:				
◦ 三個月內但無須即時償還	◦ three months or less but not repayable on demand	**414**	315	**401**	298
◦ 三個月以上至一年	◦ one year or less but over three months	**13**	–	**13**	–
		463	416	**450**	399
其他負債至到期日剩餘期間：	Other liabilities with remaining maturity:				
◦ 三個月內	◦ three months or less	**119**	823	**113**	811
◦ 三個月以上至一年	◦ one year or less but over three months	**31**	76	**31**	76
◦ 一年以上至五年	◦ five years or less but over one year	**–**	29	**–**	29
		150	928	**144**	916
		1,051	1,999	**1,032**	1,970

17 附屬公司欠款

17 Amounts due from subsidiary companies

附屬公司欠款詳列如下：

Details of the amounts due from subsidiary companies are as follows:

		2001	2000
定期存放同業至到期日剩餘期間：	Placings with financial institutions with remaining maturity:		
◦ 一個月內	◦ within one month	**85,806**	50,925
◦ 一個月以上至三個月	◦ three months or less but over one month	**69,100**	72,800
◦ 三個月以上至一年	◦ one year or less but over three months	**125**	–
		155,031	123,725
無註明還款期之附屬公司貸款	Loans to subsidiary companies with no repayment term	**2,791**	2,915
其他資產至到期日剩餘期間為三個月內	Other assets with remaining maturity of three months or less	**1,423**	30
		159,245	126,670

18 長期投資

18 Long-term investments

(甲) 長期投資

(a) Long-term investments

		集團 GROUP		銀行 BANK	
		2001	2000	**2001**	2000
持至期滿之債務證券	Held-to-maturity debt securities				
攤銷成本扣除減值準備	at amortised cost less provisions for impairment	**39,605**	34,837	**24,987**	27,276
股票投資之公平價值	Equity investments at fair value	**3,657**	4,433	**3**	4
		43,262	39,270	**24,990**	27,280

(乙) 長期投資之賬面價值

(b) Carrying value of long-term investments

		集團 GROUP		銀行 BANK	
		2001	2000	**2001**	2000
持至期滿之債務證券	Held-to-maturity debt securities				
由公共機構發行	Issued by public bodies				
◦ 中央政府及中央銀行	◦ central governments and central banks	**3,324**	3,459	**1,662**	1,557
◦ 其他公共機構	◦ other public sector entities	**6,510**	7,381	**3,975**	5,820
		9,834	10,840	**5,637**	7,377
由其他機構發行	Issued by other bodies				
◦ 同業及其他金融機構	◦ banks and other financial institutions	**15,234**	15,480	**10,819**	12,711
◦ 企業	◦ corporate entities	**14,537**	8,517	**8,531**	7,188
		29,771	23,997	**19,350**	19,899
		39,605	34,837	**24,987**	27,276
股票投資	Equity investments				
由企業發行	Issued by corporate entities	**3,657**	4,433	**3**	4
		43,262	39,270	**24,990**	27,280

(乙)長期投資之賬面價值 續 (b) Carrying value of long-term investments continued

		集團 GROUP 2001	集團 GROUP 2000	銀行 BANK 2001	銀行 BANK 2000
持至期滿之債務證券	Held-to-maturity debt securities				
在香港上市	Listed in Hong Kong	**311**	419	**311**	302
在香港以外地區上市	Listed outside Hong Kong	**9,762**	4,881	**–**	312
		10,073	5,300	**311**	614
非上市	Unlisted	**29,532**	29,537	**24,676**	26,662
		39,605	34,837	**24,987**	27,276
股票投資	Equity investments				
在香港上市	Listed in Hong Kong	**2,848**	4,139	**–**	–
在香港以外地區上市	Listed outside Hong Kong	**95**	114	**–**	–
		2,943	4,253	**–**	–
非上市	Unlisted	**714**	180	**3**	4
		3,657	4,433	**3**	4
		43,262	39,270	**24,990**	27,280

(丙)持至期滿之債務證券之公平價值 (c) Fair value of held-to-maturity debt securities

		集團 GROUP 2001	集團 GROUP 2000	銀行 BANK 2001	銀行 BANK 2000
持至期滿之債務證券	Held-to-maturity debt securities				
由公共機構發行	Issued by public bodies				
◦ 中央政府及中央銀行	◦ central governments and central banks	**3,401**	3,471	**1,708**	1,562
◦ 其他公共機構	◦ other public sector entities	**6,741**	7,537	**4,173**	5,965
		10,142	11,008	**5,881**	7,527
由其他機構發行	Issued by other bodies				
◦ 同業及其他金融機構	◦ banks and other financial institutions	**15,265**	15,510	**10,834**	12,731
◦ 企業	◦ corporate entities	**14,663**	8,595	**8,622**	7,261
		29,928	24,105	**19,456**	19,992
		40,070	35,113	**25,337**	27,519
持至期滿之債務證券	Held-to-maturity debt securities				
在香港上市	Listed in Hong Kong	**315**	425	**315**	305
在香港以外地區上市	Listed outside Hong Kong	**9,856**	4,940	**–**	312
		10,171	5,365	**315**	617
非上市	Unlisted	**29,899**	29,748	**25,022**	26,902
		40,070	35,113	**25,337**	27,519

18 長期投資 續

18 Long-term investments continued

(丁) 持至期滿之債務證券按到期日分析

(d) Maturity analysis of held-to-maturity debt securities

上述持至期滿之債務證券按到期日分析(即由結算日至合約期滿日之剩餘期間)詳列如下：

The maturity profile of the above held-to-maturity debt securities categorised by the remaining period from the balance sheet date to the contractual maturity date is as follows:

		集團 GROUP		銀行 BANK	
		2001	2000	**2001**	2000
至到期日剩餘期間：	Remaining maturity:				
◦ 三個月內但非即時到期	◦ three months or less but not repayable on demand	**7,892**	10,057	**4,623**	3,678
◦ 三個月以上至一年	◦ one year or less but over three months	**6,087**	7,003	**3,959**	7,282
◦ 一年以上至五年	◦ five years or less but over one year	**22,930**	15,478	**14,099**	14,024
◦ 五年以上	◦ over five years	**2,696**	2,299	**2,306**	2,292
		39,605	34,837	**24,987**	27,276

擬持至期滿之債務證券於合約到期日前出售之攤銷成本為港幣四十二億零八百萬元(二零零零年：港幣七億九千八百萬元)。出售之溢利為港幣一億一千二百萬元(二零零零年：無)。該等出售佔持至期滿之債務證券總額為百分之五點三(二零零零年：百分之二點二)，並經由資產負債管理委員會批准，用作提高流動資金及調整有關組合之到期日及風險結構。

Debt securities intended to be held to maturity with an amortised cost of HK$4,208 million (2000: HK$798 million) were disposed of prior to maturity. The related profit recognised amounted to HK$112 million (2000: Nil). Such disposals, representing 5.3% of total held-to-maturity debt securities (2000: 2.2%), were approved by the Asset and Liability Management Committee, and were generally made to improve liquidity and to modify the maturity and risk profile of portfolios.

19 附屬公司投資

19 Investments in subsidiary companies

本行主要附屬公司如下：

The principal subsidiary companies of the Bank are:

公司名稱 NAME OF COMPANY	註冊地區 PLACE OF INCORPORATION	主要業務 PRINCIPAL ACTIVITIES	已發行普通股面值 ISSUED EQUITY CAPITAL
恒生財務有限公司 Hang Seng Finance Limited	香港 Hong Kong	接受存款及放款 Deposit-taking and lending	港元 HK$1,000,000,000
恒生存款有限公司 Hang Seng Credit Limited	香港 Hong Kong	接受存款及放款 Deposit-taking and lending	港元 HK$200,000,000
恒生銀行(巴哈馬)有限公司 Hang Seng Bank (Bahamas) Limited	巴哈馬 Bahamas	銀行業務 Banking	美元 US$1,000,000
恒生財務(巴哈馬)有限公司 Hang Seng Finance (Bahamas) Limited	巴哈馬 Bahamas	金融服務 Finance	美元 US$5,000
恒生銀行信託有限公司 Hang Seng Bank (Trustee) Limited	香港 Hong Kong	信託服務 Trustee service	港元 HK$3,000,000
恒生(代理人)有限公司 Hang Seng (Nominee) Limited	香港 Hong Kong	代理人服務 Nominee service	港元 HK$100,000
恒生保險有限公司 Hang Seng Insurance Company Limited	香港 Hong Kong	保險業務 General insurance	港元 HK$84,184,570
恒生資產管理(私人)有限公司 Hang Seng Asset Management Pte Ltd	新加坡 Singapore	資金管理 Fund management	新加坡元 SG$2,000,000
恒生投資管理有限公司 Hang Seng Investment Management Limited	香港 Hong Kong	資金管理 Fund management	港元 HK$10,000,000
恒生投資有限公司 Haseba Investment Company Limited	香港 Hong Kong	投資 Investment holding	港元 HK$6,000
恒生證券有限公司 Hang Seng Securities Limited	香港 Hong Kong	證券經紀 Stockbroking	港元 HK$26,000,000
恩年發展有限公司 Yan Nin Development Company Limited	香港 Hong Kong	投資 Investment holding	港元 HK$100,000
恒指服務有限公司 HSI Services Limited	香港 Hong Kong	計算及提供恒生股市指數 Compilation and dissemination of the Hang Seng share index	港元 HK$10,000
恒生物業管理有限公司 Hang Seng Real Estate Management Limited	香港 Hong Kong	物業管理 Property management	港元 HK$10,000

上述各公司均為本行之全資附屬公司。除恒指服務有限公司屬間接持有外，其他附屬公司均為本行直接持有。其主要經營地區與註冊地區相同。

All the above companies are wholly-owned subsidiary companies. Except for HSI Services Limited which is held indirectly, all other subsidiary companies are held directly by the Bank. The principal places of operation are the same as the places of incorporation.

20 聯營公司投資

20 Investments in associated companies

		集團 GROUP 2001	集團 GROUP 2000	銀行 BANK 2001	銀行 BANK 2000
非上市股票(成本值)	Unlisted shares, at cost	–	–	**88**	48
應佔淨資產	Share of net assets	**774**	789	–	–

貸予聯營公司之款項為港幣二億零八百萬元(二零零零年:港幣二億零八百萬元)並已列於「客戶貸款」項內(附註14)。

Loans to associated companies amounting to HK$208 million (2000: HK$208 million) are included under "Advances to customers" (note 14).

主要聯營公司如下:

The principal associated companies are:

公司名稱 NAME OF COMPANY	註冊地區 PLACE OF INCORPORATION	主要業務 PRINCIPAL ACTIVITIES	集團佔股本之權益 GROUP'S INTEREST IN EQUITY CAPITAL	已發行股本 ISSUED EQUITY CAPITAL
恒生人壽保險有限公司 Hang Seng Life Limited	香港 Hong Kong	退休基金、人壽保險及有關業務 Retirement benefits, life assurance and related business	50%	港元 HK$100,000,000
Barrowgate Limited	香港 Hong Kong	物業投資 Property investment	24.64%	港元 HK$10,000

恒生人壽保險有限公司之權益由銀行持有。Barrowgate Limited之權益則由銀行一附屬公司持有。該兩間聯營公司均在本港經營。

The interest in Hang Seng Life Limited is held by the Bank and the interest in Barrowgate Limited is owned by a subsidiary company of the Bank. Both associated companies operate in Hong Kong.

21 有形固定資產

(甲) 有形固定資產

二零零一年

21 Tangible fixed assets

(a) Tangible fixed assets

2001

		行址 PREMISES	投資物業 INVESTMENT PROPERTIES	設備 EQUIPMENT	合計 TOTAL
		集團 GROUP			
成本或估值：	Cost or valuation:				
二零零一年一月一日結餘	At 1 January 2001	**7,947**	**3,582**	**2,332**	**13,861**
年內增置	Additions	**–**	**2**	**191**	**193**
年內出售	Disposals	**(5)**	**(89)**	**(60)**	**(154)**
撇除重估行址之累積折舊	Elimination of accumulated depreciation on revalued premises	**(161)**	**–**	**–**	**(161)**
重估減值	Deficit on revaluation				
◦ 支取行址及投資物業重估儲備 *(附註28)*	◦ charged to premises and investment properties revaluation reserves *(note 28)*	**(209)**	**(211)**	**–**	**(420)**
◦ 支取損益賬	◦ charged to profit and loss account	**(14)**	**–**	**–**	**(14)**
轉賬	Transfers	**(158)**	**158**	**–**	**–**
二零零一年十二月三十一日結餘	At 31 December 2001	**7,400**	**3,442**	**2,463**	**13,305**
累積折舊：	Accumulated depreciation:				
二零零一年一月一日結餘	At 1 January 2001	**–**	**–**	**(1,812)**	**(1,812)**
年內支取 *(附註4(丁))*	Charge for the year *(note 4(d))*	**(161)**	**–**	**(225)**	**(386)**
出售後撥回	Written back on disposal	**–**	**–**	**55**	**55**
撇除重估行址之累積折舊	Elimination of accumulated depreciation on revalued premises	**161**	**–**	**–**	**161**
二零零一年十二月三十一日結餘	At 31 December 2001	**–**	**–**	**(1,982)**	**(1,982)**
二零零一年十二月三十一日賬面淨值	Net book value at 31 December 2001	**7,400**	**3,442**	**481**	**11,323**
二零零零年十二月三十一日賬面淨值	Net book value at 31 December 2000	7,947	3,582	520	12,049

21 有形固定資產 續

21 Tangible fixed assets continued

(甲) 有形固定資產 續

(a) Tangible fixed assets continued

二零零一年

2001

		銀行 BANK			
		行址 PREMISES	投資物業 INVESTMENT PROPERTIES	設備 EQUIPMENT	合計 TOTAL
成本或估值：	Cost or valuation:				
二零零一年一月一日結餘	At 1 January 2001	**6,375**	**2,151**	**2,312**	**10,838**
年內增置	Additions	**–**	**–**	**189**	**189**
年內出售	Disposals	**–**	**(7)**	**(58)**	**(65)**
撇除重估行址之累積折舊	Elimination of accumulated depreciation on revalued premises	**(131)**	**–**	**–**	**(131)**
重估減值	Deficit on revaluation				
◦ 支取行址及投資物業重估儲備 *(附註28)*	◦ charged to premises and investment properties revaluation reserves *(note 28)*	**(181)**	**(113)**	**–**	**(294)**
◦ 支取損益賬	◦ charged to profit and loss account	**(7)**	**–**	**–**	**(7)**
轉賬	Transfers	**(140)**	**140**	**–**	**–**
二零零一年十二月三十一日結餘	At 31 December 2001	**5,916**	**2,171**	**2,443**	**10,530**
累積折舊：	Accumulated depreciation:				
二零零一年一月一日結餘	At 1 January 2001	**–**	**–**	**(1,797)**	**(1,797)**
年內支取	Charge for the year	**(131)**	**–**	**(222)**	**(353)**
出售後撥回	Written back on disposal	**–**	**–**	**55**	**55**
撇除重估行址之累積折舊	Elimination of accumulated depreciation on revalued premises	**131**	**–**	**–**	**131**
二零零一年十二月三十一日結餘	At 31 December 2001	**–**	**–**	**(1,964)**	**(1,964)**
二零零一年十二月三十一日賬面淨值	Net book value at 31 December 2001	**5,916**	**2,171**	**479**	**8,566**
二零零零年十二月三十一日賬面淨值	Net book value at 31 December 2000	6,375	2,151	515	9,041

(乙)行址及投資物業之賬面淨值包括：

(b) The net book value of premises and investment properties comprises:

		集團 GROUP		銀行 BANK	
		2001	2000	**2001**	2000
永久業權物業	Freeholds				
香港境外	Held outside Hong Kong	**–**	4	**–**	–
租約業權物業	Leaseholds				
香港境內	Held in Hong Kong				
• 長期租約(剩餘年數逾五十年)	• long leases (over 50 years unexpired)	**3,749**	4,395	**2,482**	2,986
• 中期租約(剩餘年數在十至五十年)	• medium leases (10 to 50 years unexpired)	**7,026**	7,056	**5,538**	5,466
香港境外	Held outside Hong Kong				
• 長期租約(剩餘年數逾五十年)	• long leases (over 50 years unexpired)	**4**	4	**4**	4
• 中期租約(剩餘年數在十至五十年)	• medium leases (10 to 50 years unexpired)	**63**	70	**63**	70
		10,842	11,529	**8,087**	8,526
其中包括	Of which				
行址	Premises	**7,400**	7,947	**5,916**	6,375
投資物業	Investment properties	**3,442**	3,582	**2,171**	2,151
		10,842	11,529	**8,087**	8,526

(丙)於二零零一年九月三十日，本集團之行址及投資物業經由具有專業資格之獨立測量師行卓德測計師行有限公司予以重估，並確定該估值與二零零一年十二月三十一日之估值並無重大之改變。該估值乃由持有香港測量師學會會員資格之估價師評估。重估之基準乃按照行址當時用途之公開市場價值及按投資物業之公開市場價值。

(c) The Group's premises and investment properties were revalued by Chesterton Petty Limited, an independent professional valuer, at 30 September 2001 who confirmed that there had been no material change in valuations at 31 December 2001. The valuations were carried out by qualified valuers who are members of the Hong Kong Institute of Surveyors. The basis of valuation for premises was open market value for existing use. The basis of valuation for investment properties was open market value.

21 有形固定資產 續

21 Tangible fixed assets continued

(丁) 行址及投資物業重估增值及減值

(d) Surplus and deficit on revaluation of premises and investment properties

		集團 GROUP		銀行 BANK	
		2001	2000	**2001**	2000
(支取)/撥回物業重估儲備	(Charged)/credited to property revaluation reserves				
∘ 行址重估儲備 *(附註28)*	∘ premises revaluation reserve *(note 28)*	**(209)**	511	**(181)**	482
∘ 投資物業重估儲備 *(附註28)*	∘ investment properties revaluation reserve *(note 28)*	**(211)**	73	**(113)**	64
∘ 應佔聯營公司物業之(減值)/增值 *(附註28)*	∘ share of revaluation (deficit)/surplus of an associated company *(note 28)*	**(61)**	98	**–**	–
		(481)	682	**(294)**	546
(支取)/撥回損益賬	(Charged)/credited to profit and loss account				
∘ 行址	∘ premises	**(14)**	28	**(7)**	6

(戊) 資產負債表內之全部行址均以估值列賬。如以成本減除累積折舊方式列賬，其賬面淨值則會如下：

(e) The net book value of all premises which have been stated in the balance sheet at valuation would have been as follows had they been stated at cost less accumulated depreciation:

		集團 GROUP		銀行 BANK	
		2001	2000	**2001**	2000
十二月三十一日賬面淨值	Net book value at 31 December	**2,872**	2,962	**1,718**	1,764

(己) 本集團出租之投資物業乃屬經營租賃。該等租賃之基本年期一般為兩年，部份於到期日後有權選擇重新商討條款及訂定新租約。該等租賃並無包括或有租金。

經營租賃在二零零一年之應收租金收入為港幣二億四千五百萬元(二零零零年：港幣二億四千七百萬元)。本年度內並無或有租金收入(二零零零年：無)。

(f) The Group leases out investment properties under operating leases. The leases typically run for an initial period of 2 years, and may contain an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

Rental income receivable from operating leases amounted to HK$245 million in 2001 (2000: HK$247 million). There was no contingent rental recognised during the year (2000: Nil).

(庚) 本集團之不可撤銷經營租賃於下列未來期間之應收最低租金總額如下：

(g) The Group's total future minimum lease payments receivable under non-cancellable operating leases are as follows:

		集團 GROUP		銀行 BANK	
		2001	2000	**2001**	2000
一年以下	Less than one year	**176**	207	**114**	122
一年以上至五年	After one but within five years	**84**	98	**67**	62
		260	305	**181**	184

22 其他資產

22 Other assets

		集團 GROUP 2001	集團 GROUP 2000	銀行 BANK 2001	銀行 BANK 2000
資產負債表以外按市值計算之利率、滙率及其他衍生工具合約之未實現盈利	Unrealised gains on off-balance sheet interest rate, exchange rate and other derivative contracts which are marked to market	**570**	1,800	**570**	1,800
遞延稅項 *(附註6(乙)及23)*	Deferred taxation *(notes 6(b)&23)*	**34**	13	**34**	13
同業結算應收賬項	Items in the course of collection from other banks	**2,881**	4,472	**2,881**	4,472
預付及應計收益	Prepayments and accrued income	**2,294**	3,849	**1,457**	2,734
其他賬項	Other accounts	**2,781**	1,193	**2,526**	829
		8,560	11,327	**7,468**	9,848
至到期日剩餘期間：	Remaining maturity:				
◦ 三個月內	◦ three months or less	**6,467**	9,296	**5,889**	8,135
◦ 三個月以上至一年	◦ one year or less but over three months	**1,048**	1,779	**719**	1,606
◦ 一年以上至五年	◦ five years or less but over one year	**913**	134	**845**	95
◦ 五年以上	◦ over five years	**98**	79	**8**	–
		8,526	11,288	**7,461**	9,836
◦ 已逾期	◦ overdue				
◦ 三個月以上至六個月	◦ six months or less but over three months	**5**	5	**1**	1
◦ 六個月以上至一年	◦ one year or less but over six months	**7**	7	**1**	1
◦ 一年以上	◦ over one year	**22**	27	**5**	10
		34	39	**7**	12
		8,560	11,327	**7,468**	9,848

上述已逾期之其他資產主要為包括在「預付及應計收益」項下之逾期應收利息。

The overdue amount represents mainly overdue interest receivable included under "Prepayments and accrued income".

23 遞延稅項

「其他資產」(附註22)項下之遞延稅項資產分析如下:

23 Deferred taxation

Deferred taxation asset which is included in "Other assets" (note 22) are as follows:

		集團 GROUP		銀行 BANK	
		2001	2000	**2001**	2000
遞延稅項資產:	Deferred taxation asset:				
一月一日結餘	At 1 January	**13**	–	**13**	–
撥回損益賬 *(附註6(甲))*	Credited to profit and loss account *(note 6(a))*	**21**	–	**21**	–
由遞延稅項負債撥來	Transfer from deferred taxation liability	–	13	–	13
十二月三十一日結餘 *(附註6(乙))*	At 31 December *(note 6(b))*	**34**	13	**34**	13
包括於「其他資產」*(附註22)* 項下:	Included in "Other assets" *(note 22)* representing:				
◦ 退休福利計劃供款	◦ retirement benefit schemes contributions	**34**	13	**34**	13
遞延稅項負債:	Deferred taxation liability:				
一月一日結餘	At 1 January	–	33	–	33
撥回損益賬 *(附註6(甲))*	Credited to profit and loss account *(note 6(a))*	–	(46)	–	(46)
撥往遞延稅項資產	Transfer to deferred taxation asset	–	13	–	13
十二月三十一日結餘 *(附註6(乙))*	At 31 December *(note 6(b))*	–	–	–	–

行址、投資物業及長期投資之重估溢價並無作出遞延稅項準備。按照管理層從購入該等資產時之意圖,董事認為在可預見之未來不會出現重大稅項負擔。

於年結日並無未撥準備金之重大遞延稅項負債。

No provisions are made for deferred taxation on revaluation surpluses on premises, investment properties and long-term investments. The Directors are of the opinion that no material taxation liability is likely to arise in the foreseeable future in the light of management's intentions for these assets since acquisition.

There is no significant deferred taxation liability not provided for.

24 往來、儲蓄及其他存款

24 Current, savings and other deposit accounts

		集團 GROUP		銀行 BANK	
		2001	2000	**2001**	2000
客戶存款	Customer accounts	**395,764**	414,875	**385,470**	404,150
發出存款證	Certificates of deposit in issue	**18,564**	14,730	**18,564**	14,730
		414,328	429,605	**404,034**	418,880

24 往來、儲蓄及其他存款 續

24 Current, savings and other deposit accounts continued

客戶存款及發出存款證按餘下存款期分析如下：

The analysis of remaining maturity of customer accounts and certificates of deposit issued is as follows:

		集團 GROUP		銀行 BANK	
		2001	2000	**2001**	2000
客戶存款	Customer accounts				
可即時提取	Repayable on demand	**186,557**	175,336	**186,414**	175,251
有協定存款期或通知期，以餘下存款期計算：	With agreed maturity dates or periods of notice, by remaining maturity:				
◦ 三個月內但無須即時提取	◦ three months or less but not repayable on demand	**198,405**	224,985	**188,619**	214,837
◦ 三個月以上至一年	◦ one year or less but over three months	**10,664**	14,458	**10,299**	13,993
◦ 一年以上至五年	◦ five years or less but over one year	**138**	96	**138**	69
		395,764	414,875	**385,470**	404,150
發出存款證	Certificates of deposit in issue				
至到期日剩餘期間：	Remaining maturity:				
◦ 三個月內但無須即時提取	◦ three months or less but not repayable on demand	**3,888**	5,358	**3,888**	5,358
◦ 三個月以上至一年	◦ one year or less but over three months	**6,667**	2,771	**6,667**	2,771
◦ 一年以上至五年	◦ five years or less but over one year	**7,644**	6,276	**7,644**	6,276
◦ 五年以上	◦ over five years	**365**	325	**365**	325
		18,564	14,730	**18,564**	14,730
		414,328	429,605	**404,034**	418,880

25 同業存款

25 Deposits from banks

		集團 GROUP		銀行 BANK	
		2001	2000	**2001**	2000
即時償還	Repayable on demand	**2,406**	249	**2,406**	249
有協定存款期或通知期，以餘下存款期計算：	With agreed maturity dates or periods of notice, by remaining maturity:				
◦ 三個月內但無須即時償還	◦ three months or less but not repayable on demand	**198**	3,526	**198**	3,526
◦ 三個月以上至一年	◦ one year or less but over three months	**18**	27	**18**	14
		2,622	3,802	**2,622**	3,789

26 其他負債

26 Other liabilities

		集團 GROUP 2001	集團 GROUP 2000	銀行 BANK 2001	銀行 BANK 2000
證券空倉：	Short positions in securities:				
庫券	Treasury bills	**3,922**	5,083	**3,922**	5,083
債務證券	Debt securities				
◦ 政府證券	◦ government securities	**578**	2,944	**578**	2,944
◦ 其他公共機構證券	◦ other public sector securities	**148**	16	**148**	16
		4,648	8,043	**4,648**	8,043
資產負債表以外按市值計算之利率、滙率及其他衍生工具合約之未實現虧損	Unrealised losses on off-balance sheet interest rate, exchange rate and other derivative contracts which are marked to market	**520**	1,238	**520**	1,238
本期稅項 *(附註6(乙))*	Current taxation *(note 6(b))*	**500**	961	**467**	876
同業結算應付賬項	Items in the course of transmission to other banks	**3,617**	4,671	**3,617**	4,671
應計及遞延收入	Accruals and deferred income	**1,522**	3,633	**1,389**	3,499
負債及支付準備	Provisions for other liabilities and charges	**268**	219	**28**	15
其他負債	Other liabilities	**640**	676	**1,561**	1,536
		11,715	19,441	**12,230**	19,878
至到期日剩餘期間：	Remaining maturity:				
◦ 三個月內	◦ three months or less	**10,715**	16,659	**11,961**	17,512
◦ 三個月以上至一年	◦ one year or less but over three months	**822**	2,353	**222**	2,068
◦ 一年以上至五年	◦ five years or less but over one year	**88**	328	**47**	298
◦ 五年以上	◦ over five years	**90**	101	**–**	–
		11,715	19,441	**12,230**	19,878

27 股本

27 Share capital

註冊股本：

銀行之註冊股本為港幣一百一十億元正（二零零零年：港幣一百一十億元正），分為二十二億股（二零零零年：二十二億股），每股港幣五元正。

Authorised:

The authorised share capital of the Bank is HK$11,000 million (2000: HK$11,000 million) divided into 2,200 million shares (2000: 2,200 million shares) of HK$5 each.

		2001	2000
實收股本：十九億一千一百八十四萬二千七百三十六股（二零零零年：十九億一千一百八十四萬二千七百三十六股），每股港幣五元正	Issued and fully paid: 1,911,842,736 shares (2000: 1,911,842,736 shares) of HK$5 each	**9,559**	9,559

於本年度內，本行並無購回本行之股份（二零零零年：無）。

During the year, the Bank made no repurchase of its own shares (2000: Nil).

28 儲備

28 Reserves

二零零一年

2001

		集團 GROUP	銀行 BANK	聯營公司 ASSOCIATED COMPANIES
保留溢利	Retained profits	**19,618**	**11,982**	**105**
行址及投資物業重估儲備	Premises and investment properties revaluation reserves	**8,119**	**6,396**	**597**
長期股票投資重估儲備	Long-term equity investment revaluation reserve	**2,323**	**–**	**–**
資本贖回儲備	Capital redemption reserve	**99**	**99**	**–**
		30,159	**18,477**	**702**
保留溢利	Retained profits			
二零零一年一月一日結餘	At 1 January 2001	**18,732**	**11,272**	**98**
換算調整	Exchange adjustments	**(2)**	**(2)**	**–**
股東應得溢利	Profit attributable to shareholders	**10,114**	**9,980**	**48**
股息	Dividends	**(9,368)**	**(9,368)**	**(41)**
折舊撥往行址重估儲備	Transfer of depreciation to premises revaluation reserve	**100**	**96**	**–**
因售出行址而實現之重估增值	Realisation on disposal of premises	**42**	**4**	**–**
二零零一年十二月三十一日結餘	At 31 December 2001	**19,618**	**11,982**	**105**
行址及投資物業重估儲備	Premises and investment properties revaluation reserves			
行址重估儲備	Premises revaluation reserve			
◦ 二零零一年一月一日結餘	◦ at 1 January 2001	**5,242**	**4,677**	**–**
◦ 重估減值 *(附註21(甲)及(丁))*	◦ deficit on revaluation *(notes 21(a) & (d))*	**(209)**	**(181)**	**–**
◦ 由保留溢利撥來之折舊	◦ transfer of depreciation from retained profits	**(100)**	**(96)**	**–**
◦ 撥往投資物業重估儲備	◦ transfers to investment properties revaluation reserve	**(144)**	**(133)**	**–**
◦ 二零零一年十二月三十一日結餘	◦ at 31 December 2001	**4,789**	**4,267**	**–**
投資物業重估儲備	Investment properties revaluation reserve			
◦ 二零零一年一月一日結餘	◦ at 1 January 2001	**3,500**	**2,113**	**658**
◦ 重估減值 *(附註21(甲)及(丁))*	◦ deficit on revaluation *(notes 21(a) & (d))*	**(211)**	**(113)**	**–**
◦ 應佔聯營公司物業之減值 *(附註21(丁))*	◦ share of revaluation deficit of an associated company *(note 21(d))*	**(61)**	**–**	**(61)**
◦ 由行址重估儲備撥來	◦ transfers from premises revaluation reserve	**144**	**133**	**–**
◦ 因售出投資物業而實現之重估增值	◦ realisation on disposal of investment properties	**(42)**	**(4)**	**–**
◦ 二零零一年十二月三十一日結餘	◦ at 31 December 2001	**3,330**	**2,129**	**597**
行址及投資物業重估儲備合計	Total premises and investment properties revaluation reserves	**8,119**	**6,396**	**597**

28 儲備 續

28 Reserves continued

二零零一年

2001

		集團 GROUP	銀行 BANK	聯營公司 ASSOCIATED COMPANIES
長期股票投資重估儲備	Long-term equity investment revaluation reserve			
二零零一年一月一日結餘	At 1 January 2001	**3,452**	–	–
重估減值	Deficit on revaluation	**(850)**	–	–
因售出長期股票投資而實現之重估增值	Realisation on disposal of long-term equity investments	**(279)**	–	–
二零零一年十二月三十一日結餘	At 31 December 2001	**2,323**	–	–
資本贖回儲備	Capital redemption reserve			
二零零一年一月一日及十二月三十一日結餘	At 1 January and 31 December 2001	**99**	**99**	–
二零零一年十二月三十一日儲備結餘	Total reserves at 31 December 2001	**30,159**	**18,477**	**702**

二零零零年

2000

		集團 GROUP	銀行 BANK	聯營公司 ASSOCIATED COMPANIES
保留溢利	Retained profits	18,732	11,272	98
行址及投資物業重估儲備	Premises and investment properties revaluation reserves	8,742	6,790	658
長期股票投資重估儲備	Long-term equity investment revaluation reserve	3,452	–	–
資本贖回儲備	Capital redemption reserve	99	99	–
		31,025	18,161	756
保留溢利	Retained profits			
二零零零年一月一日結餘	At 1 January 2000			
◦ 根據過往會計政策列示	◦ as previously reported	17,729	12,675	90
◦ 股息會計政策改變之調整	◦ change in accounting policy in respect of dividends	–	(1,587)	–
◦ 根據新會計政策列示	◦ as restated	17,729	11,088	90
換算調整	Exchange adjustments	(2)	(3)	–
股東應得溢利	Profit attributable to shareholders	10,014	9,260	47
股息	Dividends	(9,177)	(9,177)	(39)
折舊撥往行址重估儲備	Transfer of depreciation to premises revaluation reserve	99	78	–
因售出行址及投資物業而實現之重估增值	Realisation on disposal of premises and investment properties	69	26	–
二零零零年十二月三十一日結餘	At 31 December 2000	18,732	11,272	98

28 儲備 續

28 Reserves continued

二零零零年

2000

		集團 GROUP	銀行 BANK	聯營公司 ASSOCIATED COMPANIES
行址及投資物業重估儲備	Premises and investment properties revaluation reserves			
行址重估儲備	Premises revaluation reserve			
◦ 二零零零年一月一日結餘	◦ at 1 January 2000	5,005	4,384	–
◦ 重估增值 *(附註21(丁))*	◦ surplus on revaluation *(note 21(d))*	511	482	–
◦ 由保留溢利撥來之折舊	◦ transfer of depreciation from retained profits	(99)	(78)	–
◦ 撥往投資物業重估儲備	◦ transfers to investment properties revaluation reserve	(158)	(94)	–
◦ 因售出行址而實現之重估增值	◦ realisation on disposal of premises	(17)	(17)	–
◦ 二零零零年十二月三十一日結餘	◦ at 31 December 2000	5,242	4,677	–
投資物業重估儲備	Investment properties revaluation reserve			
◦ 二零零零年一月一日結餘	◦ at 1 January 2000	3,223	1,964	560
◦ 重估增值 *(附註21(丁))*	◦ surplus on revaluation *(note 21(d))*	73	64	–
◦ 應佔聯營公司物業之增值 *(附註21(丁))*	◦ share of revaluation surplus of an associated company *(note 21(d))*	98	–	98
◦ 由行址重估儲備撥來	◦ transfers from premises revaluation reserve	158	94	–
◦ 因售出投資物業而實現之重估增值	◦ realisation on disposal of investment properties	(52)	(9)	–
◦ 二零零零年十二月三十一日結餘	◦ at 31 December 2000	3,500	2,113	658
行址及投資物業重估儲備合計	Total premises and investment properties revaluation reserves	8,742	6,790	658
長期股票投資重估儲備	Long-term equity investment revaluation reserve			
二零零零年一月一日結餘	At 1 January 2000	3,959	–	–
重估減值	Deficit on revaluation	(259)	–	–
因售出長期股票投資而實現之重估增值	Realisation on disposal of long-term equity investments	(248)	–	–
二零零零年十二月三十一日結餘	At 31 December 2000	3,452	–	–
資本贖回儲備	Capital redemption reserve			
二零零零年一月一日及十二月三十一日結餘	At 1 January and 31 December 2000	99	99	–
二零零零年十二月三十一日儲備結餘	Total reserves at 31 December 2000	31,025	18,161	756

「重估儲備」及「資本贖回儲備」並非已實現之利潤，屬不可派發。

本行及從事銀行業務之附屬公司，因需按經營所在地之監管要求維持最低資本充足比率而可能對可派予股東之保留溢利構成限制。

The "Revaluation reserves" and the "Capital redemption reserve" do not represent realised profits and are not available for distribution.

The Bank and its banking subsidiary companies operate under regulatory jurisdictions which require the maintenance of minimum capital adequacy ratios and which could therefore potentially restrict the amount of retained profits which can be distributed to shareholders.

29 現金流量對賬表

29 Reconciliation for cash flow statement

(甲)營業溢利與來自營業活動之淨現金流量對賬表

(a) Reconciliation of operating profit to net cash flow from operating activities

		2001	2000
營業溢利	Operating profit	**11,079**	11,344
呆壞賬準備	Provisions for bad and doubtful debts	**424**	196
折舊	Depreciation	**386**	388
長期投資之攤銷	Amortisation of long-term investments	**(301)**	(571)
減除收回後之貸款撇賬淨額	Advances written off net of recoveries	**(1,389)**	(707)
長期投資之應收收入	Income receivable on long-term investments	**(2,286)**	(1,863)
來自經營活動之淨現金流入	Net cash inflow from trading activities	**7,913**	8,787
現金及短期資金之變動	Change in cash and short-term funds	**9,358**	(8,377)
三個月以上到期之定期存放同業之變動	Change in placings with banks repayable after three months	**8,818**	95
存款證之變動	Change in certificates of deposit	**(6,715)**	(5,333)
持作買賣用途之證券之變動	Change in securities held for dealing purposes	**2,332**	(4,206)
客戶貸款之變動	Change in advances to customers	**(3,953)**	(19,729)
直屬控股公司及同母系附屬公司欠款之變動	Change in amounts due from immediate holding company and fellow subsidiary companies	**820**	1,093
其他資產之變動	Change in other assets	**2,723**	(1,896)
客戶存款之變動	Change in customer accounts	**(19,111)**	50,837
發出存款證之變動	Change in certificates of deposit in issue	**3,834**	3,057
同業存款之變動	Change in deposits from banks	**(1,180)**	(3,087)
直屬控股公司及同母系附屬公司存款之變動	Change in amounts due to immediate holding company and fellow subsidiary companies	**(948)**	(782)
其他負債之變動	Change in other liabilities	**(7,265)**	6,391
撇除換算差額及其他非現金項目	Elimination of exchange differences and other non-cash items	**928**	1,913
來自營業活動之淨現金(流出)/流入	Net cash (outflow)/inflow from operating activities	**(2,446)**	28,763

(乙)年內現金及等同現金項目變動分析

(b) Analysis of the changes in cash and cash equivalents during the year

		2001	2000
一月一日結餘	Balance at 1 January	**157,511**	150,579
換算變動影響前之淨現金(流出)/流入	Net cash (outflow)/inflow before the effect of foreign exchange movements	**(14,235)**	8,472
換算變動之影響	Effect of foreign exchange movements	**(2,173)**	(1,540)
十二月三十一日結餘	Balance at 31 December	**141,103**	157,511

(丙)現金及等同現金項目結餘分析 (c) Analysis of the balances of cash and cash equivalents

		2001	2000
庫存現金及存放同業及其他金融機構	Cash in hand and balances with banks and other financial institutions	**3,789**	4,330
短期及一個月內到期之定期存放同業	Money at call and placings with banks maturing within one month	**104,990**	113,626
庫券	Treasury bills	**2,274**	1,522
一至三個月內到期之定期存放同業	Placings with banks repayable between one to three months	**29,897**	37,136
存款證	Certificates of deposit	**153**	897
		141,103	157,511

30 或有債務、承擔及衍生工具 30 Contingent liabilities, commitments and derivatives

(甲)合約金額、信貸之相等金額及風險加權金額 (a) Contract amount, credit equivalent amount and risk-weighted amount

二零零一年 2001

		集團 GROUP		
		合約金額 CONTRACT AMOUNT	信貸之相等金額 CREDIT EQUIVALENT AMOUNT	風險加權金額 RISK-WEIGHTED AMOUNT
或有債務：	Contingent liabilities:			
擔保	Guarantees	**11,802**	**11,706**	**3,761**
承擔：	Commitments:			
信用證及短期貿易關連交易	Documentary credits and short-term trade-related transactions	**5,768**	**1,154**	**1,151**
未動用之正式備用便利、信貸額及其他放款承諾：	Undrawn formal standby facilities, credit lines and other commitments to lend:			
◦ 一年以下	◦ under one year	**64,317**	**–**	**–**
◦ 一年及以上	◦ one year and over	**19,367**	**9,683**	**9,257**
其他	Other	**47**	**47**	**47**
		89,499	**10,884**	**10,455**
滙率合約：	Exchange rate contracts:			
即期及遠期外滙交易	Spot and forward foreign exchange	**98,143**	**1,066**	**249**
其他滙率合約	Other exchange rate contracts	**7,917**	**102**	**21**
		106,060	**1,168**	**270**
利率合約：	Interest rate contracts:			
利率掉期	Interest rate swaps	**44,446**	**1,035**	**240**
其他利率合約	Other interest rate contracts	**6,842**	**–**	**–**
		51,288	**1,035**	**240**

30 或有債務、承擔及衍生工具 續

30 Contingent liabilities, commitments and derivatives continued

(甲)合約金額、信貸之相等金額及風險加權金額 續

(a) Contract amount, credit equivalent amount and risk-weighted amount continued

二零零一年

2001

		銀行 BANK		
		合約金額 CONTRACT AMOUNT	信貸之相等金額 CREDIT EQUIVALENT AMOUNT	風險加權金額 RISK-WEIGHTED AMOUNT
或有債務：	Contingent liabilities:			
擔保	Guarantees	**12,374**	**12,278**	**4,332**
承擔：	Commitments:			
信用證及短期貿易關連交易	Documentary credits and short-term trade-related transactions	**5,768**	**1,154**	**1,151**
未動用之正式備用便利、信貸額及其他放款承諾：	Undrawn formal standby facilities, credit lines and other commitments to lend:			
◦ 一年以下	◦ under one year	**63,910**	**–**	**–**
◦ 一年及以上	◦ one year and over	**19,367**	**9,684**	**9,257**
		89,045	**10,838**	**10,408**
滙率合約：	Exchange rate contracts:			
即期及遠期外滙交易	Spot and forward foreign exchange	**101,481**	**1,099**	**266**
其他滙率合約	Other exchange rate contracts	**7,917**	**102**	**21**
		109,398	**1,201**	**287**
利率合約：	Interest rate contracts:			
利率掉期	Interest rate swaps	**43,152**	**1,026**	**239**
其他利率合約	Other interest rate contracts	**5,076**	**–**	**–**
		48,228	**1,026**	**239**

(甲)合約金額、信貸之相等金額及風險加權金額 續

(a) Contract amount, credit equivalent amount and risk-weighted amount continued

二零零零年

2000

		集團 GROUP		
		合約金額 CONTRACT AMOUNT	信貸之相等金額 CREDIT EQUIVALENT AMOUNT	風險加權金額 RISK-WEIGHTED AMOUNT
或有債務：	Contingent liabilities:			
擔保	Guarantees	3,829	3,763	2,963
承擔：	Commitments:			
信用證及短期貿易關連交易	Documentary credits and short-term trade-related transactions	5,801	1,168	1,160
未動用之正式備用便利、信貸額及其他放款承諾：	Undrawn formal standby facilities, credit lines and other commitments to lend:			
◦ 一年以下	◦ under one year	59,665	–	–
◦ 一年及以上	◦ one year and over	18,438	9,219	8,975
		83,904	10,387	10,135
滙率合約：	Exchange rate contracts:			
即期及遠期外滙交易	Spot and forward foreign exchange	169,896	2,886	647
其他滙率合約	Other exchange rate contracts	6,504	174	37
		176,400	3,060	684
利率合約：	Interest rate contracts:			
利率掉期	Interest rate swaps	46,951	842	201
其他利率合約	Other interest rate contracts	6,229	–	–
		53,180	842	201

30 或有債務、承擔及衍生工具 續

30 Contingent liabilities, commitments and derivatives continued

(甲)合約金額、信貸之相等金額及風險加權金額 續

(a) Contract amount, credit equivalent amount and risk-weighted amount continued

二零零零年

2000

		銀行 BANK 合約金額 CONTRACT AMOUNT	信貸之相等金額 CREDIT EQUIVALENT AMOUNT	風險加權金額 RISK-WEIGHTED AMOUNT
或有債務：	Contingent liabilities:			
擔保	Guarantees	4,435	4,369	3,558
承擔：	Commitments:			
信用證及短期貿易關連交易	Documentary credits and short-term trade-related transactions	5,801	1,168	1,160
未動用之正式備用便利、信貸額及其他放款承諾：	Undrawn formal standby facilities, credit lines and other commitments to lend:			
◦ 一年以下	◦ under one year	59,108	–	–
◦ 一年及以上	◦ one year and over	18,173	9,087	8,843
		83,082	10,255	10,003
滙率合約：	Exchange rate contracts:			
即期及遠期外滙交易	Spot and forward foreign exchange	173,218	2,919	663
其他滙率合約	Other exchange rate contracts	6,504	174	37
		179,722	3,093	700
利率合約：	Interest rate contracts:			
利率掉期	Interest rate swaps	46,129	829	198
其他利率合約	Other interest rate contracts	6,155	–	–
		52,284	829	198

上表列出資產負債表以外交易之名義合約金額、信貸之相等金額及風險加權金額。計算信貸之相等金額，乃用作推算風險加權金額之用。此等金額乃根據香港銀行業條例附表三之資本充足比率而估算，並視乎對等機構之信譽及期限特性而定。如屬或有債務及承擔，則風險加權幅度為零至百分之一百，如屬滙率、利率及其他衍生工具合約，則風險加權幅度為零至百分之五十。

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments, and from 0 per cent to 50 per cent for exchange rate, interest rate and other derivative contracts.

(甲)合約金額、信貸之相等金額及風險加權金額 續

或有債務及承擔均屬與信貸有關之工具，包括票據承兌、信用證、擔保書及提供信貸之承擔。所涉及之風險基本上與向客戶提供貸款之風險相同，故處理此類交易時，等同審批客戶之貸款申請，需要符合信貸條件、組合管理及抵押品之要求。由於此類信貸便利可能在未運用前已到期，故合約金額之總數並不代表未來現金之需求。

資產負債表以外之金融工具來自外滙、利率及股票等市場上所進行之期貨、遠期、掉期及期權等交易。

此等工具之合約金額顯示結算當日尚未到期之交易數量，但並不代表風險數額。此等工具之信貸相等金額乃根據香港銀行業條例附表三之準則計算，即為按市值重估後具正數值之合約價值及潛在之遠期信貸風險兩者之總數。

(a) Contract amount, credit equivalent amount and risk-weighted amount continued

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Off-balance sheet financial instruments arise from futures, forward, swap and option transactions undertaken in the foreign exchange, interest rate and equity markets.

The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk. The credit equivalent amount of these instruments is measured as the sum of positive mark-to-market values and the potential future credit exposure in accordance with the Third Schedule of the Hong Kong *Banking Ordinance*.

(乙)重置成本

(b) Replacement cost

		集團 GROUP		銀行 BANK	
		2001	2000	**2001**	2000
滙率合約	Exchange rate contracts	**310**	1,491	**310**	1,491
利率合約	Interest rate contracts	**859**	722	**856**	715
		1,169	2,213	**1,166**	2,206

合約之重置成本代表所有按市值重估後具正數值之合約(包括非買賣用途之合約)價值，而該等合約並無作任何雙邊淨額結算之安排。

The replacement cost of contracts represents the mark-to-market assets on all contracts (including non-dealing contracts) with a positive value and which have not been subject to any bilateral netting arrangement.

30 或有債務、承擔及衍生工具 續

30 Contingent liabilities, commitments and derivatives continued

(丙) 上述各表內所列包括持作買賣用途之衍生工具合約金額如下：

(c) Included in the above tables are the following amounts of derivative contracts which were made for dealing purposes:

		集團 GROUP		銀行 BANK	
		2001	2000	**2001**	2000
滙率合約：	Exchange rate contracts:				
即期及遠期外滙交易	Spot and forward foreign exchange	**98,143**	169,896	**101,481**	169,896
其他滙率合約	Other exchange rate contracts	**7,580**	6,204	**7,580**	6,204
		105,723	176,100	**109,061**	176,100
利率合約：	Interest rate contracts:				
利率掉期	Interest rate swaps	**30,505**	27,990	**30,505**	27,990
其他利率合約	Other interest rate contracts	**–**	750	**–**	750
		30,505	28,740	**30,505**	28,740

其餘之滙率、利率及其他衍生工具合約乃作非買賣用途，即用作風險對冲或作為資產負債管理。此等合約乃直接在市場訂立或間接經由本行之直屬控股公司或同母系附屬公司訂立。

除上述各表所列外，本行在日常業務中亦代集團其他成員開立擔保及承諾書。

The remaining exchange rate, interest rate and other derivative contracts were made for non-dealing purposes, i.e. to hedge risk, or to synthetically alter the risk characteristics of assets and liabilities. The transactions are either conducted directly in the market or indirectly through Group counterparties or fellow subsidiary companies.

In addition to the above, the Bank enters into guarantees and letters of support on behalf of other Group entities in the normal course of business.

31 為負債作抵押之資產

截至二零零一年十二月三十一日，本集團之負債港幣四十六億零五百萬元（二零零零年：港幣八十五億五千萬元）及銀行之負債港幣四十六億零五百萬元（二零零零年：港幣八十五億五千萬元）是以資產（包括存放於中央保管系統以利便證券結算之資產及有售後回購協議之資產）作抵押。本集團為擔保此等負債而質押之資產金額為港幣五百三十六億九千五百萬元（二零零零年：港幣四百二十八億三千一百萬元），銀行則為港幣四百二十二億五千五百萬元（二零零零年：港幣三百五十六億九千九百萬元），並主要由列於「庫存現金及短期資金」及「長期投資」內之項目組成。

31 Assets pledged as security for liabilities

At 31 December 2001, liabilities of the Group amounting to HK$4,605 million (2000: HK$8,550 million) and of the Bank amounting to HK$4,605 million (2000: HK$8,550 million) were secured by the deposit of assets, including assets deposited with central depositories to facilitate settlement operations and those subject to sale and repurchase arrangements. The amount of assets pledged by the Group to secure these liabilities was HK$53,695 million (2000: HK$42,831 million) and by the Bank was HK$42,255 million (2000: HK$35,699 million) and mainly comprised items included in "Cash and short-term funds" and "Long-term investments".

32 資本承擔

32 Capital commitments

		集團 GROUP 2001	集團 GROUP 2000	銀行 BANK 2001	銀行 BANK 2000
已核准及簽訂合約之開支	Expenditure authorised and contracted for	**141**	188	**115**	126
已核准但未簽訂合約之開支	Expenditure authorised but not contracted for	**–**	–	**–**	–
		141	188	**115**	126

33 租約承擔

本集團以經營租賃合約租賃之若干物業及設備，該等租賃之基本年期一般為一至五年，其中部份在到期時有權以重新商討之條款續訂租約。該等租約並無包括或有租金。

不可撤銷之營業租約的未來最低租金支出總額如下：

33 Lease commitments

The Group leases certain properties and equipment under operating leases. The leases typically run for an initial period of 1 to 5 years and may include an option to renew the lease when all terms are renegotiated. None of these leases includes contingent rentals.

The total future minimum lease payments payable under non-cancellable operating leases are as follows:

		集團 GROUP 2001	集團 GROUP 2000	銀行 BANK 2001	銀行 BANK 2000
一年以內	Within one year	**163**	158	**163**	157
一年以上至五年	Between one and five years	**289**	354	**289**	354
		452	512	**452**	511

34 職員退休福利計劃

本集團設有三個公積金福利計劃及三個界定利益福利計劃。在公積金福利計劃規定下，本集團每年度之供款乃從該年度之損益賬內支取。界定利益福利計劃所需之供款，均由精算師按年估計決定，並從該年度之損益賬內支取。本行及本集團各公司已按個別需要設有強制性公積金計劃(「強積金」)，並已按香港強制性公積金條例辦妥登記。於二零零一年內本集團在強積金計劃之供款為港幣三百萬元(二零零零年：無)。本年度內本集團就退休金計劃之供款總數為港幣四億三千四百萬元(二零零零年：港幣二億二千二百萬元)(附註4(丁))。

34 Staff retirement benefit schemes

The Group operates three defined contribution schemes and three defined benefit schemes. Contributions to the defined contribution schemes applicable to each year are charged to the profit and loss account for the year. Contributions to defined benefit schemes are made in accordance with the advice of qualified actuaries based on annual actuarial valuations and are charged to the profit and loss account for the year. The Bank and relevant Group entities have also participated in the mandatory provident fund schemes ("MPF schemes") registered under the Hong Kong Mandatory Provident Fund Ordinance. Contributions to MPF schemes in 2001 amounted to HK$3 million (2000: Nil). The Group's total retirement benefit cost for the year was HK$434 million (2000: HK$222 million) (note 4(d)).

34 職員退休福利計劃 續

香港職業退休計劃條例規定香港之退休福利計劃須於結束經營之基準上悉數置存基金。該條例規定在繼續經營基準上之任何短欠，必須根據合資格精算師之置存基金建議，在一段時間內補足。退休福利計劃之成本，乃按職業退休計劃條例之有關條款而作出評估，並於職員之服務期間有系統地確認。

最主要之職員退休福利計劃為「恒生銀行界定利益計劃」。該計劃為一界定利益福利計劃，其資產與本行之資產分開持有，每年進行精算估值。最新一次精算估值於二零零一年十二月三十一日進行，由同母系附屬公司滙豐人壽保險(國際)有限公司之趙黃舜芬(美國精算師學會專業資深會員)負責。

於該日，是項計劃之資產市值為港幣二十七億九千五百萬元(二零零零年：港幣三十一億三千二百萬元)。在繼續經營之基準上，有關資產相等於計及預期日後之薪金增長後，預計成員應佔福利金總額百分之九十二(二零零零年：百分之一百零七)，短欠額為港幣二億三千萬元(二零零零年：盈餘為港幣二億元)。在結束經營之基準上，有關資產相等於以該日薪金水平計算，成員應佔福利金總額百分之一百(二零零零年：百分之一百一十七)，由此產生之盈餘為港幣五百萬元(二零零零年：四億六千一百萬元)。精算估值乃採用PUC法(Projected Unit Credit Method)，該計劃之主要假設為未來每年投資回報率高於未來每年薪金增長率一個百分點。

由於二零零一年採用新精算估值方法，二零零零年之比較數字亦已重新計算，以符合本年度之賬項安排。

34 Staff retirement benefit schemes continued

The Hong Kong Occupational Retirement Schemes Ordinance ("the Ordinance") requires retirement benefit schemes in Hong Kong to be fully funded on a wind-up basis. The Ordinance requires any deficits on an on-going basis to be eliminated over a period of time in accordance with the funding recommendations of a qualified actuary. The costs of the retirement benefit schemes are assessed in accordance with the advice of qualified actuaries so as to recognise the cost of retirement benefits on a systematic basis over employees' service lives and take into account the relevant provisions of the Ordinance.

The principal scheme, the Hang Seng Bank Limited Defined Benefit Scheme is a defined benefit scheme with assets held separately from those of the Group. Actuarial valuations are performed annually. The latest valuation was made at 31 December 2001 and was performed by E Chiu, Fellow of the Society of Actuaries of the United States of America, of HSBC Life (International) Limited, a fellow subsidiary company of the Bank.

At that date, the market value of the scheme's assets was HK$2,795 million (2000: HK$3,132 million). On an on-going basis, the scheme's assets represented 92% (2000: 107%) of the benefits accrued to members, after allowing for expected future increases in salaries, and the resulting deficit amounted to HK$230 million (2000: surplus of HK$200 million). On a wind-up basis, the scheme's assets represented 100% (2000: 117%) of the members' vested benefits, based on salaries at that date, and the resulting surplus amounted to HK$5 million (2000: HK$461 million). The actuarial method used is the Projected Unit Credit Method and the main assumption used in this valuation was that the annual rate of investment return would be higher than the rate of annual salary increase by one percentage point.

Due to the adoption of the new actuarial method in 2001, the comparative figures for 2000 have been restated to conform with the current year's presentation.

35 跨國債權

跨國債權包括應收款項和貸款、銀行存放同業結餘及持有存款證、票據、本票、商業票據和其他可轉讓債務工具及包括上述資產之應計利息與過期未付利息。債權分類是依照交易對手所在之地區、經計及風險轉移因素後而劃定。若債權之擔保人所在地有異於交易對手所在之地區，則風險轉移至擔保人之所在地區。若屬銀行及金融機構分行之債權，其風險將會轉移至該銀行或金融機構之總行所在地區。個別國家或區域其經計及風險轉移後佔跨國債權總額百分之十或以上之債權總額詳列如下：

35 Cross border claims

Cross border claims include receivables and loans and advances, balances due from banks and holdings of certificates of deposit, bills, promissory notes, commercial paper and other negotiable debt instruments and also include accrued interest and overdue interest on these assets. Claims are classified according to the location of the counterparties after taking into account the transfer of risk. For a claim guaranteed by a party situated in a country different from the counterparty, risk will be transferred to the country of the guarantor. For a claim on the branch of a bank or other financial institution, the risk will be transferred to the country where its head office is situated. Claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross border claims are shown as follows:

二零零一年

2001

		同業及其他金融機構 BANKS & OTHER FINANCIAL INSTITUTIONS	公營機構 PUBLIC SECTOR ENTITIES	其他 OTHER	合計 TOTAL
不包括香港在內的亞太區	Asia Pacific excluding Hong Kong				
◦ 澳洲	◦ Australia	17,850	1,260	1,691	20,801
◦ 其他	◦ Other	33,442	2,283	2,707	38,432
		51,292	3,543	4,398	59,233
美洲	The Americas				
◦ 加拿大	◦ Canada	15,982	3,752	349	20,083
◦ 其他	◦ Other	6,737	1,343	7,538	15,618
		22,719	5,095	7,887	35,701
西歐	Western Europe				
◦ 德國	◦ Germany	25,136	954	2	26,092
◦ 英國	◦ United Kingdom	20,465	–	1,903	22,368
◦ 其他	◦ Other	54,393	1,617	2,298	58,308
		99,994	2,571	4,203	106,768

35 跨國債權 續

35 Cross border claims continued

二零零零年

2000

		同業及其他金融機構 BANKS & OTHER FINANCIAL INSTITUTIONS	公營機構 PUBLIC SECTOR ENTITIES	其他 OTHER	合計 TOTAL
不包括香港在內的亞太區	Asia Pacific excluding Hong Kong				
◦ 澳洲	◦ Australia	20,826	696	509	22,031
◦ 其他	◦ Other	35,746	1,901	2,742	40,389
		56,572	2,597	3,251	62,420
美洲	The Americas				
◦ 加拿大	◦ Canada	21,329	9,632	248	31,209
◦ 其他	◦ Other	11,907	3,794	4,851	20,552
		33,236	13,426	5,099	51,761
西歐	Western Europe				
◦ 德國	◦ Germany	26,911	527	1	27,439
◦ 英國	◦ United Kingdom	20,330	–	511	20,841
◦ 其他	◦ Other	61,571	790	1,615	63,976
		108,812	1,317	2,127	112,256

36 按類分析

(甲)業務類別

按類分析下之收入劃分，是反映各業務類別或地理區域，透過內部資本分配和資金調撥機制獲分派之資本及其他資金資源所賺取之回報。成本分配則以各業務或區域之直接成本及分攤之管理費用計算。各類業務使用集團自置物業，按市值計算之租金反映於「其他業務」項下之跨業務收入及各業務類別之跨業務支出內。

集團之主要業務分為五大類別。個人銀行業務為個人客戶(包括私人銀行客戶)提供銀行服務(包括存款、信用卡、按揭及其他零售貸款)及理財產品(包括保險及投資)。商業銀行業務負責促進中小型企業之客戶及提供貿易融資服務。工商及金融機構業務負責向大型企業及機構客戶提供服務。至於財資業務則從事同業及資本市場活動以及銀行本身之買賣，管理流動資金以及銀行業務所產生之其他涉及市場風險之持倉。其他業務主要包括管理股東資金、行址投資、物業投資及長期證券投資。

36 Segmental analysis

(a) By business segment

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocation and funds transfer pricing mechanisms. Cost allocation is based on the direct cost incurred by the respective segments and apportionment of management overheads. Rental charges at market rate for usage of premises are reflected as inter-segment income for the "Other" segment and inter-segment expenses for the respective business segments.

The Group comprises five business segments. Personal financial services provides banking services (including deposits, credit cards, mortgages and other retail lending) and wealth management products (including insurance and investment) to personal customers. Commercial banking manages middle market and smaller corporate relationships and provides trade-related financial services. Corporate and institutional banking handles the relationships with large corporate and institutional customers. Treasury engages in interbank and capital market activities and proprietary trading. Treasury also manages the funding and liquidity positions of the Bank and other market risk positions arising from banking activities. Other mainly represents shareholders' funds management and investments in premises, investment properties and long-term equities.

(甲)業務類別 續

(a) By business segment continued

二零零一年

2001

	個人銀行業務 PERSONAL FINANCIAL SERVICES	商業銀行業務 COMMERCIAL BANKING	工商及金融機構業務 CORPORATE & INSTITUTIONAL BANKING	財資業務 TREASURY	其他業務 OTHER	跨業務收支抵銷 INTER-SEGMENT ELIMINATION	合計 TOTAL
收入及支出 Income and expenses							
淨利息收入 Net interest income	6,700	1,108	732	1,667	1,453	–	11,660
營業收入 Operating income	2,073	907	288	278	401	–	3,947
跨業務收入 Inter-segment income	–	–	–	–	415	(415)	–
總營業收入 Total operating income	8,773	2,015	1,020	1,945	2,269	(415)	15,607
營業支出* Operating expenses*	(2,691)	(825)	(104)	(119)	(365)	–	(4,104)
跨業務支出 Inter-segment expenses	(324)	(75)	(9)	(7)	–	415	–
扣除準備金前之營業溢利 Operating profit before provisions	5,758	1,115	907	1,819	1,904	–	11,503
呆壞賬準備 Provisions for bad and doubtful debts	(573)	38	81	–	30	–	(424)
營業溢利 Operating profit	5,185	1,153	988	1,819	1,934	–	11,079
有形固定資產及長期投資之溢利 Profits on tangible fixed assets and long-term investments	17	39	–	113	224	–	393
重估物業淨減值 Net deficit on property revaluation	–	–	–	–	(14)	–	(14)
應佔聯營公司之溢利 Share of profits of associated companies	7	–	–	–	49	–	56
除稅前一般業務溢利 Profit on ordinary activities before tax	5,209	1,192	988	1,932	2,193	–	11,514
營業溢利不包括跨業務交易 Operating profit excluding inter-segment transactions	5,509	1,228	997	1,826	1,519	–	11,079
** 包括折舊 * Including depreciation*	(136)	(33)	(3)	(2)	(212)	–	(386)
總資產 Total assets	136,233	22,692	63,108	226,656	26,098	–	474,787
總負債 Total liabilities	308,404	69,101	16,412	10,022	25,777	–	429,716
聯營公司投資 Investments in associated companies	89	–	–	–	685	–	774
年內資本開支 Capital expenditure incurred during the year	114	20	1	3	55	–	193

36 按類分析 續
(甲) 業務類別 續

36 Segmental analysis continued
(a) By business segment continued

二零零零年

2000

	個人銀行業務 PERSONAL FINANCIAL SERVICES	商業銀行業務 COMMERCIAL BANKING	工商及金融機構業務 CORPORATE & INSTITUTIONAL BANKING	財資業務 TREASURY	其他業務 OTHER	跨業務收支抵銷 INTER-SEGMENT ELIMINATION	合計 TOTAL
收入及支出 Income and expenses							
淨利息收入 Net interest income	6,617	1,197	841	1,062	1,974	–	11,691
營業收入 Operating income	1,907	780	275	268	344	–	3,574
跨業務收入 Inter-segment income	–	–	–	–	389	(389)	–
總營業收入 Total operating income	8,524	1,977	1,116	1,330	2,707	(389)	15,265
營業支出* Operating expenses*	(2,339)	(832)	(97)	(124)	(333)	–	(3,725)
跨業務支出 Inter-segment expenses	(293)	(84)	(7)	(5)	–	389	–
扣除準備金前之營業溢利 Operating profit before provisions	5,892	1,061	1,012	1,201	2,374	–	11,540
呆壞賬準備 Provisions for bad and doubtful debts	(346)	76	(52)	–	126	–	(196)
營業溢利 Operating profit	5,546	1,137	960	1,201	2,500	–	11,344
有形固定資產及長期投資之溢利 Profits on tangible fixed assets and long-term investments	65	78	–	2	103	–	248
重估物業淨增值 Net surplus on property revaluation	–	–	–	–	28	–	28
應佔聯營公司之溢利 Share of profits of associated companies	7	–	–	–	48	–	55
除税前一般業務溢利 Profit on ordinary activities before tax	5,618	1,215	960	1,203	2,679	–	11,675
營業溢利不包括跨業務交易 Operating profit excluding inter-segment transactions	5,839	1,221	967	1,206	2,111	–	11,344
**包括折舊 * Including depreciation*	(131)	(40)	(2)	(3)	(212)	–	(388)
總資產 Total assets	132,675	20,380	64,829	254,829	28,071	–	500,784
總負債 Total liabilities	298,208	88,641	26,375	16,077	25,546	–	454,847
聯營公司投資 Investments in associated companies	43	–	–	–	746	–	789
年內資本開支 Capital expenditure incurred during the year	92	24	1	2	17	–	136

(乙)地理區域分類

(b) By geographical region

地理區域分類乃按附屬公司之主要營業地點或按銀行負責滙報業績或貸出款項之總行或分行所在地劃分。

Geographical segments are classified by the location of the principal operations of the subsidiary companies or, in the case of the Bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

		2001		2000	
			%		%
總營業收入 (已扣除利息支出)	**Total operating income (net of interest expense)**				
香港	Hong Kong	**14,227**	**91**	14,482	95
美洲	Americas	**1,307**	**8**	741	5
其他	Other	**73**	**1**	42	–
		15,607	**100**	15,265	100
除税前一般業務溢利	**Profit on ordinary activities before tax**				
香港	Hong Kong	**10,097**	**88**	10,937	94
美洲	Americas	**1,261**	**11**	720	6
其他	Other	**156**	**1**	18	–
		11,514	**100**	11,675	100
總資產	**Total assets**				
香港	Hong Kong	**370,489**	**78**	431,574	86
美洲	Americas	**98,145**	**21**	63,055	13
其他	Other	**6,153**	**1**	6,155	1
		474,787	**100**	500,784	100
總負債	**Total liabilities**				
香港	Hong Kong	**415,739**	**97**	439,705	97
美洲	Americas	**10,068**	**2**	10,630	2
其他	Other	**3,909**	**1**	4,512	1
		429,716	**100**	454,847	100
年內資本開支	**Capital expenditure incurred during the year**				
香港	Hong Kong	**190**	**98**	133	98
美洲	Americas	**1**	**1**	–	–
其他	Other	**2**	**1**	3	2
		193	**100**	136	100
或有債務及承擔	**Contingent liabilities and commitments**				
香港	Hong Kong	**100,704**	**99**	84,939	97
美洲	Americas	**–**	**–**	414	–
其他	Other	**597**	**1**	2,380	3
		101,301	**100**	87,733	100

37 行政人員貸款

根據香港公司條例第161B節規定，本行行政人員貸款摘要公佈如下：

37 Loans to officers

Particulars of loans to officers of the Bank disclosed pursuant to section 161B of the Hong Kong Companies Ordinance:

		於十二月三十一日有關貸款之總結欠 AGGREGATE AMOUNT OF RELEVANT LOANS OUTSTANDING AT 31 DECEMBER		年中有關貸款之最高總結欠 MAXIMUM AGGREGATE AMOUNT OF RELEVANT LOANS OUTSTANDING DURING THE YEAR	
		2001	2000	**2001**	2000
由銀行借出	By the Bank	**67**	34	**93**	73

38 資本充足比率

根據香港金融管理局發出之「就市場風險維持充足資本」指引之規定，本集團於十二月三十一日之經調整市場風險資本充足比率如下：

38 Capital adequacy ratios

The Group's capital adequacy ratios adjusted for market risk at 31 December, calculated in accordance with the guideline "Maintenance of Adequate Capital Against Market Risk" issued by the Hong Kong Monetary Authority, are as follows:

		2001	2000
經調整總資本比率	Adjusted total capital ratio	**15.3%**	15.3%
經調整第一級資本比率	Adjusted tier 1 capital ratio	**12.3%**	11.9%

根據香港銀行業條例附表三之準則計算，本集團於十二月三十一日之資本充足比率為：

The Group's capital adequacy ratios at 31 December, calculated in accordance with the Third Schedule of the Hong Kong Banking Ordinance, are as follows:

		2001	2000
總資本比率	Total capital ratio	**15.3%**	15.4%
第一級資本比率	Tier 1 capital ratio	**12.3%**	12.0%

39 流動資金比率

根據香港銀行業條例附表四之準則計算，本集團之全年平均流動資金比率為：

39 Liquidity ratio

The Group's average liquidity ratio for the year, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

		2001	2000
本行及其經營銀行業務之主要附屬公司	The Bank and its major banking subsidiaries	**45.6%**	43.3%

40 有關連人士之重大交易

(甲) 直屬控股公司及同母系附屬公司

於二零零一年，本集團按正常之銀行業務經營範圍與直屬控股公司及同母系附屬公司進行業務交易，其中包括同業存款、同業放款及資產負債表以外之交易。此等活動均按當時之市場價格進行。此外，集團亦按其正常業務經營範圍參與經由直屬控股公司安排下之若干融資租賃並以商業價格收取佣金。

本集團使用直屬控股公司之電子資料處理服務並與其共用自動櫃員機網絡，是按其成本收回基礎計算費用。此外，本集團亦將其中一個職員退休福利計劃經由同母系附屬公司擔任承保人及管理人，同時亦為一同母系附屬公司代理銷售強制性公積金產品。

本年度內由此等交易所產生之總收支及與有關機構之存欠結餘及資產負債表以外之總合約金額如下：

40 Material related party transactions

(a) Immediate holding company and fellow subsidiary companies

In 2001, the Group entered into transactions with its immediate holding company and fellow subsidiary companies in the ordinary course of its interbank activities including the acceptance and placement of interbank deposits, correspondent banking transactions and off-balance sheet transactions. The activities were priced at the relevant market rates at the time of the transactions. The Group participated, in its ordinary course of business, certain finance leases arranged by its immediate holding company and received commission income therefrom at a commercial rate.

The Group used the IT services of and shared an automated teller machine network with its immediate holding company on a cost recovery basis. The Group also maintained a staff retirement benefit scheme for which a fellow subsidiary company acts as insurer and administrator and acted as agent for the marketing of Mandatory Provident Fund products for a fellow subsidiary company.

The aggregate amount of income and expenses arising from these transactions during the year, and the balances of amounts due to and from relevant related parties and the total contract sum of off-balance sheet transactions at the end of the year are as follows:

		集團 GROUP	
全年收支結算	INCOME AND EXPENSES FOR THE YEAR	2001	2000
利息收入	Interest income	**443**	702
利息支出	Interest expense	**51**	81
其他營業收入	Other operating income	**169**	55
營業支出	Operating expenses	**847**	537

40 有關連人士之重大交易 續

(甲)直屬控股公司及同母系附屬公司 續

於十二月三十一日結餘

與直屬控股公司及同母系附屬公司有關資產負債表項目之資料列於附註16「存/欠直屬控股公司及同母系附屬公司」。而有關資產負債表以外項目之合約金額、信貸之相等金額及風險加權金額之資料詳列如下:

40 Material related party transactions continued

(a) Immediate holding company and fellow subsidiary companies continued

BALANCES AT 31 DECEMBER

Details of balances due from and due to the immediate holding company and fellow subsidiary companies are set out in note 16 "Amounts due from/to immediate holding company and fellow subsidiary companies". Details of contract amount, credit equivalent amount and risk-weighted amount of off-balance sheet transactions with immediate holding company and fellow subsidiary companies are set out below:

		集團 GROUP		
		合約金額 CONTRACT AMOUNT	信貸之相等金額 CREDIT EQUIVALENT AMOUNT	風險加權金額 RISK-WEIGHTED AMOUNT
利率及滙率合約:	Interest rate and exchange rate contracts:			
二零零一年	**2001**	**21,580**	**317**	**63**
二零零零年	2000	41,510	884	177

(乙)聯營公司

本集團給予一聯營公司一項免息股東貸款,於二零零一年十二月三十一日之結餘為港幣二億零八百萬元(二零零零年:港幣二億零八百萬元)。本行為一聯營公司作人壽保險產品之銷售代理,是年度內所收取之代理佣金合共為港幣二億五千七百萬元(二零零零年:港幣一億七千一百萬元)。

(b) Associated companies

The Group maintains an interest-free shareholders' loan to an associated company. The balance at 31 December 2001 was HK$208 million (2000: HK$208 million). The Bank acted as agent for the marketing of life insurance products for an associated company. Total agency commissions received during the year amounted to HK$257 million (2000: HK$171 million).

(丙)最終控股公司

於二零零一年,與本集團最終控股公司並無進行任何交易(與二零零零年相同)。

(c) Ultimate holding company

In 2001, no transaction was conducted with the Bank's ultimate holding company (unchanged from 2000).

(丁)主要行政人員

於二零零一年,本行及其控股公司之主要行政人員及其有關連人士並無重大交易(與二零零零年相同)。

(d) Key management personnel

In 2001, no material transaction was conducted with key management personnel of the Bank and its holding companies and parties related to them (unchanged from 2000).

41 最終控股公司

恒生銀行之最終控股公司為滙豐控股有限公司，該公司乃於英國註冊，並於英格蘭及威爾斯登記。

41 Ultimate holding company

The ultimate holding company of the Bank is HSBC Holdings plc, which is incorporated in Great Britain and registered in England and Wales.

42 賬項通過

本賬項已於二零零二年三月四日經董事會通過及核准發佈。

42 Approval of accounts

The accounts were approved and authorised for issue by the Board of Directors on 4 March 2002.

致恒生銀行有限公司（於香港註冊成立之有限公司）各股東：

本核數師已審核刊於第八十五頁至第一百五十三頁根據香港公認會計原則而編製之賬項。

董事及核數師之責任

香港公司條例規定董事須編製賬項以顯示真實公平之財務狀況。在編製該等賬項時，董事必須貫徹採用適當之會計政策，作出審慎而合理之判斷及估計，並說明任何未有遵守現行會計準則之原因。

本核數師之責任乃根據審核工作之結果，對該等賬項作出獨立意見，並向股東報告。

意見之基礎

本核數師乃按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬項所載數額及披露事項有關之憑證，亦包括評估董事於編製該等賬項時所作之重要估計及判斷、所釐定之會計政策是否適合恒生銀行及其集團之具體情況及有否貫徹運用並作出足夠的披露。

本核數師於策劃及進行審核工作時，已力求取得一切認為必需之資料及解釋，使能獲得充份之憑證，從而就該等賬項是否免除重大之錯誤陳述作合理之確定。在作出意見時，本核數師亦已衡量該等賬項所載資料在整體上是否足夠。本核數師相信審核工作已為下列意見建立合理之基礎。

意見

依照本核數師之意見，該賬項足以顯示恒生銀行及其集團在二零零一年十二月三十一日真實公平之財務狀況，及結至該日止之集團全年溢利及現金流量，並已按照香港公司條例適當編製。

畢馬威會計師事務所

香港執業會計師

香港　二零零二年三月四日

Auditors' Report to the Shareholders of Hang Seng Bank Limited
(incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 85 to 153 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the Directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Bank and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Bank and of the Group as at 31 December 2001 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 4 March 2002

二零零一年十二月三十一日	AT 31 DECEMBER 2001	股東 SHAREHOLDERS 數目 NUMBER	佔總數百分比 PERCENTAGE OF TOTAL	每股面值港幣五元之股份 SHARES OF HK$5 EACH 股數(百萬) NUMBER IN MILLIONS	佔總數百分比 PERCENTAGE OF TOTAL
持有股數	**Number of Shares Held**				
1 - 500	1 - 500	5,598	30.67	1.3	0.07
501 - 2,000	501 - 2,000	5,901	32.33	7.1	0.37
2,001 - 5,000	2,001 - 5,000	3,177	17.40	10.7	0.56
5,001 - 20,000	5,001 - 20,000	2,658	14.56	27.0	1.41
20,001 - 50,000	20,001 - 50,000	597	3.27	18.5	0.97
50,001 - 100,000	50,001 - 100,000	155	0.85	10.9	0.57
100,001 - 200,000	100,001 - 200,000	89	0.49	12.8	0.67
超過 200,000	Over 200,000	78	0.43	1,823.5	95.38
		18,253	100.00	1,911.8	100.00
地區分佈	**Geographical Distribution**				
香港	Hong Kong	17,818	97.62	1,908.8	99.84
馬來西亞	Malaysia	98	0.54	0.8	0.04
新加坡	Singapore	64	0.35	0.5	0.02
澳門	Macau	45	0.25	0.2	0.01
加拿大	Canada	66	0.36	0.3	0.02
英國	United Kingdom	54	0.30	0.1	0.01
美國	United States of America	48	0.26	0.6	0.03
澳洲	Australia	41	0.22	0.3	0.02
其他地區	Others	19	0.10	0.2	0.01
		18,253	100.00	1,911.8	100.00

敬啟者：本行定於二零零二年四月二十三日（星期二）下午三時三十分在香港德輔道中八十三號恒生銀行總行二十四樓博愛堂召開股東週年常會，討論下列普通事項：

（一）省覽截至二零零一年十二月三十一日止年度之賬項及董事會與核數師之報告書；

（二）選舉董事；

（三）復聘核數師並授權董事會釐定其酬金；

及於考慮後認為適當時，通過下列議決案（作為特別事項）：

普通議決案

（四）通過：

第四項至第六項議決案之建議乃為重新授予一般權力以發行股份及購回股份。

(a) 在本議決案(b)段之限制下，一般性及無條件批准本公司董事會於有關期間內行使本公司一切權力以購回本公司股份；

(b) 本公司根據本議決案(a)段之批准，可在香港股份購回守則規限下，在香港聯合交易所有限公司或任何其他香港證券及期貨事務監察委員會及香港聯合交易所有限公司就此認可之證券交易所，購回面值總額不得超過於通過本議決案當日本公司已發行股本面值總額之百分之十，而上述批准須受此相應限制；

(c) 就本議決案而言，「有關期間」乃指本議決案獲通過之日起至下列任何較早之日期止之期間：

(i) 本公司下屆股東週年常會結束；

(ii) 公司條例規定本公司須舉行下屆股東週年常會期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通議決案撤消或修訂本議決案授予本公司董事會權力之日；

（五）通過：

(a) 在本議決案(c)段之限制下及依據公司條例第57B條，一般性及無條件批准董事會於有關期間內行使本公司一切權力，以配發、發行及處理本公司股本中之額外股份，以及作出或授予或須行使該權力之建議、協議及購股權；

(b) 本議決案(a)段之批准乃授權本公司董事會在有關期間內作出或授予而或須於有關期間結束後行使該等權力之建議、協議及購股權；

(c) 本公司董事會根據本議決案(a)段之批准所配發或有條件或無條件同意配發（不論是否根據購股權或其他方式進行）之股本面值總額（惟根據(i)配售新股(ii)本公司發行之認股權證或任何可轉換為本公司股份之證券之條款而行使之購股權或換股權而發行股份(iii)本公司依據當時所採納以便向本公司及/或其任何附屬公司之高級職員及/或僱員授出或發行股份或可認購本公司股份之購股權計劃或類似安排而發行股份或(iv)任何按照本公司註冊章程以配發股份代替本公司全部或部份股息而設之以股代息或類似安排而配發之股份則除外）不得超過(aa)於通過本議決案當日本公司已發行股本面值總額之百分之十；及(bb)（倘董事會獲本公司股東另行通過一項普通議決案授權）於通過本議決案之後本公司購回之股本面值（最多可達於通過本議決案當日本公司已發行股本面值總額之百分之十）之總額，而上述批准亦須受此相應限制；及

(d) 就本議決案而言：

「有關期間」乃指本議決案獲通過之日起至下列任何較早之日期止之期間：

(i) 本公司下屆股東週年常會結束；

(ii) 公司條例規定本公司須舉行下屆股東週年常會期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通議決案撤消或修訂本議決案授予本公司董事會權力之日；及

「配售新股」乃指本公司於董事會所定期間內按於某一指定記錄日期名列本公司股東名冊之股份或任何一類股份之持有人當時持有該等股份或任何類別股份之比例向彼等提出股份配售建議（惟本公司董事會有權就零碎股權或於考慮香港以外之任何地區之法律或當地任何認可監管機構或任何證券交易所之規定而產生之任何限制或責任後，作出其認為必要或權宜之取消權利或其他安排）；

（六）授權本公司董事會就本會議通告（本議決案乃其中一部份）第五項議決案(c)段(bb)分段所述之本公司股本而行使該議決案(a)段所述之本公司權力。

承董事會命

秘書 **馬廣榮** 謹啟

香港 二零零二年三月四日

附註：

（一） 有資格出席上述常會及有投票權之股東，均可委派一位或多位代表出席及代其投票，代表人不必為本行股東。

（二） 恒生銀行董事會已宣佈派發第二次中期股息每股港幣二元八角。本行將於二零零二年三月二十日（星期三）及三月二十一日（星期四），暫停辦理股份過戶登記手續。為確保享有該第二次中期股息，股份過戶文件連同有關股票，必須於二零零二年三月十九日（星期二）下午四時或以前，送達香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室本行股份登記處，香港中央證券登記有限公司，辦理過戶手續。第二次中期股息將於二零零二年三月二十七日（星期三）派發予二零零二年三月二十一日（星期四）已在股東名冊內登記之股東。

Notice is hereby given that the Annual General Meeting of the Shareholders of the Bank will be held at the Penthouse of Hang Seng Bank Headquarters, 83 Des Voeux Road Central, Level 24, Hong Kong on Tuesday, 23 April 2002 at 3:30 pm to transact the following ordinary business:

(1) to receive and consider the Statement of Accounts and the Reports of the Directors and of the Auditors for the year ended 31 December 2001;

(2) to elect Directors;

(3) to reappoint the Auditors and to authorise the Directors to fix their remuneration;

and, by way of special business, to consider and, if thought fit, pass the following Resolutions:

as Ordinary Resolutions

(4) THAT

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase shares of the Company be and is hereby generally and unconditionally approved;

The proposed resolutions (4) to (6) are to renew the general mandates to issue shares and repurchase shares.

(b) the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting;

(5) THAT

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution and (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the revocation or variation of the approval given by this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong);

(6) THAT the Directors of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution 5 in the notice of the meeting of which this resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution.

By Order of the Board

K W Ma

Secretary

Hong Kong, 4 March 2002

Notes:

1 *A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and (on a poll) vote instead of the shareholder; a proxy need not also be a shareholder of the Bank.*

2 *The Directors of the Company have declared a second interim dividend of HK$2.80 per share. The Register of Shareholders of the Bank will be closed on Wednesday, 20 March 2002 and Thursday, 21 March 2002, during which no transfer of shares can be registered. To qualify for the second interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's Registrars, Central Registration Hong Kong Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 pm on Tuesday, 19 March 2002. The second interim dividend will be payable on Wednesday, 27 March 2002 to shareholders on the Register of Shareholders of the Bank on Thursday, 21 March 2002.*

銀業聯合保險有限公司	Bankers Alliance Insurance Company Limited
Beautiful Fountain Investment Company Limited	Beautiful Fountain Investment Company Limited
志輝投資有限公司	Cheer Free Investments Limited
輝昌企業有限公司	Fulcher Enterprises Company Limited
正鋒投資有限公司	Full Wealth Investment Limited
恒致利有限公司	Hang Che Lee Company, Limited
恒生資產管理(私人)有限公司	Hang Seng Asset Management Pte Ltd
恒生銀行(巴哈馬)有限公司	Hang Seng Bank (Bahamas) Limited
恒生銀行中國業務有限公司	Hang Seng Bank China Services Limited
恒生銀行信託有限公司	Hang Seng Bank (Trustee) Limited
恒生銀行信託(巴哈馬)有限公司	Hang Seng Bank Trustee (Bahamas) Limited
恒生金業有限公司	Hang Seng Bullion Company Limited
恒生存款有限公司	Hang Seng Credit Limited
恒生存款(巴哈馬)有限公司	Hang Seng Credit (Bahamas) Limited
恒生信用咭有限公司	Hang Seng Credit Card Limited
恒生資訊服務有限公司	Hang Seng Data Services Limited
恒生財務有限公司	Hang Seng Finance Limited
恒生財務(巴哈馬)有限公司	Hang Seng Finance (Bahamas) Limited
恒生財經資訊有限公司	Hang Seng Financial Information Limited
恒生期貨有限公司	Hang Seng Futures Limited
恒生保險有限公司	Hang Seng Insurance Company Limited
恒生保險(巴哈馬)有限公司	Hang Seng Insurance (Bahamas) Limited
恒生投資管理有限公司	Hang Seng Investment Management Limited
恒生投資服務有限公司	Hang Seng (Investment Services) Limited
恒生(代理人)有限公司	Hang Seng (Nominee) Limited
恒生物業管理有限公司	Hang Seng Real Estate Management Limited
恒生保安管理有限公司	Hang Seng Security Management Limited
恒生證券有限公司	Hang Seng Securities Limited
恒順利有限公司	Hang Shun Lee Company, Limited
恒生國際管理有限公司	Haseba International Management Limited
恒生投資有限公司	Haseba Investment Company Limited
Haseba Properties Holdings (USA) Inc.	Haseba Properties Holdings (USA) Inc.
Haseba Real Estate (USA) Inc.	Haseba Real Estate (USA) Inc.
Hayden Lake Limited	Hayden Lake Limited
高泰投資有限公司	High Time Investments Limited
恒指國際有限公司	HSI International Limited
恒指服務有限公司	HSI Services Limited
Imenson Limited	Imenson Limited
宏略投資有限公司	Mightyway Investments Limited
永年廣告有限公司	Perpetual Publicity Limited
Silver Jubilee Limited	Silver Jubilee Limited
巧玉投資有限公司	Wide Cheer Investment Limited
恩年發展有限公司	Yan Nin Development Company Limited

二零零一年全年業績
於二零零二年三月四日公佈

2001 Full Year Results
announced on 4 March 2002

二零零一年年報
於二零零二年三月下旬郵寄送交股東

2001 Annual Report
posted to shareholders in late March 2002

股東週年常會
將於二零零二年四月二十三日召開

Annual General Meeting
to be held on 23 April 2002

二零零一年第二次中期股息
於二零零二年三月四日公佈
將於二零零二年三月二十七日派發

2001 Second Interim Dividend
announced on 4 March 2002
to be paid on 27 March 2002

二零零二年中期業績
約於二零零二年八月初公佈

2002 Half Year Results
to be announced around early August 2002

二零零二年中期報告
約於二零零二年八月下旬郵寄送交股東

2002 Interim Report
to be posted to shareholders around late August 2002

二零零二年第一次中期股息
約於二零零二年八月初公佈
約於二零零二年九月初派發

2002 First Interim Dividend
to be announced around early August 2002
to be paid around early September 2002

設計 CONCEPT & DESIGN: LILIAN TANG DESIGN LIMITED ○ 攝影 PHOTOGRAPHY: KEVIN ORPIN

本年報以全無氯氣漂染紙及無氯氣漂染紙印製 This annual report is printed on totally chlorine free paper and elemental chlorine free paper

恒生銀行
HANG SENG BANK

恒生銀行有限公司
香港德輔道中八十三號
HANG SENG BANK LIMITED
83 Des Voeux Road Central
Hong Kong

Member HSBC *Group* 滙豐集團成員